Block G, First Floor
Rochester Place
173 Rivonia Road
Sandton 2146
PO Box 782761
Sandton 2146
Republic of South Africa

Tel: +27 11 783 9903
Fax: +27 11 783 9953
www.venmyn.com

NATIONAL INSTRUMENT NI43-101F
ON THE ITETEMIA AND LUHALA GOLD PROJECTS
IN THE LAKE VICTORIA GREENSTONE BELT
TANZANIA
PREPARED FOR
TANZANIAN ROYALTY EXPLORATION CORPORATION
(TRX)
BY
VENMYN RAND (PTY) LTD
(VENMYN)

COMPILED BY:-

A.N. CLAY (COMPETENT PERSON)
M.Sc. (Geol), M.Sc. (Min. Eng.), Dip. Bus. M., Pr.Sci.Nat
FGSSA, MSAIMM, FAusIMM, AAPG, MIASSA, M. Inst. D.
MANAGING DIRECTOR (VENMYN)

N. MCKENNA
M.Sc (Geol),. Hons (Geol), Pr.Sci.Nat
MAusIMM, MSAIMM, MGSSA, MIASSA, M. Inst. D.
DIRECTOR (VENMYN)

R.M. TAYELOR
B.Sc. Hons (Geol)
MGSSA, MGASA, GASA
MINERAL PROJECT ANALYST (VENMYN)

OUR REFERENCE:- D1116M
FIRST DRAFT:- 27 JANUARY 2012
FINAL REPORT:- 31 JANUARY 2012
EFFECTIVE DATE : - 31 JANUARY 2012

Directors: A N Clay (British); S E Conquest; E de V Greyling; N McKenna; C A Telfer	Venmyn Rand (Pty) Ltd. trading as Venmyn
Reg. No. 1988/004918/07

NATIONAL INSTRUMENT NI43-101F
ON THE ITETEMIA AND LUHALA GOLD PROJECTS
IN THE LAKE VICTORIA GREENSTONE BELT
TANZANIA
PREPARED FOR
TANZANIAN ROYALTY EXPLORATION CORPORATION
(TRX)
BY VENMYN RAND (PTY) LTD
(VENMYN)

TABLE OF CONTENTS
1.	SUMMARY (NI 1)		1
	1.1.	The Itetemia Project	1
	1.2.	The Luhala Project	5
2.	INTRODUCTION (NI 2)		8
	2.1.	Terms of Reference	8
	2.2.	Structure of Technical Report	8
	2.3.	Qualified Persons Declaration	8
	2.4.	Sources of Information	11
	2.5.	Site Visit and Field Involvement	11
3.	RELIANCE ON OTHER EXPERTS (NI 3)		11
4.	TANZANIA COUNTRY PROFILE (NI 24)		12
	4.1.	Locality, General Infrastructure and Accessibility of Tanzania	12
	4.2.	Topography, Vegetation and Climate of Tanzania	12
	4.3.	Socio-Political Climate of Tanzania	12
	4.4.	Economic Climate and Fiscal Regime of Tanzania	13
	4.5.	Exploration and Mining in Tanzania	13
	4.6.	Mineral Policy in Tanzania	14
		4.6.1. Royalties, Fees and Taxes	15
		4.6.2. Impact of the Projects on the Environment	15
5.	REGIONAL GEOLOGY AND MINERALISATION IN THE LAKE VICTORIA GOLDFIELD (NI 24)		17
6.	THE ITETEMIA PROJECT		19
	6.1.	Property Description and Location (NI 4)	19
		6.1.1. Location	19
		6.1.2. Legal Aspects and Mineral Tenure	19
	6.2.	Accessibility, Climate, Local Resources, Infrastructure & Physiography (NI 5)	21
		6.2.1. Accessibility	21
		6.2.2. Climate	21
		6.2.3. Local Resources	21
		6.2.4. Infrastructure	22
		6.2.5. Physiography	22
	6.3.	History (NI 6)	24
	6.4.	Geological Setting and Mineralisation of the GHR (NI 7)	26
	6.5.	Deposit Type (NI 8)	26
	6.6.	Exploration (NI 9)	29
	6.7.	Drilling (NI 10)	31
		6.7.1. Reverse Circulation Drilling	32
		6.7.2. Diamond Core Drilling	33

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

		6.7.3.	Multi-Purpose (RC-DC) Drilling	34
		6.7.4.	Rotary Air Blast Drilling	34
	6.8.	Sample Preparation, Analysis and Security (NI 11)		34
		6.8.1.	Reverse Circulation Drilling Sampling Methodology	35
		6.8.2.	Diamond Core Drilling Sampling Methodology	35
		6.8.3.	Specific Gravity Sampling Methodology	38
	6.9.	Data Verification (NI 12)		39
		6.9.1.	Database Management	40
	6.10.	Mineral Processing and Metallurgical Testing (NI 13)		40
	6.11.	Mineral Resource Estimates (NI 14)		41
		6.11.1.	Orebody Modelling and Interpretation	41
		6.11.2.	Mineral Resource Statements	45
			Previous Mineral Resource Statement	46
			Current Mineral Resource Statement	47
		6.11.3.	Mineral Resource Classification	47
	6.12.	Mineral Reserve Estimates (NI 15)		48
	6.13.	Mining Methods (NI 16)		48
	6.14.	Recovery Methods (NI17)		49
	6.15.	Project Infrastructure (NI 18)		49
	6.16.	Market Studies and Contracts (NI 19)		49
	6.17.	Environmental Studies, Permitting and Social or Community Impact (NI 20)		50
	6.18.	Capital and Operating Costs (NI 21)		50
	6.19.	Economic Analysis (NI 22)		50
	6.20.	Adjacent Properties (NI 23)		52
7.	THE LUHALA PROJECT			53
	7.1.	Property Description and Location (NI 4)		53
		7.1.1.	Location	53
		7.1.2.	Legal Aspects and Mineral Tenure	53
	7.2.	Accessibility, Climate, Local Resources, Infrastructure & Physiography (NI 5)		54
		7.2.1.	Accessibility	54
		7.2.2.	Climate	54
		7.2.3.	Local Resources	55
		7.2.4.	Infrastructure	55
		7.2.5.	Physiography	55
	7.3.	History (NI 6)		57
	7.4.	Geological Setting and Mineralisation of the Luhala Project Area (NI 7)		58
	7.5.	Deposit Type (NI 8)		58
	7.6.	Exploration (NI 9)		60
	7.7.	Drilling (NI 10)		61
		7.7.1.	Reverse Circulation Drilling	62
		7.7.2.	Diamond Core Drilling	62
		7.7.3.	Rotary Air Blast Drilling	64
	7.8.	Sample Preparation, Analysis and Security (NI 11)		65
		7.8.1.	Specific Gravity Sampling Methodology	66
	7.9.	Data Verification (NI 12)		66
		7.9.1.	Database Management	67
	7.10.	Mineral Processing and Metallurgical Testing (NI 13)		67
	7.11.	Mineral Resource Estimates (NI 14)		67
		7.11.1.	Orebody Modelling and Interpretation	67
		7.11.2.	Mineral Resource Statements	72
			Previous Mineral Resource Statement	72
			Current Mineral Resource Statement	73

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

		7.11.3. Mineral Resource Classification	74
	7.12.	Mineral Reserve Estimates (NI 15)	74
	7.13.	Mining Methods (NI 16)	74
	7.14.	Recovery Methods (NI17)	74
	7.15.	Project Infrastructure (NI 18)	74
	7.16.	Market Studies and Contracts (NI 19)	74
	7.17.	Environmental Studies, Permitting and Social or Community Impact (NI 20)	75
	7.18.	Capital and Operating Costs (NI 21)	75
	7.19.	Economic Analysis (NI 22)	75
	7.20.	Adjacent Properties (NI 23)	75
8.	INTERPRETATION AND CONCLUSIONS (NI 25)		76
	8.1.	Itetemia Project	76
	8.2.	Luhala Project	76
9.	RECOMMENDATIONS (NI 26)		76
	9.1.	Itetemia Project	76
	9.2.	Luhala Project	76
10.	RISKS		77
11.	REFERENCES (NI 27)		78
12.	DATE AND SIGNATURE PAGE		79
13.	CERTIFICATES OF QUALIFIED PERSONS AND CONSENTS		80

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

LIST OF FIGURES

Figure 1: Location of the Projects in Relation to Regional Infrastructure in Tanzania	2
Figure 2: Regional Geology and Stratigraphy of the Lake Victoria Goldfield	3
Figure 3: Current Ownership and Corporate Structure of the Projects	4
Figure 4: Political and Infrastructure Map of Tanzania	9
Figure 5: Locality, Infrastructure and legal Tenure of the Projects in the Lake Victoria Goldfield	10
Figure 6: Regional Geology and Stratigraphy of the Lake Victoria Goldfield	18
Figure 7: Infrastructure, Topography and Geology in the Itetemia Project Area	23
Figure 8: Regional Geology of the Itetemia Deposit Area showing Location of Sampling	27
Figure 9: Local Geology of the GHR and Resource Delineation Drillholes	28
Figure 10: 3D Orebody Model of GHR	43
Figure 11: Representative Cross-Sections Through the GHR	44
Figure 12: Grade Tonnage Curve for Itetemia	47
Figure 13: Sensitivity of NPV and IRR to Gold Price	52
Figure 14: Infrastructure, Topography and Geology in the Luhala Project Area	56
Figure 15: Regional Geology of the Luhala Project Area showing Location of Sampling	59
Figure 16: 3D Orebody Model for Luhala Deposit	70
Figure 17: Representative Cross Sections through Luhala Deposit	71
Figure 18: Grade Tonnage Curve for Luhala	74
Figure 19: Basic Statistics for Itetemia Zone 1 and 2 after Top-Cut Application	89
Figure 20: Evidence of Interstitial Low-Grade Inclusions in Model between Itetemia Zones 1 and 2	89
Figure 21: Itetemia Zone 1 Cut 3D Variance Plot of Model versus Drillhole Grades by Block Number	90
Figure 22: Itetemia Zone 1 Cut 3D Variance Scatter Plot Showing Regression Effect	90
Figure 23: Itetemia Zone 2 Cut 3D Variance Plot of Model versus Drillhole Grades by Block Number	91
Figure 24: Itetemia Zone 2 Cut 3D Variance Scatter Plot Showing Regression Effect	91
Figure 25: Basic Statistics for Luhala Kisunge Hill Central Zone after Top-Cut Application	92
Figure 26: Basic Statistics for Luhala Kisunge East and Southern Zones after Top-Cut Application	92
Figure 27: Basic Statistics for Luhala Shilalo West and Southern Zones after Top-Cut Application	93
Figure 28: Luhala All Zones (Cut) 3D Variance Scatter Plot Showing Regression Effect	93
Figure 29: Luhala All Zones (Cut) 3D Variance Plot of Model versus Drillhole Grades by Block Number	94

LIST OF TABLES

Table 1: Summary of Projects and Shareholding	1
Table 2: Schedule of Licence Fees	15
Table 3: Itetemia PL and Application Size and Boundary Coordinates	20
Table 4: Exploration, Results and Development of the Itetemia Project	24
Table 5: Laboratory Accreditation Status	37
Table 6: SG Results and Applied Values for Modelling	39
Table 7: JORC Mineral Resource Statement for the Itetemia Project 1.0g/t cut-off at 1st February 2010 ..	46
Table 8: SAMREC Mineral Resource Statement for the Itetemia Project 1.0g/t cut-off at 8th March 2011.	46
Table 9: NI43-101 Mineral Resource Statement for the Itetemia Project 1.0g/t cut-off at 31st January 2012	47
Table 10: Preliminary Optimisation Parameters	48
Table 11: Conceptual Mine Schedule	49
Table 12: Conceptual Mining Fleet	49
Table 13: Conceptual Mine Operating Costs	50
Table 14: Conceptual Owners Capital Cost	50
Table 15: Conceptual Processing and Infrastructure Costs	50
Table 16: Summary of Conceptual DCF Results	51
Table 17: Luhala PL Size and Boundary Coordinates	53
Table 18: Exploration, Results and Development of the Luhala Project	57
Table 19: JORC Mineral Resource Statement for the Luhala Project 1.0g/t cut-off at 1st February 2010 ...	72
Table 20: SAMREC Mineral Resource Statement for the Luhala Project 1.0g/t cut-off at 8th March 2011.	73
Table 21: NI43-101 Mineral Resource Statement for the Luhala Project 1.0g/t cut-off at 31st January 2012	73

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

1.	SUMMARY (NI 1)

Venmyn, as Independent Qualified Person/s, were requested by the Directors of TRX to prepare a technical report on the company s Itetemia and Luhala projects (the Projects - Table 1) within the Lake Victoria Goldfields of Tanzania (LVG). This document has been prepared in accordance with the updated June 2011, National Instrument 43 101 Standards of Disclosure for Mineral Projects, Form 43-101F and Companion Policy 43-101CP as well as the CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM Standards). These guidelines are considered by Venmyn to be a concise recognition of the best practise due diligence methods for these types of mineral projects and accord with the principles of open and transparent disclosure that are embodied in internationally accepted Codes for Corporate Governance.

For the purpose of this technical report, the Projects are those areas comprising the licences and licence applications that formed part of the Option Agreements between Sloane Development Ltd (Sloane) and TRX (also referred to as the Sloane-TRX JV) at the time of Sloan s withdrawal from the JV and Option Agreements in December 2011. Table 1 summarises the licences and licence applications that comprise the Projects, for the purpose of this technical report:-

Table 1: Summary of Projects and Shareholding

PROJECT	PL /APPL NO.	STATUS	COMPANY	TRX EFFECTIVE INTEREST (%)
					AREA (km2)
					CURRENT	APPL.

	PL4821/07	Current	Itetemia Mining Company Limited	90%	9.2	n/a
	HQ-P18525	Application	Itetemia Mining Company Limited	90%	n/a	4.7
Itetemia
	PL3308/05	Current	Itetemia Mining Company Limited	90%	2.3	n/a
	HQ-P21835	Application	Itetemia Mining Company Limited	90%	n/a	2.3
			ITETEMIA TOTAL CURRENT LICENCES		11.5
			ITETEMIA TOTAL LICENCE APPLICATIONS			7.0
	PL5278/09	Current	Tancan Mining Company Limited	100%	13.9	n/a
Luhala	PL6949/11	Current	Tancan Mining Company Limited	100%	7.0	n/a
	PL3315/05	Current	Tancan Mining Company Limited	100%	6.9	n/a
			LUHALA TOTAL CURRENT LICENCES		27.7

This technical report therefore summarises the data and mineral resources that accrue to TRX as a consequence of the termination of the Sloane-TRX JV.

The Projects comprise the Mineral Resources of the Itetemia and Luhala gold deposits, which are located within a traditional gold prospecting geological environment in Tanzania, comprised of a number of east-west trending linear, greenstone belts separated by granite-gneiss terrains.

1.1.	The Itetemia Project

The Itetemia Project includes the Mineral Resources of the Golden Horseshoe Reef (GHR), and is an advanced stage exploration project focussing on the development of the GHR.

The GHR is located on a near vertical, sheared, west-facing fold limb oriented at 315°, with auriferous zones interpreted to plunge to the northwest at -50º / -55°. It is hosted within a mafic-to-felsic volcaniclastic sequence. Mapping and drilling indicate two distinctive, closely parallel or anastamosing auriferous zones

The GHR deposit type is a greenstone (mafic to felsic volcaniclastic), shear zone hosted gold deposit. The shear zone hosted gold deposits comprise the primary exploration targets within the Itetemia Project areas and represent in-situ gold mineralised rocks and quartz veins. The gold mineralisation occurs within an 8 to 20m thick silicified shear zone located at the contact between a sequence of sheared and chloritised basalts (possibly pillowed) and a felsic volcanic sequence comprising dacite, rhyodacite and crystal volcaniclastics. The mineralisation is localised within a sequence of intermediate volcaniclastics and pyroclastics striking northwest-southeast and dipping 70-80º toward the southwest.

Significant amounts of drilling and sampling have been conducted over the GHR and surrounding area which has culminated in the estimation, of the following Mineral Resources for the GHR as at 31st January 2012 using a cut-off grade of 1.0g/t:-

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

FIGURE 01

VENMYN Independence you can trust

Tanzanian Royalty NI 43-101

LOCALITY WITHIN AFRICA
TANZANIA
UGANDA
RWANDA
KIGALI
BURUNDI
BUJUMBURA
KENYA
NAIROBI
DRC
ZAMBIA
MALAWI
MOZAMBIQUE
ZANZIBAR
Indian Ocean
Bukoba
Musoma
Lake Naivasha
Lake Natron
Project Area
MWANZA
Mwanza
KAHAMA
SHINYANGA
Serengeti National Park
Ngorongoro Conservation Area
Kilimanjaro Game Reserve
Tsavo National Park
Arusha
Moshi
N23
Lake Manyara
Lake Eyasi
Tarangire National Park
Kigosi Game Reserve
Gombe National Park
KIGOMA
Tabora
Singida
Tanga
B3
B8
B141
B1
A14
B129
A7
A104
Zanzibar
DODOMA
DAR ES SALAAM
Morogoro
Mtera Dam
Kidatu
Iringa
Ruaha National Park
Mikumi National Park
Lake Tanganyika
Mpanda
Sumbawanga
Lake Rukwa
Mbeya
Lindi
Mtwara
Songea
Lake Bangweulu
2°
6°
10°
30°
34°
38°
0
Scale:
400km

LEGEND:

- Capital City
- Towns
- Roads
- Railway Lines
- Powerlines
- International Boundaries
- Provincial Boundaries
- Rivers
- Lakes and Dams
- Conservation Areas
- Mountain Ranges
- Project Area
- Contributing Province

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

D1116M_TanRoyltetemia_2012

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

VENMYN
Independence you can trust
Tanzanian Royalty NI 43-101
FIGURE 02

REGIONAL GEOLOGY AND STRATIGRAPHY OF THE LAKE VICTORIA GOLDFIELD

N
GEITA
KITONGO
ITETEMIA PROJECT
LUHALA PROJECT
TULAWAKA
BULYANHULU
GOLDEN RIDGE
NYAKAFURU
MYABI
CHOCOLATE REEF
LOCALITY WITHIN TANZANIA
Mwanza
Project Area
Dodoma
Dar Es Salaam
LEGEND:
Active Gold Mines
Lake Victoria
Licence Areas
0
Scale:
25km
2°30'
3°00'
3°30'
4°00'
4°30'
31°30'
32°00'
32°30'
33°00'
33°30'

LEGEND:

GEOLOGICAL LEGEND:

Cenozoic
Mbuga-Clay - Alluvial deposits from Holocene and fossil streams and lake deposits of Proto-Lake Tanganyika

Proterozoic
Bukuban System, undifferentiated (silliceous siltstone and buff shale, intruded by basic sills; conglomerate, gritstone, quartzite, ferruginous sandstone; on the pediment plain usually bleached

Archean Greenstone Belt
Nyanzian system, including:-
- Flyschoid sediments and metamorphic equivalents (greywacke and shale; slate and schist)
- Acidic volcanics (rhyolite, dacite and associated tuff)
- Basic volcanics and metamorphic greenshcists (tholeite basalt, amphibolite, horn blende and chlorite schist)- Banded Ironstone Formation (BIF) (prominent crests and ridges) interbedded with shale
- Migmatite facies

Granitoid Shield
Granite / Gneiss complex undifferentiated including K-rich late kinematic Nyanzian intrusives

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1116M_TanRoyItetemia_2012

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

NI43-101 Mineral Resource Statement for the Itetemia Project 1.0g/t cut-off at 31st January 2012
DOMAIN	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Main Lode	Indicated	816,000	2,390,000	3.14	241,000
Footwall Lode		141,000	409,000	1.92	25,000
	TOTAL INDICATED	957,000	2,799,000	2.96	266,000
Main Lode	Inferred	355,000	1,053,000	3.68	125,000
Footwall Lode		128,000	380,000	2.57	31,000
	TOTAL INFERRED	483,000	1,433,000	3.39	156,000

Rounding results in computational discrepancies

TRX have a 90% interest in Itetemia, and consequently only 90% of these resources accrue to TRX

The GHR has been considered for both underground and opencast mining, with a preliminary, high level optimisation document, prepared by Auralia Pty Limited (Auralia) in August 2009, indicating that opencast mining is technically feasible. No recent studies have been conducted on the underground potential, although various methods could be applied to the steeply dipping orebody. A Preliminary Assessment, by Saint Barbara LLP (Saint Barbara) in September 2010, of potential open pit mining of the GHR is presented in this Technical Report in the interests of transparency and in order to further demonstrate prospects for eventual economic extraction .

It is Venmyn s general opinion that the GHR represents a small, yet robust, medium-grade, near surface gold deposit, that warrants further feasibility investigations. While the resource is relatively small, and the potential extractable resource (by opencast mining) is small, Venmyn consider the ability to increase the resource base limited. Nevertheless, preliminary economic studies do indicate the feasibility of a small opencast operation, at the current high gold prices. At lower gold prices, studies show the possibility of toll treating the GHR material at the neighbouring Bulyanhulu Mine.

1.2.	The Luhala Project

The Luhala Project is an advanced stage exploration project focussing on the development of the Luhala gold deposits which consist of five anomalous hilltops.

The rocks have been divided into three geologic packages, namely:-

● a lower mafic package of fine grained chlorite-rich ferruginised basalt with local semi-massive to massive pyrite assemblages (not carrying grade);

●
a felsic package of silicified or porphyritic rocks and commonly flow banded and brecciated rhyolite flows, cherts and argillites which are weathered to kaolinite-sericitic clay assemblages which may or may not be ferruginous; and

●
an upper intrusive package of dolerite/gabbro. The mineralisation is stratabound, shear-zone hosted gold mineralisation (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginised mafics and felsics.

The Kisunge Hill and both Shilalo West and Shilalo South Hills are of primary economic interest and have Inferred Resources declared for them. Varying amounts of drilling and sampling has been conducted over the various deposits at Luhala, which has to-date resulted in the estimation of the following Mineral Resources as at 31st January 2012 using a cut-off grade of 1.0g/t:-

NI43-101 Mineral Resource Statement for the Luhala Project 1.0g/t cut-off at 31st January 2012

DOMAIN / ZONE	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Kisunge Central	Inferred	410,000	870,000	1.76	48,900
Kisunge East		110,000	240,000	2.15	16,800
Kisunge South		60,000	120,000	1.68	6,300
Shilalo South		100,000	200,000	2.47	15,900
Shilalo West		200,000	430,000	1.73	23,900
TOTAL LUHALA PROJECT		880,000	1,860,000	1.87	112,000

Rounding results in computational discrepancies

TRX have a 100% interest in Luhala, and consequently 100% of these resources accrue to TRX

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

It is Venmyn s opinion that the full potential of the Luhala Gold Deposit has not yet been adequately tested, and that potential exists to extend the current small, low-grade, near surface gold deposits already identified.

Of concern is the geological interpretation of the area and the sequence stratigraphy in particular. Conflicting geological interpretations may have a profound effect on the potential resource size and future economics of the project. Venmyn recommends that the exploration programme includes an element of detailed geological and structural mapping, further re-logging of cores and detailed sequence stratigraphy. The geological model should also be updated to incorporate the most recent (2010) drilling results.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

DISCLAIMER AND RISKS

Venmyn has prepared this Technical Report and, in so doing, has utilised information provided by TRX and its former option holders and joint venture partners. Where possible, this information has been verified from independent sources with due enquiry in terms of all material issues that are a prerequisite to comply with the NI43-101 and TSX Requirements.

The authors of this Technical Report are not qualified to provide extensive commentary on legal issues associated with TRX and/or its subsidiaries right to the mineral properties. TRX, as well as their advisors, have provided certain information, reports and data to Venmyn in preparing this Technical Report which, to the best of TRX s knowledge and understanding is complete, accurate and true. TRX acknowledge that Venmyn has relied on such information, reports and data in preparing this Technical Report. No warranty or guarantee, be it express or implied, is made by the authors with respect to the completeness or accuracy of the legal aspects of this document.

OPERATIONAL RISKS

The businesses of mining and mineral exploration, development and production, by their nature, contain significant operational risks. The business depends upon, amongst other things, successful prospecting programmes and competent management. Profitability and asset values can be affected by unforeseen changes in operating circumstances and technical issues.

POLITICAL AND ECONOMIC RISKS

Factors such as political and industrial disruption, currency fluctuation, increased competition from other prospecting and mining rights holders and interest rates could have an impact on TRX and its subsidiaries future operations, and potential revenue streams can also be affected by these factors. The majority of these factors are, and will be, beyond the control of TRX or any other operating entity.

FORWARD LOOKING STATEMENTS

The following report contains forward-looking statements. These forward looking statements are based on opinions and estimates of TRX management and Venmyn at the date the statements are made. They are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. Factors that could cause such differences include changes in world gold markets, equity markets, costs and supply of materials relevant to the projects, and changes to regulations affecting them. Although Venmyn believe the expectations reflected in our forward-looking statements to be reasonable, Venmyn does not guarantee future results, levels of activity, performance or achievements.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

2.	INTRODUCTION (NI 2).
	2.1	Terms of Reference

Venmyn, as Independent Qualified Person/s, were requested by the Directors of TRX to prepare a technical report on the company s Itetemia and Luhala projects (the Projects) within the Lake Victoria Goldfields (LVG) of Tanzania (Figure 4 and Figure 5). This document has been prepared in accordance with the updated June 2011, National Instrument 43 101 Standards of Disclosure for Mineral Projects, Form 43-101F and Companion Policy 43-101CP as well as the CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM Standards). These guidelines are considered by Venmyn to be a concise recognition of the best practise due diligence methods for this type of mineral project and accord with the principles of open and transparent disclosure that are embodied in internationally accepted Codes for Corporate Governance.

TRX has been listed on the TSX since (29th October 2001) and on the NYSE AMEX Equities since (12th May 2005). This technical report has been prepared to meet the reporting requirements of the TSX and serves as an independent record of all historical and recent exploration results on the Projects. It incorporates all material information on the Projects which will enable investors to make a reasoned and balanced judgement regarding the technical merits of these ongoing exploration projects.

For the purpose of this technical report, the Projects are those areas comprising the licences and licence applications that formed part of the Option Agreements between Sloane Development Ltd (Sloane) and TRX (also referred to as the Sloane-TRX JV) at the time of Sloan s withdrawal from the JV and Option Agreements in December 2011.

In March 2011, Venmyn compiled an independent technical report for Kibo Mining plc (Kibo), titled “Competent Persons Report (CPR) on the Mineral Assets of Kibo Mining plc (Kibo) in Tanzania by Venmyn Rand (Pty) Limited. The March 2011 technical report (March CPR) was compiled as part of the documentation required for Kibo s listing on the Johannesburg Stock Exchange Ltd (JSE), and included technical information on the Projects as Kibo had an interest in Projects by way of their ownership in Sloane. In December 2011, Sloane withdrew from its option to acquire TRX s interests in the Projects and the Sloane-TRX JV was terminated. The current (January 2012) TRX technical report is largely taken as extracts from the March 2011, Kibo technical report, with appropriate updates and additions so as to comply with NI43-101. This technical report therefore summarises the data and mineral resources that accrue to TRX as a consequence of the termination of the Sloane-TRX JV.

TRX, through its subsidiaries, has access to other licences and licence application areas in the vicinity of the Projects, however these are not discussed in this technical report. Since TRX is once again operator of the Projects, TRX may consolidate surrounding licences into the respective Itetemia and Luhala projects in the future. In that event this technical report may require updating.

	2.2.	Structure of Technical Report

In accordance with the requirements of NI43-101F all relevant Items have been reported. These Items have been designated in brackets in red text alongside the various section headings. For simplicity, and to avoid unnecessary duplication, Items 1 - 3 and Items 25 26 have been reported in consideration of both the Itetemia and Luhala projects. All other items have been reported separately for the Itetemia and Luhala projects as these items refer to aspects of the project which are specifically unique and/or cannot be separated into a freely flowing and easily readable document.

	2.3.	Qualified Persons Declaration

Venmyn is an independent advisory company. Its consultants have extensive experience in preparing Qualified Persons, Technical Advisors and valuation reports for mining and exploration companies. Venmyn s advisors writing this report have, collectively, more than 50 years of experience in the assessment and evaluation of mining and exploration projects and are members in good standing of appropriate professional institutions. The signatory to this report is qualified to express his professional opinion on the mineral assets described. To this end, a Qualified Persons Certificate is presented in Section 13.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

VENMYN
Independence you can trust
Tanzanian Royalty NI 43-101
FIGURE 04

LOCALITY WITHIN AFRICA
TANZANIA
N
UGANDA
Bukoba
Musoma
Lake Naivasha
NAIROBI
RWANDA
KIGALI
KENYA
2°
Serengeti National Park
Lake Natron
MWANZA
Project Area
Mwanza
Ngorongoro Conservation Area
Kilimanjaro Game Reserve
Tsavo National Park
BUJUMBURA
BURUNDI
B3
KAHAMA
N23
Arusha
Moshi
B8
Kigosi Game Reserve
SHINYANGA
Lake Eyasi
Lake Manyara
Tarangire National Park
Gombe National Park
B141
B1
KIGOMA
Tabora
Singida
Tanga
ZANZIBAR
A14
6°
Lake Tanganyika
B129
Zanzibar
Mpanda
DODOMA
A7
Morogoro
Mtera Dam
DAR ES SALAAM
B8
Ruaha National Park
A7
Kidatu
Iringa
DRC
Sumbawanga
Lake Rukwa
A104
Mikumi National Park
Mbeya
Indian Ocean
ZAMBIA
10°
Lindi
Mtwara
Songea
Lake Bangweulu
A14
0
Scale:
400km
30°
MALAWI
34°
38°
MOZAMBIQUE

LEGEND:

- Capital City
- Towns
- Roads
- Railway Lines
- Powerlines
- International Boundaries
- Provincial Boundaries
- Rivers
- Lakes and Dams
- Conservation Areas
- Mountain Ranges
- Project Area
- Contributing Province

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1116M_TanRoyltetemia_2012

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

	2.4.	Sources of Information

This work has been based upon technical information which has been supplied by TRX and its subsidiary companies and former option holders and joint venture partners, and which has been independently due diligenced by Venmyn, where possible.

TRX has warranted in writing that it has openly provided all material information to Venmyn which, to the best of its knowledge and understanding, is complete, accurate and true. Details of all reports utilised by Venmyn are included in the reference list in Section 11.

	2.5.	Site Visit and Field Involvement

Site visits to the Projects were conducted by the authors of this report in February 2011 in preparation of the Kibo CPR. These site visits substantiated the existence of the Project s gold resources which are supported by the exploration results detailed in the relevant sections to follow. All active prospects were visited and infrastructure inspected on these visits.

Since no significant field activities have occurred since the February 2011 site visits, and no field activities were taking place at the time of the compilation of this technical report, it was considered, by Venmyn, as unnecessary to revisit the project sites for the purposes of this technical report.

3.	RELIANCE ON OTHER EXPERTS (NI 3)

The authors of this technical report are not qualified to provide extensive commentary on legal issues associated with TRX and/or its subsidiaries right to the Projects. TRX, as well as their advisors, have provided certain information, reports and data to Venmyn in preparing this technical report which, to the best of TRX s knowledge and understanding is complete, accurate and true. TRX acknowledge that Venmyn has relied on such information, reports and data in preparing this technical report. No warranty or guarantee, be it express or implied, is made by the authors with respect to the completeness or accuracy of the legal aspects of this document.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

4.	TANZANIA COUNTRY PROFILE (NI 24)

	4.1.	Locality, General Infrastructure and Accessibility of Tanzania

Tanzania is located in eastern Africa along the Indian Ocean, and bordered by Kenya, Uganda, Rwanda, Burundi, Zambia, Malawi and Mozambique (Figure 4). Tanzania includes the islands of Mafia, Pemba and Zanzibar. The administrative capital, Dodoma, is located near the centre of the country and Dar es Salaam (the financial and economic centre) is located on the coast. Tanzania measures 945,040km2, with a population of approximately 43.7 million people.

The country is divided into 26 administrative regions, of which 21 are on the mainland and 5 in Zanzibar. Tanzania is mountainous in the northeast, where Mt Kilimanjaro is situated. To the north and west are Lake Victoria and Lake Tanganyika. Central Tanzania comprises a large plateau, with plains and arable land. The eastern shore is hot and humid, with the island of Zanzibar just lying off-shore.

Infrastructure and accessibility in Tanzania is reasonable. There is an international airport at Dar es Salaam and numerous other manned and unmanned airstrips at regional centres throughout the country.

National roads are generally in good repair, facilitated by a Road Fund and Road Agency structure and fuel levy. Secondary and dirt roads are in various states of repair, but Venmyn found that the access routes to the Projects were reasonable. Dirt tracks to specific project areas are only passable by 4X4 vehicles.

Domestic air transport is reasonable, and connects all the major regional centres within the country.

The port of Dar es Salaam is a significant regional port in East Africa, however often represents a serious bottleneck for both imports and exports. Privatisation of certain sectors of the port in recent years has assisted in improving the efficiency of the port. Significant growth in shipping traffic continues to exceed the capacity of this port.

Power supply in Tanzania is characterised by very low consumption, low coverage and poor reliability, with frequent outages, even in major centres. Significant investment in the power generation capacity of Tanzania is required to improve this situation.

Water supply is poor and access to clean and safe water is low.

The telecommunications network is based on microwave radio relay stations and is available in all major towns. This is supplemented by a mobile cellular system, operated by a number of different private service providers and is available throughout most of the country.

	4.2.	Topography, Vegetation and Climate of Tanzania

The Tanzanian climate is primarily controlled by altitude. The narrow coastal plain in the east is tropical (i.e.: very hot and humid). The high lying inland plateau is generally temperate, whilst the mountainous areas at very high altitudes exhibit alpine climates. The Projects are located in geographically disparate locations and their specific topographic, vegetation and climatic characteristics are detailed the project specific sections to follow.

	4.3.	Socio-Political Climate of Tanzania

Following World War I, the League of Nations passed the German colony of Tanganyika over to British administration. It gained independence from Britain in 1961, and initially followed a British parliamentary form of government. In 1962, a presidential form of government replaced it. Julius Nyerere was elected as president in 1964, and took steps to form a unified state and his efforts led to the adoption of the Interim Constitution of the United Republic of Tanzania and a union between the former Tanganyika colony and the islands of Zanzibar. The union was cemented in 1977 with the merger of Tanzania s ruling party, the Tanzanian African National Union and the main representatives of Zanzibar s Afro Shirazi Party to form a new party called the Chama Cha Mapinduzi (CCM). The adoption of a permanent constitution with the provision that allowed Zanzibar to elect representatives to the National Assembly further strengthened these ties.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Ndugu Ali Hassan Mwinyi became president in 1985 and started a process of political and economic reform moving away from the socialist economic policies of President Nyerere. One of the political reform objectives was realised in 1992 when the constitution was amended and a multi-party system was introduced. Benjamin William Mkapa was elected president in 1995 and continued with these reforms and presided over a relatively stable political environment. He promoted a culture of human rights and non-racial policies and freedom of speech, and is recognised as the driving force behind Tanzania s economic liberalisation. Mkapa was reelected in 2000. In 2005, Jakaya Kikwete of the ruling party won the presidential elections by a landslide (over 80%) margin, and undertook to continue the economic reforms set in motion by Mkapa. In 2010, he was re-elected as president for his second term, by another overwhelming vote. Elections and transitions have continued to progress peacefully.

The population of the mainland of Tanzania is approximately 42 million and Zanzibar is 1 million, of which 99% are African and 1% consists of Europeans, Asians and Arabs. The Africans are divided into more than 120 ethnic groups. Approximately 80% of the population in the mainland live in rural areas. Each ethnic group has its own language but are unified by the official languages Kiswahili and English.

Approximately 62% of women and 77% of men are literate. Life expectancy is low, standing at 51 years for men and 54 years for women.

4.4.	Economic Climate and Fiscal Regime of Tanzania

Despite a number of economic reforms over the years, Tanzania remains one of the poorest economies in the world, depending heavily on agriculture (~40% of GDP), which accounts for 85% of all exports and 80% of the work force.

Tanzania is still dependent on multilateral and bilateral aid, in order to support infrastructural development and to alleviate poverty. It is a member of the East African Community and this assists in regional trade ties.

The real growth rate of the economy has been in excess of 5% for the past 5 years, and stood at an estimated 6.5% in 2010. Inflation during 2010 averaged approximately 7%, with public debt of approximately 34% and a deficit of approximately 6%. The country s GDP in PPP (purchasing power parity) terms is estimated as USD58.44bn for 2010.

The local currency is the Tanzanian Shilling (TZS).

Natural resources in Tanzania include hydro-electric potential, coal, iron, gemstones, gold, natural gas, nickel, diamonds, crude oil potential, forest products, wildlife and fisheries. Agriculture produces, inter alia; coffee, cotton, tea, tobacco, cloves, sisal, cashew nuts, maize livestock, sugar cane, rice, wheat and pyrethrum.

4.5.	Exploration and Mining in Tanzania

Tanzania has a long history of gold production, with the precious metal being mined long before the arrival of the Europeans. The early 1990s saw the rapid increase in exploration by international companies, searching for gold deposits within the granite-greenstone belts of the LVG.

The success of this exploration has led to the opening of numerous large gold mines and had resulted in the country producing an average of in excess of 40,000kg of gold a year between 2005 and 2009 (Yager, 2011). Increases in gold production are said to be limited by energy and infrastructure constraints and uncertainty over government mining policy (Reuters, 2011). While official USGS statistics on production are not available for 2010 and 2011, it is believed that, growth in production between 2009 and 2010 and 2010 and 2011, may have been unpronounced. Gold sales have risen markedly, increasing from USD500m to USD1.5bn in the past five years largely as a result of the increase in the gold price (High Grade Review, 2011).

The LVG is characterised by gold mineralisation associated with banded-iron formations (BIF), tuffs, and volcano-sedimentary exhalatives. Notable developments in the past 10 years include the commissioning of large-scale mines at Geita, Bulyanhulu, Nzega, North Mara, Buhemba and Tuluwaka. Gold has also been discovered and mined (to a far lesser extent) in the southern and south-western parts of the country.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

In addition to gold, the following commodities are mined and actively explored for within Tanzania:-

	●	base metals, in a belt running from Kagema, through Kigoma, to the Mbeya, Ruvuma and Mtwara regions and in northwest Tanzania; and

●
gemstones in eastern and western belts running from the Kenyan border in the north to Mozambique in the south. Tanzania is particularly well known for its diamonds (specifically from the Mwadui Mine) and Tanzanite (blue zoisite).

The country has one of the highest levels of exploration in Africa due to its overall prospectivity, political stability and investor friendly policies. Gold, specifically within the LVG, presently attracts the majority of the investment and is host to all of the country s major gold mines.

4.6.	Mineral Policy in Tanzania

Tanzania s first attempt at regulating the mineral industry was recorded in the Mineral Policy of

Tanzania, October 1997. This led to the development of the Mining Act of Tanzania, 1998. In April 2010, a revised Mining Act was passed by Parliament. This legislation imposes higher royalties (from 3% to 4% for precious and base metals, 5% to 6% for diamonds and gemstones, and 7% for uranium), requires mining companies to list on the Dar es Salaam Stock Exchange and gives the State a stake in future projects. According to the government, the State ownership of future mining projects in Tanzania will be based on the level of investment.

The new act prescribes that Primary Mining Licences (PMLs) will be reserved exclusively for Tanzanian citizens and corporate bodies under the exclusive control of Tanzanian citizens. None of the other categories of mineral rights (see below) are subjected to this restriction. Licences to mine for gemstones are, however, only to be granted to Tanzanians, regardless of the size of the operation. It is understood that agreements/licences currently in force with non-Tanzanian controlled mining companies remain unchanged.

Salient features of the Mining Act are as follows:-

	●	the right to trade in mineral rights;
	●	simplification and consolidation of past statutes on mining and mineral trading;
	●	improved security of tenure through removal of most past ministerial discretionary powers and introducing a mining advisory committee responsible of advising the Minister on decisions to ensure:-
● enhanced clarity and transparency;
● fair, streamlined and non-discriminatory licensing procedures; and
● environmental management.

The Mining Act, is aimed to deter information hoarding on new discoveries, freezing of exploration acreage for speculative purposes, transfer pricing and tax evasion. The fiscal incentives provided to exploration and mining activities include the following among other incentives:-

	●	exemption of import duty and Value Added Tax (VAT) on equipment and essential materials up to the anniversary of start of production, thereafter 5% seal applies;
	●	depreciation allowances of 100%; and
	●	repatriation of capital of capital and profit directly related to mining.

Under the new Mining Act, Tanzania issues three basic categories of licences:-

Prospecting Licence, granted for an initial period of three years and for two successive periods of renewal, neither of which can exceed two years and both of which require a 50% reduction in land area. The portion returned to the State can be reapplied for as a new application under a different company name. Currently a subsidiary company under the same parent umbrella may apply for the new application;

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

●
Retention Licence, granted to the holder of a Prospecting Licence on which mineral deposits of commercial significance have been discovered but which cannot be exploited or developed immediately. These licences are granted for a maximum of five years; and

●
Mining Licence, granted to the holder of a Prospecting Licence over the area and gives the holder the exclusive right to prospect and mine minerals. These are valid for 25 years (or the life of mine), with an option to renew for a further 25 years.

The turn-around time for renewals and applications is generally between 6 and 24 months. Before a renewal or application is formally granted, however, a so called “Letter of Offer” (Offer) is received which all but guarantees the applicant s licence once the licence fee has been paid. It then takes a minimum of 3 months before the licence is formally issued. In the case of a renewal, the applicant may commence ground work as soon as the Letter of Offer has been received. However, in the case of new licence applications, exploration can only commence once the new licence has been formally issued.

The State reserves its rights to revoke any Reconnaissance, Prospecting, Retention and/or Mining rights in terms of the Tanzanian Mining Act.

In terms of security of tenure, there are recorded cases of explorers loosing ground during a renewal process, mainly as a result of the granting of PMLs or claims over a pre-existing Prospecting Licences. However, TRX s Dar es Salaam office have personnel that are dedicated to the management of their licences, applications and renewals and have a track record of efficient management thereof. As a result of these dedicated resources, TRX have not, to-date, had any significant issues concerning the security of their licences or the granting of applications and/or renewals for the Projects

If licences fall within a Forest Reserve and Game Controlled Area, additional authorization must be sought from the Ministry of Natural Resources and Tourism (MNRT). In the case of the Projects, Venmyn is advised that no licences fall within a Forest Reserve or Game Controlled Area.

4.6.1.	Royalties, Fees and Taxes

With respect to the Prospecting Licences, no royalties or taxes are payable to the State, and normal exploration expenditures will be subjected to tax regulations as set out by the Tanzania Revenue Authority (TRA). Table 2 summarises the fees associated with Prospecting Licences, and are payable to the Ministry of Energy and Minerals:-

Table 2: Schedule of Licence Fees
PERIOD	FEES PAYABLE (USD/km2)
Initial Option Period (3yrs)	40
First Renewal Period (2yrs)	50
Second Renewal Period (2yrs)	60

As noted previously, mining royalties of 4% are applicable to precious and base metals, 6% for diamonds and gemstones, and 7% for uranium. Some gold mining companies have yet to start paying the 4% royalty and continue to pay a 3% royalty, however.

In mid 2011, frustrations over the fact that the country was not receiving a sizeable share of profits earned from gold mining led Tanzanian President Jakaya Kikwete to suggest the possibility of a mining super tax (High Grade Review 2011). No further details that have been given in the press as to the magnitude of the tax or when it is likely to be implemented.

4.6.2.	Impact of the Projects on the Environment

Tanzania has a large number of protected areas devoted to wildlife conservation including National Parks (National Ordinance Cap 412), Game Reserves, Game Controlled Areas (Wildlife Conservation Act No.12 of 1974) and Forest Reserves (Forest Reserves Cap 389). These are gazetted areas and cover approximately 30% of the country s land mass.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

The Wildlife Act No.12 of 1974 does not deal with mining in Game Reserves and Game Controlled Areas. However, it does empower the Directors of Wildlife to issue permits to enter these wildlife areas. The Act prohibits the creation of structures, pits or gadgets that may injure the wildlife, except with permission from the Director.

The MEM conducted a survey which identified that 89% of all known minerals in Tanzania occur in protected areas. The Ministry is aware that exploration does not involve processes which significantly damage the environment, and therefore should be allowed to be carried out within protected areas. It also realises that formal mining involves the clearing of substantial surface areas and the resultant destruction of the associated fauna and flora and also possibly water catchment areas and wetlands.

The Ministry is also aware that the small scale artisanal miners have little concern for the environment and leave their workings open, to the endangerment of the wildlife. They also destroy trees and edible fauna in order to survive. On the other hand formal mining operations utilise rehabilitation plans and funding to restore the environment.

Mining was previously regulated by the Mining Act 1992, which was superseded by the new Mining Act (November 2010). The Act states that the license holder is required to obtain permission from the relevant authority before carrying out any work within the protected area.

The authority is required to give permission subject to the implementation of conditions aimed at minimising the disturbances to the environment and ultimately to rehabilitation of any disturbances.

It is pertinent to note that the Tulawaka Mine is located within the Biharamulu Forest Reserve and is currently carrying out legal mining operations. However this reserve is managed by the Department of Forestry.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

5.	REGIONAL GEOLOGY AND MINERALISATION IN THE LAKE VICTORIA GOLDFIELD (NI 24)

The Lake Victoria Goldfield (LVG) of northern Tanzania consists of a number of east-west trending linear, greenstone belts (Figure 6). The greenstone belts of the LVG are separated by granite-gneiss terrains.

The LVG is considered the third largest gold producing area of Africa, surpassed only by the Witwatersrand in South Africa and the Tarkwa region of Ghana. Numerous gold occurrences have been identified in the LVG, and new discoveries continue to be made. Since 1998, when the first mine (Golden Pride) was commissioned, five additional large scale mines (Geita, Bulyanhulu, North Mara, Buzwagi and Tuluwaka) have begun production. Geita and Bulyanhulu are considered world-class deposits, together comprising in excess of 35Moz of gold resources.

The greenstone belts comprise mafic volcanic rocks, pyritic sediments, tuffs, banded iron formation (BIF) and iron formation, chert, and felsic volcanics (in sequence). Collectively these rocks are known as the Nyanzian Group. Metamorphism of Nyanzian Group rocks is generally of lower to middle greenschist facies, and two major deformational episodes have been interpreted. Amphibolite facies metamorphic rocks are exposed in the western portions of the belt near Tulawaka Mine, but in general higher grade metamorphic complexes are rare.

The greenstone rocks are considered to be of Achaean age having geological and structural similarities to major gold districts in the Canadian Shield (Val d´Or, Kirkland Lake) and the Yilgarn Craton in Western Australia (Kalgoorlie, Laverton, Leonora, Kambalda & Southern Cross).

Gold mineralisation within the LVG occurs in a number of geological environments, including:-

	●	quartz veins within minor brittle lineaments, most commonly worked on a small scale by artisanal workers due to their limited extent and erratic gold distribution;
	●	major ductile shear zones, such as at Bulyanhulu;
	●	replacement of BIF and ferruginous sediments, such as at Golden Pride and Golden Ridge; and
	●	felsic (porphyry) hosted mineralisation, such as within the Rwamagaza Greenstone Belt.

Regardless of the geological environment, it is accepted that structural control on the emplacement of the mineralisation is critical. The following structural features have proven to be important targets for gold mineralisation:-

	●	structural lineaments trending at 120º;
	●	flexures and splays to the 120º trend (such as at Golden Pride);
	●	structural lineaments at 70º (such as at Golden Ridge); and
	●	granite-greenstone contacts (such as at the Ushirombo and Rwamagaza Greenstone belts).

It follows that key aspects to any exploration programme within the LVG, are identifying high potential geological and structural environments consistent with the above.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

VENMYN
Independence you can trust
Tanzanian Royalty NI 43-101
FIGURE 06

REGIONAL GEOLOGY AND STRATIGRAPHY OF THE LAKE VICTORIA GOLDFIELD

N
GEITA
ITETEMIA PROJECT
KITONGO
LUHALA PROJECT
TULAWAKA
BULYANHULU
GOLDEN RIDGE
NYAKAFURU
MYABI
CHOCOLATE REEF
LOCALITY WITHIN TANZANIA
Mwanza
Project Area
Dodoma
Dar Es Salaam
LEGEND:
Active Gold Mines
Lake Victoria
Licence Areas
0
Scale:
25km
2°30'
3°00'
3°30'
4°00'
4°30'
31°30'
32°00'
32°30'
33°00'
33°30'

LEGEND:

GEOLOGICAL LEGEND:

Cenozoic
Mbuga-Clay - Alluvial deposits from Holocene and fossil streams and lake deposits of Proto-Lake Tanganyika

Proterozoic
Bukuban System, undifferentiated (silliceous siltstone and buff shale, intruded by basic sills; conglomerate, gritstone, quartzite, ferruginous sandstone; on the pediment plain usually bleached

Archean Greenstone Belt
Nyanzian system, including:-
- Flyschoid sediments and metamorphic equivalents (greywacke and shale; slate and schist)
- Acidic volcanics (rhyolite, dacite and associated tuff)
- Basic volcanics and metamorphic greenshcists (tholeite basalt, amphibolite, horn blende and chlorite schist)- Banded Ironstone Formation (BIF) (prominent crests and ridges) interbedded with shale
- Migmatite facies

Granitoid Shield
Granite / Gneiss complex undifferentiated including K-rich late kinematic Nyanzian intrusives

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1116M_TanRoyItetemia_2012

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

6.	THE ITETEMIA PROJECT

The Itetemia Project is an advanced stage exploration project focussing on the development of the Golden Horseshoe Reef (GHR).

	6.1.	Property Description and Location (NI 4) 6.1.1. Location

The Itetemia Project is situated in the central region of the LVG, within the Kahama (Rwamagaza) Greenstone Belt, 90km southwest of Mwanza and 5km east of Barrick Gold Corporation s (Barrick) Bulyanhulu Gold Mine (Figure 4 and Figure 5).

The Project comprises 2 active Prospecting Licences (PLs) and 2 licence applications. The size and coordinates of each of the PL s and applications are listed in Table 3.

The property boundaries have been located using a GIS software package (MapInfo), using standard geographical co-ordinates as indicated in Table 3. The boundaries have not been surveyed or pegged as there is no requirement to do so for application purposes. TRX record their position within the PLs by way of hand held GPS.

		6.1.2.	Legal Aspects and Mineral Tenure

Venmyn understand that all governmental requirements and permits required for the current operations have been approved and that there is a reasonable basis to believe that all future authorisations required for the Project can be obtained.

As at 31st January 2012, the Itetemia Project consisted of 2 active PL s, covering ~11.5km2, and 2 licence applications covering ~7.0km2 (Table 3). The PL s have been acquired by Itetemia Mining Company Limited (IMCL). New applications have also been made in the name of IMCL. The status of the licenses are summarised in Table 3 and illustrated graphically in Figure 5, Figure 7 and Figure 8.

TRX manage the Itetetmia PLs and applications under its two subsidiary companies Tancan and Tanzam 2000. In order to retain important areas within the project area, any mandatory relinquishments to the MEM are re-applied for by one or other of the subsidiary companies (i.e. if Tancan relinquishes an area, Tanzam 2000 makes an application for the area relinquished, and visa versa).

The turn-around time for renewals and applications by the MEM is generally between six and 24 months. Before a renewal or application is formally granted, however a so called “Letter of Offer” is received from MEM which all but guarantees the applicant s licence once the licence fee has been paid. It then takes a minimum of three months before the licence is formally issued. In the case of a renewal, the applicant may commence ground work as soon as the Letter of Offer has been received. However, in the case of new licence applications, exploration can only commence once the new licence has been formally issued.

TRX, through its wholly owned subsidiaries Tancan and Tanzam, have a 90% interest in the Itetemia Project by way of a joint venture agreement with State Mining Corporation (Stamico), over IMCL, who is the licence holder. This agreement was entered into on the 12 July 1994, with revisions on 18th June 2001 and 30th May 2005. In terms of the joint venture agreement (Tancan-Stamico JV), Tancan are the operators fully responsible for exploration and development of the project. Upon receipt of a Mining Licence, Stamico shall be entitled to purchase an additional up to 20% interest in the project at an aggregate price equivalent to 20% of the anticipated cost of placing the project into commercial production. Annual payments to Stamico will be payable before and after commercial production. In addition, upon commencement of commercial production, Tancan shall pay Samico 2% of the annual gross revenue as a royalty. Should the recoverable grade exceed 12g/t of ore over a 3 month period of production, Stamico shall be paid an additional royalty of 0.5% of the annual gross revenue for the calendar quarter in which the 3 month period occurs.

On 27th January 2007, Sloane Developments Limited (Sloane) entered into an option agreement with TRX (Sloane-TRX JV) over the Itetemia Project. This option agreement entitled Sloane to acquire a 100% of TRX s interest Itetemia Project.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Table 3: Itetemia PL and Application Size and Boundary Coordinates

PROJECT	PL /APPL NO.	STATUS	COMPANY	INTEREST (%)	TRX EFFECTIVE INTEREST	EXPIRY DATE	AREA (km2)		CURRENT CO-ORDINATES		APPLICATION CO- ORDINATES
							CURRENT	APPL.
									(S)	(E)	(S)	(E)
			Itetemia						03°12’30”	32°30’50”
			Mining						03°12’30”	32°31’55”
	PL4821/07	Current		100%	90%	2015/11/05	9.2	n/a			n/a	n/a
			Company						03°15’00”	32°31’55”
			Limited						03°15’00”	32°30’50”
			Itetemia								03°12’30”	32°32’27”
	HQ-		Mining								03°12’30”	32°33’00”
		Application		100%	90%	n/a	n/a	4.7	n/a	n/a
	P18525		Company								03°15’00”	32°33’00”
			Limited								03°15’00”	32°32’27”
Itetemia
			Itetemia						03°12’30”	32°31’55”
			Mining						03°12’30”	32°32’27”
	PL3308/05	Current		100%	90%	2012/06/13	2.3	n/a			n/a	n/a
			Company						03°13’45”	32°32’27”
			Limited						03°13’45”	32°31’55”
			Itetemia								03°13’45”	32°31’55”
	HQ-		Mining								03°13’45”	32°32’27”
		Application		100%	90%	n/a	n/a	2.3	n/a	n/a
	P21835		Company								03°15’00”	32°32’27”
			Limited								03°15’00”	32°31’55”
	ITETEMIA TOTAL CURRENT LICENCES						11.5
	ITETEMIA TOTAL LICENCE APPLICATIONS							7.0

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

In terms of the agreement Sloane were required to make cash payments to TRX at various anniversaries of the agreement, undertake all exploration work on the area up to a minimum of USD1.0m within 2 years, completing 30,000m of diamond drilling within 3 years, funding a feasibility study within 5 years, and commencing production within 7 years. Should Sloane have decided to progress to mining, TRX would have been entitled to a royalty of up to 2% of net smelter revenue from any future mine production. The royalty was defined on a scale based on gold price. In December 2011, however Sloane announced that it would no longer exercise its option over the Itetemia Project and subsequently withdrew from the Sloane-TRX JV.

As a consequence of Sloane s withdrawal from the agreement, Venmyn understand that all data and attributable resources for the Itetemia Project have accrued to TRX.

6.2.	Accessibility, Climate, Local Resources, Infrastructure & Physiography (NI 5)

	6.2.1.	Accessibility

Access to the project site from Dar es Salaam is by air to Mwanza and then by tarred and dirt roads of varying quality to the project (Figure 5 and Figure 7). The drive takes between 4-6 hours, depending on road and weather conditions.

Parts of the project area can at times, during the wet season, be inaccessible due to a large river seasonally flooding and blocking certain areas.

On average, five flights per day are scheduled between Dar es Salaam and Mwanza on commercial airlines (Precision Air and Tanzanian Airlines), with a Boeing 737 being the largest plane used.

The railway line between Mwanza and Dar es Salaam is operational for both freight and passengers. This line ends 30km to the southeast of Kahama, where a dry port siding is situated at Isaka.

	6.2.2.	Climate

The Tanzanian climate is primarily controlled by altitude. The narrow coastal plain in the east is tropical, i.e. very hot and humid. The high lying inland plateau is generally temperate, whilst the mountainous areas at very high altitudes exhibit alpine climates.

The Itetemia Project area is situated on the inland plateau and has a temperate climate with a single rainy season between November and April. Most rainfall is associated with thunderstorms. There are no detailed climate statistics available for Itetemia. The nearest weather station is situated at Mwanza (Figure 4 and Figure 5). The average midday temperatures for Mwanza range from 26°C in April to 32°C in January and the average monthly rainfall figures vary from 5mm in July to a maximum of 190mm in April. The average minimum temperatures range from 17°C in July to 21°C in October. The average monthly rainfall figures vary from 5mm in July to 150mm in March.

The exploration activities can generally be carried out year round. However, access to the wetland or marshy areas can at times not be achieved during the rainy season.

	6.2.3.	Local Resources

Geita, located along the southern banks of Lake Victoria, can, and has, provided limited supplies for mining and exploration operations in the area. Dwellers in the area of the Itetemia Project, such as the neighbouring Nyamykonze Village, are traditionally farmers and ranchers, and have limited mining experience from the Bulyanhulu operation.

The large, relatively flat terrain surrounding the known gold mineralization may be suitable for potential tailings and waste rock storage and for heap leach pads and a potential processing plant.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

6.2.4.	Infrastructure

There is no mining infrastructure available on site and power and water for the purpose of mining and processing is not readily available in the region. Significant mining related infrastructure is present at the Bulyanhulu Gold Mine, approximately 5km to the east. The power line for the Bulyanhulu Gold Mine passes through the project area.

6.2.5.	Physiography

The Project area is very flat (Figure 7) with an average elevation of approximately 1,168m above sea level. Very little outcrop exists on the Property.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

VENMYN
Independence you can trust
Tanzanian Royalty NI 43-101
FIGURE 07

IFRASTRUCTURE, TOPOGRAPHY AND GEOLOGY IN THE ITETEMIA PROJECT AREA

TARRED ROAD TO BULYANHULU

DIRT ROAD TO ITETEMIA

ARTISINAL MINING AT ITETMIA

ARTISINAL SHAFT AT ITETEMIA

ARTISINAL MINING AT ITETEMIA - BULYANHULU SHAFT IN DISTANCE

Bulyanhulu Shaft

ARTISINAL MINING AT ITETEMIA

DEPTH OF ARTISINAL WORKINGS

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1116M_TanRoyltetemia_2012

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

6.3.	History (NI 6)

Historical exploration at the Itetemia Project began with substantial regional activities by government operator State Mining Corporation (Stamico) and later by Tancan Mining Company Limited (Tancan), a subsidiary of TRX until discovery of the GHR by artisanal miners in 1997 (Table 4). Exploration activities were also focused on finding a mineralised extension to the adjacent Bulyanhulu Mine which is currently operational, 5km to the east of the Itetemia Project area.

The Itetemia area had not been explored prior to 1992, when Stamico, the original holders of the ground, completed gridding, soil sampling, trenching and ground geophysical programs. The results of this work are not available. Modern exploration commenced in 1995 when Tancan, formed a joint venture with Stamico and became the operator for the joint venture. Since that time, Tancan has completed regional soil geochemistry, trenching, rock chip sampling, induced polarisation (IP) ground surveying, regional aeromagnetics, rotary air blast (RAB) drilling, RC drilling and diamond core drilling over the licences.

The GHR was discovered by artisanal miners in 1997, having not been detected by the earlier regional soil geochemical program due to selective sampling of greenstone-derived soils. As a consequence no detailed reporting of the exploration programmes, prior to 1997 is included in this report. The recent exploration drilling (Section 6.7) on the other hand, bears far more relevance to the exploration of the GHR and the estimation of the mineral resources of the Itetemia Project.

A combined airborne magnetic and radiometric survey was flown in 1996 along 065º oriented, 200m spaced lines at a mean sensor terrain clearance of 35m.

Several estimates of the Mineral Resources have been conducted over the life of the project as summarised in Table 4:-

Table 4: Exploration, Results and Development of the Itetemia Project

DATE	ACTIVITY	OPERATOR	RESULTS/COMMENTS
1992-1995	Regional mapping, gridding, soil sampling, ground geophysics, trenching and aerial photo interpretations.	Stamico	North-South trending Gossan outlined in northern part of area. Results not available.
1995 -1996	Regional mapping, soil sampling, cutlines, complete ground and HLEM surveys.	Tancan - Stamico JV	110 RC holes - Best intersections: 9.5g/t and 8.5g/t over 1.0m. 12 DC holes - Best intersection: 0.9g/t over 3m.
Regional RC and DC anomaly drilling.
1997	Discovery of GHR by artisanal miners. Gridding, MMI soil survey and sampling of artisanal pits. Ground Magnetics and IP conducted over GHR.		Reported good mineralisation in pits over 300m.
1997	RC drilling on GHR DC drilling on GHR	Tancan - Stamico JV	11 RC holes - 648m. Northwest-southeast extension confirmed. 20 DC holes - 2,032m. Tested depth to100m. Significant intersections.

1998	Resource/Reserve Estimation. Metallurgical testwork. (Minestart Management)		Inferred Resources of 116,000oz at 2.0 g/t cut off. 511,000t @ 7.1g/t. 9 DC holes - 4,607m. Tested depth extension. Significant intersections.

1999 -2001	DC drilling on GHR
	Follow Up soil sampling, Ground TEM	Tancan -
survey.

Independent Report (2001, SRK)
Barrick JV
689,700oz unknown tonnes @ 2.5 g/t
Resource estimate (2004, Price)
cut off.
2004
Negative report on economic viability of
Optimisation study (2004, Fotakis)
GHR.
Mineral Potential re-evaluation (2005
250,000oz. 1.7Mt @ 4.6g/t.
Savage)
2004 -		Tancan	Rejected Fotakis study. Recommended
Re-evaluation (2006, Chadwick).
2006	DC drilling	(TRX)	further drilling.
4 DC holes - 1,597m. Tested depth

extension. Significant intersections.
	Resource estimate (2007, CSA)		448,000oz. 3.9Mt @ 3.6g/t
	RC drilling		10 RC holes - 1,477m. Infill drilling.

2007			Significant intersections.
Sloane -
8 DC holes - 2,287m. Infill drilling
	DC drilling	TRX JV
Significant intersections.
2008	Resource estimate (CSA 2008)		304,000oz. 3.4Mt @ 3.0g/t
2009	Resource estimate (CSA 2009)		422,000oz. 4.2Mt @ 3.1g/t.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

No detailed information regarding the methodologies used to quantify the historical resource estimates (except the CSA 2009 estimate) has been made available and Venmyn therefore caution the reader against placing any reliance on these historical estimates. The estimates have been presented in order to provide a clearer understanding of the historical development of the Itetemia Project only. The reader should only consider the current resource estimate (Section 6.11) as reliable and fully compliant.

These estimates were supported by metallurgical testwork (Section 6.10) as well as several optimisation and economic studies (Section 6.19). The most recent NI43-101 compliant estimates are discussed in detail in Section 6.11.

There has been no large-scale commercial production from the project area. Artisanal miners have however been very active over the GHR since 1997, having mined the GHR, in places, to a depth of up to 50m.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

6.4.	Geological Setting and Mineralisation of the GHR (NI 7)

The GHR is located on a near vertical, sheared, west-facing fold limb oriented at 315°, with auriferous zones interpreted to plunge to the northwest at -50º / -55°. It is hosted within a mafic-to-felsic volcaniclastic sequence. Mapping and drilling indicate two distinctive, closely parallel or anastamosing auriferous zones (Figure 8 and Figure 9). The easterly zone does not come to surface, while the westerly zone either outcrops or sub-crops and is being worked quite extensively by artisanal miners (Figure 7). Drilling to-date has followed this model of steep northwest-pitching gold zones, by defining pierce-point targets, which have been successful for the most part.

The mineralisation has been drill tested over a 600m strike length and to a vertical depth of over 650m. The top 200m of the north-western portion of the reef has not been comprehensively drilled.

The gold mineralisation occurs within an 8 to 20m thick silicified shear zone located at the contact between a sequence of sheared and chloritised basalts (possibly pillowed) and a felsic volcanic sequence comprising dacite, rhyodacite and crystal volcaniclastics. The mineralisation is localised within a sequence of intermediate volcaniclastics and pyroclastics striking northwest-southeast and dipping 70-80º toward the southwest. The sequence flattens slightly at depth, particularly at the northern extremity of drilling, with lower grade mineralisation intersected in the deeper holes. Metal factor contours show a higher grade zone about 30m in width plunging to the northwest at about 50º. The stratigraphic package has been mapped for several kilometres to the northwest.

Mineralisation is associated with pyrrhotite-pyrite occurring in semi-massive to massive sulphide veins, veinlets and stringers, and disseminated and nodular sulphides. Overall, sulphide content averages 2-10%. Pyrite-pyrrhotite, with traces of sphalerite, sometimes forms massive sulphide intervals of up to one metre in association with quartz veining. Remobilised sulphides are associated with localised shearing. Elevated gold grades tend to occur in association with pyrrhotite-rich zones, whilst the massive pyrite zones report lower gold grades.

Mylonitic shear fabrics are observed at the surface workings, with black silica observed in the mylonite and as clasts in breccias. Gold is finely disseminated through highly siliceous, translucent quartz veins (recrystallised) at the artisanal workings, but has not yet been observed in core. These veins anastamose in both the vertical and horizontal senses, suggesting shear controlled emplacement of mineralisation during deformation. Shear zones are interpreted to lie within a dilatant, dextral shear zone, roughly along the contact of mafic/intermediate units to the west with felsic/intermediate units to the east (although the shear transcends this contact) and is bounded to the southeast by granite.

The main contact may be an oblique strike-slip structure along a regional fold. The regional structure forms a dextral jog (Z-shaped) within an enclave in the granites, creating sufficient space for dilation and mineralisation. A dilatational jog in a strike slip fault is suspected to have created this steep shear zone, which fits the evidence for mineralisation at GHR.

6.5.	Deposit Type (NI 8)

The GHR deposit type is a greenstone (mafic to felsic volcanicaltic), shear zone hosted gold deposit. The shear zone hosted gold deposits comprise the primary exploration targets within the Itetemia Project area and represent in-situ gold mineralised rocks and quartz veins.

The interpretation of the model is that of a VMS or Bulyanhulu-type deposit were considered for this orebody, however, successive drilling and review indicated that a silicified shear hosted deposit was indeed correct with mineralisation related to disseminated pyrrhotite-pyrite and trace sphalerite. No further interpretations are considered, nor is there reasonable possibility that the current interpretation is unfounded or poses potential risks to the project.

The GHR is located on a near vertical, sheared, west-facing fold limb oriented at 315°, with auriferous zones interpreted to plunge to the northwest at -50º / -55°. The orebody comprises two distinctive, closely parallel or anastamosing auriferous zones (Main and Footwall Lode). Exploration to-date has followed this model of steep northwest-pitching gold zones, by defining pierce-point targets, which have been successful for the most part.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

6.6.	Exploration (NI 9)

Table 4 and Figure 8 summarise the nature and extent of all relevant recent exploration work conducted within the Itetemia Project area, to the extent that the information has been made available.

Limited detailed information concerning the early exploration of the Itetemia Project area has been made available, however a 2001 SRK report has summarised the early exploration work conducted and has been reported herein.

In July 1992, Tancan commenced with its efforts to discover and delineate the northwest trending extensions of the gold bearing reefs at the adjacent Bulyanhulu Gold Mine. This initial work included the following:-

	●	a N65°E grid, totalling 170km and covering most of the licence. Grid lines were established at 100m intervals; •
●
three trenches, ranging from 1.6km to 2km in length, were excavated across the projected northwesterly strike of the Bulyanhulu Reef. Little bedrock was reached. The trenches were mapped and sampled. Auger sampling was completed over the mbuga soil. No significant quartz structures were found;

	●	HLEM and magnetic surveys were conducted over the entire grid. Northwest to north-northwest trending conductors were defined;

mapping and prospecting were conducted over the outcrop areas. A quartz reef was discovered in the southwestern corner of the licence area. It is composed of two parallel quartz veins oriented 350° and is sub-vertical (Fraser Reef);

	●	trenching was carried out over significant conductor in the lateritic soil;
	●	soil geochemical surveys were conducted over three main areas:-

● Fraser Reef vicinity;
● western part of the licence; and
● a small survey in the central portion of the licence.
● weak and poorly defined gold soil anomalies were identified in the Fraser Reef area and over certain conductors; and

●
twelve reverse circulation holes (NRC-01 to NRC-12), totalling 837m, were drilled to test the best geophysical anomalies typically associated, with gold soil anomalies. No economic mineralization and/or veins were intersected. The best results were intersected in hole NRC-10 which returned 0.85 g/t Au and 0.25 g/t Au over 1.0m and hole NRC-01B which intersected 0.15 g/t Au and 0.12 g/t Au over 1.0m. The conductors were explained by a northerly trending and northwesterly dipping (20-30°) argillite horizon.

Following the 1994 exploration season, Tancan focused its efforts on the other licences comprising the greater Itetemia Project area.

In 1996, Tancan revisited the northern licence areas and completed the following:-

compilation of the previous work;

limited additional soil geochemical surveys. The old grids over the Fraser Reef area, in the southwest corner of the licence and over the mbuga soil areas, in the northern central part of the licence, were refurbished. Approximately 25km of lines were sampled with a spacing of 100m by 50m or 200m by 50m. A total of 416 samples were collected and were supposed to be analyzed with the MMI method; however, most of the samples were analyzed by fire assay, including those collected over the mbuga soil. A few weak anomalies were localized in both areas;

prospecting was done where quartz float boulders grading up to 26 g/t Au had been discovered. A number of quartz float boulders were found; • one long trench was refurbished and re-sampled. Limited trenching was completed in the area where grab samples returned up to 4.6g/t Au;

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

● a resample soil survey was carried out and confirmed the gold anomalies detected in both areas. These samples were analyzed using MMI method; and
●
a rotary air blast (RAB) drilling program, consisting of 8 holes totalling 576m, was undertaken on the northern licences along two fences to test HLEM conductors located in the central part of the license

In 1993, Tancan acquired the Itetemia licence (PL 65/92) from Stamico. In 1995, Tancan applied for and was granted a licence to the area immediately north of the Itetemia licence which is referred to as the Itetemia North licence (PL 268/95).

In January 1995, Pangea was mistakenly granted a prospecting licence partially overlapping the southwest corner of Itetemia licence. During the time it took to rectify the error, Pangea drilled six RC holes (BR-1 to BR-6), totalling 375m, over gold-in-soil anomalies in the southwest corner of the Itetemia licence to test the southeast extension of the Bulyanhulu deposit. Gold mineralization grading up to 3.3g/t Au was obtained over unknown intervals.

In 1997, the Golden Horseshoe Reef was discovered by artisanal miners in the central part of the Itetemia licence, close to the granite contact.

The following exploration activities (other than drilling) have subsequently been completed by Tancan since the Itetemia and Itetemia North licences were acquired:-

●
an initial survey grid was established with the north-south baseline located to reflect the extension of the northerly trending western boundary of the Barrick Bulyanhulu licence. Grid lines, trending east-west, were establish at 100m intervals along the baseline. The origin of the grid was coincident with the common east-west boundary between Itetemia and the Itetemia North licences; • a second grid oriented N30°E, was established over the GHR. Grid lines were established at 100m intervals. Detailed grids were established over the GHR at 25m and 50m line spacing;

●
detailed geological mapping was completed at a scale of 1:5,000. A northerly trending mylonite shear zone was mapped and sampled returning no significant gold values and only low grade copper and zinc values;

●
detailed soil sampling in several small areas on the Itetemia North and Itetemia licences. On Itetemia North, soil samples were collected on the established grid at 25m intervals with every second sample being analyzed. Fill-in samples were analyzed to confirm anomalies identified based on the 50m analysis. The sampling on the Itetemia licence was done at 50m intervals. A total of 2,900 samples were analyzed for gold using the fire assay method. Strong gold-in-soil anomalies were identified which confirmed the northwest trend;

●
a 100m long trench, trending northwesterly, was dug to test a 4ppb to 46ppb gold anomaly detected east of the GHR over granite. Sixteen samples were collected and analyzed for gold by MMI assay. One sample returned 8.8ppb Au, three samples ranged from 1.3ppb to 1.5ppb Au and the remaining samples reported grades ranging from 0.33ppb to 0.97ppb Au;

●
in 1996, Geodass, a South African company was contracted by Kahama Mining Corporation and Tancan to complete an airborne magnetic and radiometric surveys over the project area. Over the Tancan licences the flight line direction was northeasterly and the flight line spacing was 200m. The magnetic survey confirmed the northerly trending structure. The radiometric survey highlighted the south-southeasterly trending linear structures and two separate granite intrusions;

●
a HLEM surveys was completed over the established grids on the licence areas. The HLEM data was recorded at 222Hz, 444Hz and 888Hz. Several northwesterly trending conductors were identified. Beacons were placed every 200m, along the length of the significant conductors; • a magnetic survey was conducted over the established grid on the GHR. The magnetics further defined the reef and extended the reef for more than 1km, and suggesting that the reef was folded and faulted;

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

●
twenty five kilometres of IP survey were completed over the GHR. The survey was conducted using a pole-dipole configuration with a=50m and n=1 to n=6. The IP signatures further defined the reef. Selected IP profiles were also completed in the southwestern portion of the Itetemia licence covered by conductive overburden;

●
more than 150 pits dug by the artisanal miners were channel sampled. Samples were taken on the side wall (parallel to the mineralization) of the pits when possible. In areas where channel samples could not be taken, grab samples from the surrounding waste material were collected. A total of 450 samples were analyzed for gold, copper, silver and arsenopyrite. Channel samples returned gold assays ranging from 1g/t to 21g/t Au over 0.3m to 2.7m. Grab samples returned gold assays of up to 47.0g/t Au. 26% of the samples returned assays greater than 1g/t Au;

●
in 1998, a lithogeochemical study of the GHR was conducted to determine the type and signature of the alteration encountered on the reef. 36 assay samples were selected and analyzed for major, trace and rare earth elements. The main conclusions were:-

		●	the samples represent different suites of magmatic volcanic rocks;
		●	the europium positive anomalies suggested hydrothermal alteration;
		●	the low contents of europium suggest a distal exhalative deposit;
		●	the most common alteration is potassium addition and locally sodium depletion; and
		●	most of the unit is intermediate in composition (dacite/andesite);

●
in 2000, 28 follow-up geochemical soil samples were collected. A typical sample consisted of 0.5kg to 1kg of soil collected at the bottom of a 0.5m deep hole. All of the samples were analyzed for gold using fire assay at the SGS Laboratory in Mwanza. This survey confirmed most of the main anomalies, and some secondary and isolated anomalies interpreted.

Venmyn could not review or verify the physical exploration as no sampling was being undertaken at the time of Venmyn s site visit. However, Venmyn has interviewed relevant staff, reviewed all available internal and independent reports and has, in recent years, conducted several drilling, sampling and laboratory audits for TRX on its other LVG projects, and is familiar with their sampling procedures and operations. All drilling prior to 2007 was performed by Tancan. Since 2007, drilling was conducted by Aardvark, a subsidiary of Sloane (Table 7 and Table 8).

Venmyn, based on discussions with TRX, have confirmed that the same procedures as audited and witnessed by Venmyn in the past were applied at GHR. Venmyn has audited and found these procedures to be suitable for the declaration of Mineral Resources. Venmyn has not witnessed the exploration by Aardvark, although, the procedures have been reviewed by Venmyn and are considered suitable for the declaration of Mineral Resources. The methodologies for TRX and Aardvark are very similar.

Venmyn understand that all geochemical sampling programmes were managed by suitably trained and qualified professionals assisted by technicians and/or task specific labour. Typically soil samples of between 1.0 2.0kg were taken from a hole dug to a depth of 0.5m. All organic material was cleared from the sample site prior to excavation. Where the laterite or ferricrete layer was not covered by soil, a surface sample was taken. Transported soils especially those associated with mbugas were not sampled. Each sample was placed in a plastic bag, labelled with a unique and consecutive ticket number, and then closed using a tie. The samples were transported under the supervision of the Senior Project Geologist.

Relevant drilling conducted within the Itetemia Project area is discussed separately in Section 6.7.

6.7.	Drilling (NI 10)

A significant amount of reverse circulation (RC) and diamond core (DC) drill holes have been drilled within the greater Itetemia Project area.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

These drilling campaigns have resulted in the various resource estimates over the years and have culminated in the current resource estimate discussed in detail in Section 6.11. Drilling campaigns have typically followed a drilling program designed to test for extensions to the resource.

Significant RAB drilling has also been conducted over the Itetemia Project area. The details of the RAB drilling are also documented in this section.

Figure 8 shows the positions of all sampling at Itetemia to-date. Figure 9 shows the positions of all Resource delineation drilling conducted on the GHR.

The purpose of the RC drilling was to obtain knowledge with respect to lithology and gold mineralisation at shallow depth, whilst the purpose of the DC drilling was to obtain information on the vertical continuity of the reefs at depth and the associated grades. Each method is described in detail in the sections to follow.

Venmyn could not review or verify the physical drilling as no drilling was being undertaken at the time of Venmyn s site visit. However, Venmyn has interviewed relevant staff, reviewed all available internal and independent reports and has, in recent years, conducted several drilling, sampling and laboratory audits for TRX on its other LVG projects, and is familiar with their sampling procedures and operations. All drilling prior to 2007 was performed by TRX. Since 2007, drilling was conducted by Aardvark (Table 7 and Table 8).

Venmyn, based on discussions with TRX, have confirmed that the same procedures as audited and witnessed by Venmyn in the past were applied at GHR. Venmyn has audited and found these procedures to be suitable for the declaration of Mineral Resources. Venmyn has not witnessed the exploration by Aardvark, although, the procedures have been reviewed by Venmyn and are considered suitable for the declaration of Mineral Resources. The methodologies for TRX and Aardvark are very similar, with one exception with regards to RC drilling, discussed below.

6.7.1.	Reverse Circulation Drilling

The first reverse circulation (RC) drilling program carried out by Tancan began in 1995. A fence of four holes (TR-1 to TR-4), totalling 374m, was completed in the southwest corner of the Itetemia licence in the area previously tested by Pangea during the title dispute. Sub-economic intersections were intersected with a maximum of 0.31g/t Au over 0.5m being intersected in hole TR-3.

The next phase of RC drilling continued with 39 holes, totalling 3,596m, drilled between October 1995 and July 1996 holes (ITRC-1 to 39) covering the main HLEM anomalies. Most of the conductors were explained by the presence of argillite horizons containing 1-50% sulphides (pyrrhotite ± pyrite and chalcopyrite). Anomalous gold values are directly associated with these horizons. Massive to semi-massive sulphides, mostly composed of pyrrhotite were intersected in hole ITDD-06. The best gold intersection was cut in hole RC-18 which returned 0.9g/t Au over 3.0m, including 2.1g/t Au over 1.0m associated with semi-massive sulphides containing 10-40% pyrrhotite logged at the contact with dacite. Hole RC-26 intersected anomalous copper (2,080ppm), arsenic (3,950ppm) and silver (8.5g/t) over 1.0m in three separated samples.

During the same period, a fence of 66 RC holes, totalling 2,188m, were drilled to test several geochemical gold anomalies in the southern portion of the Itetemia licence. The best gold value was intersected in hole GA-57 and returned 1.28g/t Au over the first meter of laterite.

From August to November 1998, two additional RC drilling campaigns were completed. Fourteen holes RC-40 to RC-54, totalling 1,350m, were drilled in the southwest corner of the Itetemia licence to test several IP anomalies. The best results, were intersected in holes RC-43 and RC-45, returning 0.65g/t Au over 9.0m and 1.1g/t Au over 8.0m, respectively. The second phase of drilling was conducted in the area of the GHR. Fourteen holes, RC-55 to 68, totalling 831m, were drilled to test IP anomalies and the southeastern extension of the reef near the granite contact.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

The holes RC-61 and RC-62 intersected the reef and holes RC-65 and RC-66 intersected 0.7g/t Au over 3.0m and 0.5g/t Au over 5.0m respectively, west of the reef. Strong silicification was noted during the logging of the chips recovered from holes north of the Golden Horseshoe Reef.

Recent drilling exploration on the Itetemia (GHR) Deposit has been considered by Venmyn to include all work subsequent to the Sloane TRX Joint Venture in 2007, (Table 4). The recent exploration commenced with a re-examination of all work compiled to that date, and a Resource Estimation in 2007. Based on recommendations from a CSA Australia Pty Ltd (CSA) report, a further 10 RC holes were drilled and another Resource Estimation was completed by CSA in 2008 and updated in 2009.

The sampling of the RC chips was completed by suitably trained and qualified professionals assisted by technicians and/or task specific labour under the supervision of the project manager to ensure quality control.

6.7.2.	Diamond Core Drilling

The first two phases of diamond core (DC) drilling were completed from May to June and from September to October 1996. Twelve BQ core holes, totalling 3,584m, were drilled to test strong and weak HLEM conductors, the Pangea gold anomalies, the southeastern extensions of the Reefs 1 and 2 of Bulyanhulu and the Cycle 2 rhyolite. The holes drilled in the southwest corner of the Itetemia licence, along the Cycle 2 rhyolite, intersected thick sequences on felsic crystal lapilli tuff. The other holes intersected numerous argillite horizons, in contact with felsic and mafic volcanic rocks, which explains most of the conductors. Hole DD-06, intersected massive to semi-massive sulphides composed of 30-80% pyrrhotite, less than 5% pyrite, chalcopyrite and sphalerite. Weak copper, arsenic and silver anomalies were associated with these sulphides and/or argillite exhibiting low gold content.

From August 1997 to May 1998, 21 BQ core holes, totalling 2,032m, were drilled to better define the gold mineralization of the GHR to a vertical depth of 50m. Two additional BQ core holes, ITDD-25 and 26, totalling 282m, were drilled in the southwest corner of the licence during this period. Both holes were collared to test the gold anomalies intersected in RC-43 and RC-45. Results were disappointing but a strong carbonatization was noted in hole ITDD-26.

From June 28 to August 5, 2000, four holes were drilled for an aggregate total of 1,558.2m comprising 526.0m of RC drilling and 1,032.2m of NQ core drilling. Subsequently, between August 17 to October 20, 2000, 12 NQ core holes totalling 2,376.8m were drilled. The objective of the program was to test the GHR at depth and along strike to the west, the southwest corner area and 7 anomalies identified during the 1999 soil sampling program.

Two fences NA and NB were drilled on the northern licences to test HLEM conductors located in the central part of the licence. These conductors are thought to reflect a north-northwest shear zone. The fences intersected the shear zone but did not encounter any significant gold mineralization.

Recent drilling exploration on the Itetemia (GHR) Deposit has been considered by Venmyn to include all work subsequent to the Sloane TRX Joint Venture in 2007, (Table 4). The recent exploration commenced with a re-examination of all work compiled to that date, and a Resource Estimation in 2007. Based on recommendations from a CSA report, a further 8 DC holes were drilled and another Resource Estimation was completed by CSA in 2008 and updated in 2009.

The sampling of the DC core was completed by suitably trained and qualified professionals assisted by technicians and/or task specific labour under the supervision of the project manager to ensure quality control.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

	6.7.3.	Multi-Purpose (RC-DC) Drilling

The multi-purpose drilling program, consisted of a combination of RC and DC in the same hole and was carried out during the period from June 28 to August 5, 2000. Four holes were drilled for an aggregate total of 1,558.2m comprising 526.0m of RC drilling and 1,032.2m of DC.

The sampling of the multi-purpose drilling was completed by suitably trained and qualified professionals assisted by technicians and/or task specific labour under the supervision of the project manager to ensure quality control.

	6.7.4.	Rotary Air Blast Drilling

The purpose of Rotary Air Blast (RAB) drilling is to obtain a sample at the soil/rock interface and assess its gold content. This, in effect, is very similar to a soil sample, but is more effective as it is deeper and negates the effect of any travelled or masking soils, i.e. the black cotton soils present in the mbugas.

In February-March 1999, Tancan completed a RAB drilling program consisting of 151 holes, totalling 6,660m, in seven fences. One fence was located south of the GHR. Three fences, spaced 350m to 400m apart, were completed in the northwest portion of the licence. Three other fences were drilled west of the GHR, along what is called the Cycle 2 rhyolite.

A second RAB drilling program, consisting of 440 holes and totalling 9,862m, was undertaken over the licence area during the period from May 23 to June 19, 2000. The main targets of this drilling were gold soil anomalies, HLEM conductors, I.P. anomalies and mafic/felsic contacts.

Venmyn understand that RAB chips were collected on metal trays which were positioned at the top of the hole around the drill rod for each 1.0m interval drilled in every hole. The samples were then piled in a row, on the ground approximately 30m upwind from the rig, in sequential order for sampling and logging. At the completion of each metre drilled, the driller signalled the samplers to remove the sample trays and replace them with clean trays.

The samples of each 1.0m interval were mixed by hand to allow for homogeneity of the sample. Approximately 3.0kg of sample was then collected by hand and bagged, labelled, and sealed, ready for despatch.

RAB samples were either composited into 2.0m or 3.0m intervals depending on lithological boundaries. Where compositing of a sample was required, samples were mixed and homogenized by hand on site.

Each shipment between the field and the laboratory had a covering dispatch form that was filled out in duplicate, one for the Tancan files and one for the laboratory. Any discrepancies were dealt with immediately.

The RAB sampling was completed by suitably trained and qualified professionals assisted by technicians and/or task specific labour under the supervision of the project manager to ensure quality control.

6.8.	Sample Preparation, Analysis and Security (NI 11)

Venmyn could not review or verify the sample preparation, analysis or security as no field, sampling or laboratory activities were being undertaken at the time of Venmyn s site visit.

However, Venmyn has interviewed relevant staff, reviewed all available internal and independent reports and has, in recent years, conducted several drilling, sampling and laboratory audits for TRX on its other LVG projects, and is familiar with their sampling procedures and operations. All drilling prior to 2007 was performed by TRX. Since 2007, drilling was conducted by Aardvark, a subsidiary of Sloane under the Sloane-TRX JV (Table 4).

Venmyn, based on discussions with TRX, have confirmed that the same procedures as audited and witnessed by Venmyn in the past were applied at GHR.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Venmyn has audited and found these procedures to be suitable for the declaration of Mineral Resources. Venmyn has not witnessed the exploration by Aardvark, although, the procedures have been reviewed by Venmyn and are considered suitable for the declaration of Mineral Resources.

The methodologies for TRX and Aardvark are very similar, with one exception with regards to RC drilling, discussed below.

6.8.1.	Reverse Circulation Drilling Sampling Methodology

The sampling methodology for the RC drilling was as follows:-

●
pre-labelled large plastic bags were used for collection of each 1.0m sample of drilling and were only removed from the cyclone once blow-out was complete and the airflow cut and/or cyclone valve closed. The bag was weighed immediately for measuring and documenting of sample recovery. 1.0m intervals were painted on the drill-boom to guide drillers accurately as to sample lengths;

●
for TRX, splitting was done in three stages through a suitable riffle splitter and overseen by the geologist, resulting in a ~2.5-3.0kg sample. Splitting was originally done straight from the bag into the splitter, a practice since corrected. The split samples were poured into a plastic sample bag, labelled inside and out, sealed and placed in order in a cardboard box or larger bag, marked on a register and transported to offices. Aardvark differs somewhat in that they sampled each 1.0m interval and then homogenised that portion for a single 3.0m composite, the logic being, that if mineralisation is assayed in the 3.0m composite, they will return to the individual 1.0m large bags and test them individually. While this process has financial benefits, Venmyn has confirmed that the 3.0m composites have not been used for modelling or resource estimation purposes and stresses that it never should be;

●
for both TRX and Aardvark, a representative chip sample was taken from the last stage reject split for logging by the geologist, rinsed in a sugar sieve, logged and placed in labelled chip boxes. Geological, structural lithological, and alteration data was collected in sufficient detail to support Mineral Resource estimation. All subsequent reject material was poured back into the original large bag for retention and once no longer needed, discarded; and

duplicates were prepared at the drill site at the geologist s discretion by using the last reject split (usually 1:20) and standards/blanks were pre-prepared and labelled at the office (usually 1:20) and inserted in the field and marked on the register, the details of which are discussed in Section 9.5.5. The process verification (QA/QC) standards, blanks and duplicates were at an appropriate level to support Mineral Resource classification. Standards, blanks and duplicates were inserted sequentially in the sample stream every 20th sample, although, including the re-sampling of the quarter cores and actual QAQC performed on the data that was used for modelling, the QAQC to samples ratios are 1:10.3. Plastic sample bags were sealed in larger bags as batches and kept in a locked office or core-shed until transportation to a laboratory.

6.8.2.	Diamond Core Drilling Sampling Methodology
The sampling methodologies for DC drilling were as follows:-

●
the extracted core run was laid out directly from the core barrel for measuring and documenting of sample recovery and placed into pre-labelled metal core trays. Sampling intervals, especially for the highly weathered material, made use of the various drilling runs as recorded by the driller, and marked on wooden blocks. Core trays were transported by 4x4 with the geologist to the offices/core-yard, daily, for eventual logging, photographing and sampling.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

●	core recovery for the various campaigns was very good in fresh rock and acceptable in the saprock;
●
holes were collared using PQ-size core, and core was recovered using a triple tube core barrel. Where ground conditions were suitable, holes were reduced to HQ size, and further reduced to NQ size as a cost-effective measure;

●
logging was performed by laying core out in downhole order on core racks at the core-yard where a geologist performed the logging and RQD while accompanied by technical staff who would metre mark core for cutting and sampling at the geologist s instruction and mark the start and end sections of core. Venmyn has reviewed TRX log sheets and the digital drillhole logs and notes that geological, structural lithological, alteration and data collected is of sufficient detail to support Mineral Resource estimation; and

●
sampling was performed at 1.5m or shorter during earlier campaigns (till end 2001) and at 1.0m intervals for later campaigns. Sampling was on split core using suitable core saws and techniques or else for highly weathered core, a simple hammer and chisel were used to split the core. Samples were placed in plastic bags, labelled inside and out, sealed and documented on a register. Certified process verification (QA/QC) standards, blanks and duplicates at an appropriate level to support Mineral Resource classification, were also inserted during this stage and recorded on the register.

●
standards, blanks and duplicates were inserted sequentially in the sample stream every 20th sample, although, including the re-sampling of the quarter cores and actual QAQC performed on the data that was used for modelling, the QAQC to samples ratios are 1:10.3. Plastic sample bags were sealed in larger bags as batches and kept in a locked office or core-shed until transportation to a laboratory. The remaining half/quarter core was retained in a locked shipping container in the marked core-trays at the driller s field base in Tanzania. On the Venmyn site visit, it was discovered that the container had been recently broken into and core trays stolen, with several holes having been upended into other trays destroying the record. Given the detailed marking, some information may be salvaged, but the confidence in future audits of these several holes would be low. However given that this damage was incurred after CSA s audit of the core, this has no material impact on their resource estimates. Venmyn recommend in March 2011 however, that an audit to document the holes affected is conducted in order to determine what salvaging can be done. It is unclear whether this audit has been done.

Aardvark prepared its own blanks which were sourced from a known barren granite outcrop at a locality next to their Mwanza office and crushed to sand sized particle size to ~1.5 kg and packed in plastic bags.

Several laboratories were used for the various phases of drilling on the GHR, namely, Acme Analytical Laboratories Ltd (AcmeLabs) in Vancouver, Canada, SGS Tanzania Superintendence Co. Ltd (SGS) and Humac Laboratories Ltd, formerly a division of the global Alex Stewart Laboratories Limited (Humac) in Mwanza Tanzania. Accreditation status and numbers are tabulated in Table 5. SGS has applied for and are in the process of receiving ISO accreditation, AcmeLabs, has been ISO accredited since 1996, while Humac does ship certain samples to the Stewart Global OMAC lab in Ireland which has full ISO17025 accreditation but is itself not accredited and it is thought that accreditation is not being sought. However, Humac does participate in the Round Robin exercises organised by Geostats Australia. Venmyn recommends that a fully accredited laboratory be used for future campaigns.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Table 5: Laboratory Accreditation Status
LABORATORY	ACCREDITATION STATUS	ACCREDITATION / CERTIFICATE No.
SGS	ISO17025 Pending (ISO 9001:2008)	Reference Number: T 0470
Humac	None	NA
AcmeLabs	ISO 9001:2008 and ISO/IEC17025 Granted	FM 63007

All three laboratories used a fire assay technique with an AAS finish with detection levels of 0.01ppm for gold. While SGS and Humac used a 50g prepared sample, ACME used a 30g prepared sample. Sample sizes are appropriate to the grain size of the material being sampled and expected mineralisation.

Fire assay is an appropriate technique for the elements assayed (Au for all samples, Ag, Cu and Zn for an unknown number of selected samples). Both Humac and SGS laboratories have been audited by Venmyn at least once in recent years. These audits were found to be satisfactory. Commentary and reconciliation of laboratory performance, activities and techniques was made in recent CSA Resource Estimation Reports, the results of which was considered satisfactory performance by laboratories and QAQC measures. A commonly accepted and appropriate sample preparation technique was used for all sample types (RC and DC) and internal quality assurance practices performed by all laboratories to verify results. Failed batches were retested at the laboratories expense, the inconsistency recorded and the client notified.

A brief of the sampling methodologies is as follows:-

●
samples were received with accompanying submission forms at the laboratory facility and sorted for preparation. Samples were transferred into previously washed stainless steel trays, placed on trolleys and dried at 105°C;

●	dried samples were crushed (generally jaw crusher) to 85% <2mm and split using a table top Jones Riffle Splitter. Crush duplicates were retained and stored;

●
split samples were pulverized with a rotary disk mill for ~3 minutes until 85% passed <75μm. The pulp was mat rolled onto a grid and random scooped portions totalling ~500g were collected into envelopes and packed in sample cartons. Pulp duplicates were retained and stored;

●	crush and pulp quality was checked by screening every 20 samples. Remedial action was taken when failure occurs;

●	compressed air was used for cleaning equipment in between samples and a barren quartzite flush was pulverised after every 20 samples; and

●
internal QA/QC included portions of the pulverised silica cleaning material labelled as “samples preparation blanks” for every 20th sample as well as laboratory blanks and duplicated pulps. Additionally, every 50th sample was taken at splitting stage and treated from that point as an individual sample as a crush duplicate. Sample sizes are considered appropriate to the grain size of the material being sampled and having reviewed the procedures and laboratories, Venmyn considers it is unlikely that inadequate or non-representative sampling was performed. Acceptable levels of accuracy (i.e. lack of bias) and precision have been established at these laboratories by their internal levels of QA/QC and any failed batches were re-tested and recorded for the client.

Laboratories were checked extensively by external QA/QC methodologies including standards, blanks, duplicates and referee laboratory checks. Venmyn has been presented with the results of 165 standards (including blanks), 117 crush and pulp duplicates (including 17 triplicate samples to a third laboratory) and 98 re-sampled (quarter core) samples. The results of which are summarised as follows:- • 16 standards performed very well, two performed moderately and two performed poorly;

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

●
the sixteen standards achieved 93% of results falling within accepted limits with most standards falling entirely 100% within the three standard deviation limit. Standards MS2 and PM-403, representing the two worst standards and only 3 actual instances of use, are both very low grade standards with small variations but this translates into 17%-32% above specified grades. Standards GS-3 and GS-6, representing 32 actual instances of use are a low grade and high grade standard respectively. 8 instances in total fall outside the three standard deviation limit but not by much. Venmyn considers that given the good success of the standards in general, these failures are acceptable;

●	117 pulp and crush duplicates/triplicates were used. Both crush and pulp duplicates showed a good repeatability and were reported by CSA as having a good correlation and a R2 error of 0.975;

in the first phase of drilling, AcmeLabs was used as the referee laboratory for SGS, later campaigns had both SGS and Humac alternating between primary and secondary laboratories; and

●
complete re-samples were done on quarter core of which CSA quotes 112 examples but Venmyn was only able to find 98. Re-sampling was conducted by CSA and illustrated an acceptable correlation and R2 error, however, this was after the exclusion of a distinct erroneous population of 11 values derived mostly from drillhole ITDD-032 and ITDD-056W (wedge) where it was suggested that the lack of correlation was due the specific lithology and/or sulphide content.

Assay plots for normal and log-normal space grade histograms, modelled data comparisons to drillhole data and regression plots are attached in Appendix 4.

Sample analysis was performed by fire assay with an AAS finish at all the laboratories. The procedures adopted are similar for the Humac and AcmeLabs laboratories to the SGS procedure documented by Venmyn in November 2010, below. Earlier samples would not have benefited from the automatic LIMS system:-

the sample was weighed to 30/50g using a tared and regularly calibrated digital laboratory scale and captured automatically (minimising transcription, input or other errors) and digitally into LIMS. Standards, methods blanks, blanks and duplicates were inserted at this stage. CuSO4 was added to selected samples to ensure sequential arrangement is maintained;

the sample was mixed with a flux in a ratio of 1:4 and additives added depending on the matrix of the sample; • fusion was carried out in a refractive crucible at 1,100°C for 50-60 minutes;

slags were knocked from the lead button and placed in a pre-heated cupel; • the button was oxidised at a temperature of ~950°C for an hour in a cupellation furnace; and

the prill was digested with aqua regia at 80°C in a test tube with distilled water added to make the final volume and mixed for AAS elemental determination on LIMS at which point results were automatically captured into LIMS for concentration calculations (minimising transcription, input or other errors).

6.8.3.	Specific Gravity Sampling Methodology

Two separate campaigns for Specific Gravity (SG) were completed on the GHR by independent laboratory Humac, in Mwanza. The first comprised of 19 whole and half NQ core taken from DC drillholes GHDD-030, 038 and 040.

These were representative of the several principal lithologies and states of weathering (argillite, dacite, crystalline tuff, rhyolite and the porphyry).

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Based on recommendations by CSA in 2007, a second campaign of SG determination was included with an additional 24 whole and half NQ core samples taken from DC drillholes GHDD-033, 035, 037 and 039 representing the same principal lithologies. The final results and values chosen for modelling are presented in Table 6.

Table 6: SG Results and Applied Values for Modelling
DOMAIN	ROCK TYPES	MEASURED (g/cm3)	AVERAGE / APPLIED (g/cm3)
Soil / Alluvium	-	-	1.40
Laterite / Saprolite	-	-	1.60
Oxidised	W5	2.44 - 2.63	2.56
Transitional	W2 - W3	2.60 - 2.65	2.80
Fresh Rock	W1	2.67 - 3.72	2.97
	Low S	2.67 - 2.80	2.73
	High S	2.98 - 3.72	3.32

Notably, the density applied to the transitional material was marginally (0.15-0.20g/cm3) higher than the tested values. No reasoning is provided by CSA for this.

The method of bulk density determination used by Humac was a weight in air versus weight in water method. Core was not sealed for this purpose and took into account void spaces. Results were averaged based on the relevant weathering and lithology. Given the selection of weathered and altered samples taken, and the non-sealed nature of the testing, these samples are believed to be representative. Soil/alluvium and laterite were assigned standard values of 1.40g/cm3 and 1.60g/cm3 respectively.

While Venmyn considers the representivity of the SG measurements suitable for the declaration of Mineral Resources (taking cognisance of their confidence level), Venmyn would suggest that the frequency of SG samples will need to be increased for a Measured Resource and/or Reserve Classification, and that using assumed values for the over-burden alluvium and laterites will not be sufficient.

6.9.	Data Verification (NI 12)
Internal QA/QC results were examined and flagged by the laboratories and if erroneous, the entire batch was then re-tested and the client notified of such an occurrence.

All aspects of the sampling were overseen and/or supervised by a qualified geologist. Sample bags were sealed on-site with appropriate ties. Security seals were not used. These sample bags were then stored in a designated (un-gated) storage areas until they were transported to the respective laboratories. The samples were transported in a company vehicle by a senior employee. All transported samples were accompanied by a dispatch form which was signed off on receipt at the laboratory.

Following digital receipt of results from the laboratory, the project geologist reviewed and graphically analysed the analytical results for the standards, blanks and duplicates. Standards results were expected to be within 3 standard deviations of the quoted value. Should the results of the quality review have indicated unacceptable variation, the issues were brought to the laboratory s attention and resolution methods discussed.

This validation and verification method has been illustrated to Venmyn who is confident that it took place suitably. The level and results of blanks, duplicates standards and re-sampled core have been reviewed by Venmyn and gives Venmyn reasonable confidence in the sampling campaigns and processes, to ensure good sample and data quality and representivity of samples. Sample recoveries have been properly recorded and results assessed, the level of detail collected by logging and sampling has been captured with a reasonable degree of confidence and reported on further in Section 6.9.1.

Venmyn is aware of various audits conducted and documented by CSA on the GHR work including comparative re-logging of drillholes, QAQC analysis, re-interpretation of results and validation of data.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

The detailed findings of these audits, with recommendations, many of which have already been conducted, are mainly included in the CSA CPR and recent Resource Estimation reports from 2007 to 2009. No material short-comings have been identified as a result of these audits.

	6.9.1.	Database Management

A Microsoft Access exploration database has been maintained for all exploration at the Itetemia Project, and currently resides on the Aardvark office server in Mwanza. This includes all primary data elements and metadata (sample number, sample mass, collection date, spatial location etc.). Venmyn understands that the various hard copies of primary data (log sheets, laboratory certificates sampling positions etc.) are also available at the Tancan offices. This digital database was recently updated with additional, recently captured drilling, sampling and exploration results by Kibo who performed validation, integration, control, storage, retrieval and backup processes.

Plans are currently being made to transfer this updated database to TRX following the return of the project to TRX from Kibo.

This database has been uploaded with exploration results as soon as they became available from the field or laboratory. This was done manually from field logs and digitally from laboratory emailed workbooks.

Additionally, MapInfoTM and DiscoverTM Software have been used together to form a GIS system for analysing, interpreting and plotting exploration results and other interpreted data elements such as modelled surface outcrops of GHR and extensions etc. The database is backed up on a regular basis. CSA has performed and documented audits on the Itetemia database, with no material flaws or deficiencies noted.

The DatamineTM databases and interpreted 3D model for Itetemia are also stored on the exploration database.

Additionally, all the respective models, maps, cross sections (actual or interpreted) 2D and 3D illustration of results are stored on this database, showing location of samples, accurate drill hole collar positions, down hole surveys, exploration pits, relevant geological data, etc.

Drillhole location coordinates were supplied in UTM and were retained in full (double precision) in the database and Datamine models. All collars were surveyed using a Differential GPS or theodolite system. Expected accuracies are approximately 0.2° and 0.5° for dip and azimuth readings respectively for magnetic/gravimetric survey instruments. A recognisance exercise to find the collars and confirm their positions with a Differential GPS (accuracy better than 1.0m) was undertaken with some success as reported by CSA with 2.0-3.0m variations in northing and easting. Unfortunately many concrete collar markers had been removed by farmers or overgrown subsequent to drilling.

Downhole surveys for the various drilling campaigns were conducted primarily with a Sperry Sun and Reflex EzShot system. Unfortunately, which apparatus was used for each of the 258 survey points was not always recorded. Expected accuracies of both these methods should, however, be reasonable. Soil-sampling and trenching have all been surveyed at least with handheld GPS, expected accuracy <10.0m.

6.10.	Mineral Processing and Metallurgical Testing (NI 13)

The GHR has only been subjected to very high level, preliminary mineral processing and metallurgical testing.

In 1998, preliminary metallurgical testwork was conducted by Minestart Management Incorporated (Minestart) on six lab crush rejects from six different drillhole intersections of the GHR, weighing 60-70g each and ranging from 0.87g/t to 4.79g/t. Since sample positions have not been recorded, Venmyn cannot comment on the representivity of the samples taken.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

From this initial testwork, it was concluded that grinding and agitated tank cyanide leaching would be best to maximise gold recovery and that particle size distributions were crucial to achieving suitable gold extractions. Flotation tests were less successful.

A fine grind bottle roll leaching test returned a 98.4% recovery at a grind size of 95% passing 400mesh (38μ).

In 2011, follow-up metallurgical testwork was conducted by Mintek on behalf of Kibo, on four composite samples taken from the GHR. While details of the sample positions are not known, it appears that composite samples of the following are types were tested:-

	●	oxidised material with a head grade of 7.77g/t (IMet-01);
	●	transitional material with a head grade of 7.61g/t (IMet-02);
	●	fresh material with minor sulphides with a head grade of 5.95g/t (IMet-03); and
●
fresh material with major sulphides with a head grade of 10.80g/t (IMet-04). Since sample positions have not been recorded, Venmyn cannot comment on the representivity of the samples taken. The very high head grades reported suggest that the sample comprise selective sampling of mineralised areas.

The 2011 testwork was limited to chemical analysis, excess preg-robbing leaching, diagnostic leaching and gravity concentration tests. The results from the testwork were as follows:-

excess preg-robbing leach tests showed that all four composite samples have very negligible preg-robbing characteristics. The gold dissolutions were in the range of 89.6% to 95.4%;
the diagnostic leach tests indicated the following gold recoveries:-
	●	IMet01: 93.75%;
	●	IMet02: 93.51%;
	●	IMet03: 89.26%; and
	●	IMet04: 94.41%;

These recoveries appear to confirm the high gold recovery potential for the GHR material.

6.11.	Mineral Resource Estimates (NI 14)

	6.11.1.	Orebody Modelling and Interpretation

Venmyn conducted a review of the orebody modelling and Mineral Resource estimation undertaken by CSA Australia Pty Ltd (CSA). Venmyn s review included the following:-

		●	interpretation of models;
		●	construction of wireframes;
		●	standard Datamine import validation/verification checks;
		●	confirmed data statistics where available;
		●	confirmed variography and ellipsoid search parameters where available;
		●	check on correct and suitable compositing of data for modelling;
		●	checked block size suitability for drill spacing and volume declarations;
		●	examined effects of top-cutting and confirmed appropriateness;
		●	commented on suitability of classification techniques and drill spacing;
		●	examined appropriateness of estimation techniques for datasets available; and
		●	commented on other aspects that arose based on the independent review.

The following sections summarise Venmyn s findings subsequent to the review of the orebody modelling and Mineral Resource estimation.

The geological model of the GHR was first developed by Dr Deirdre Lewis of SLR Consulting (SLR) who was familiar with the project and also on the CSA appointed team for re-logging of core.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Mr John Kelly of SLR carried out the data assimilation and integration for Ms Deirdre Lewis. Mr Steve Le Brun of LBC Resources (Pty) Ltd (LBC) was responsible for the geostatistical analysis and Resource Estimation reporting.

Mr Steve Le Brun utilised the drillhole logs, collar, survey, lithology (including re-logged holes), assay and geotechnical data in the construction of the wireframe modelling of two mineralised zones in Datamine, Studio 3.0. All original files are stored at CSA s offices in Australia. Additionally, Mr Steve Le Brun completed the compositing of assay data to 1.0m samples within domains; application of top-cuts on domain by domain basis; Ordinary Kriging (OK) block model estimations to infer grade and tonnages and lastly, a results validation by visual assessment and moving window statistics (grade profiles).

The model used two assumptions apart from those of SG already discussed in Section 6.8.3. A top cut was imposed at 50g/t and 20g/t for the Main Lode and Footwall Lode respectively, and a zero-grade application to un-sampled or below detection limit data was applied.

Venmyn consider that these are perfectly acceptable assumptions for this level of data, although, top-cutting may have a potential underestimating effect. Setting a ceiling value may be more appropriate, although, only a low impact would be expected.

The model comprises 3D surveyed drillholes, ground and limit of oxidation surfaces, wireframes of the hanging and footwall zones (termed the Main Lode and Footwall Lode in the model) and the porphyry dyke lithology, an OK grade block model and supporting statistics for the top-cut and un-cut data sets with accompanying variography. The level of investigation was to define JORC compliant resources and inferences made from this model were the Mineral Resources estimates quoted by CSA in their 2009 report.

Data density can best be described by the drilling grid dimensions and sample lengths of drilling RC and DC. Drilling was conducted at approximately a 40m x 40-100m spacing with denser drilling targeting the shallower lode extension (i.e. above 800m RL) with and wider drilling targeting the deeper lode extension (i.e. above 650m RL).

Sampling length of drilling, as discussed in Section 6.8, was originally as 1.5m for earlier campaigns, although the bulk of sampling was conducted at 1.0m for most of the drilling. A 1.0m composite was used for modelling purposes. All drillholes were surveyed with Differential GPS or Theodolite systems for collar locations and Sperry Sun or EzShot for systems for downhole surveys.

Given the density and distribution of sampling and the reliability of the surveying techniques, Venmyn consider the quality and quantity of information sufficient to support statements made or inferred, concerning the estimation and classification procedures applied to the GHR. Additionally, the data results, density and intersection frequency of the GHR are sufficient to assure continuity of mineralisation and geology and provide an adequate basis for the classification and estimation procedures applied. The 3D orebody model and representative cross-sections with drillhole distribution and intersections is shown in Figure 10 and Figure 11, respectively.

The current database is robust and contains 2,283 logged intervals on lithology, weathering, colour, texture, alteration vein and sulphide proportions. As various logging regimes were used over the years, 506 intervals (518.03m) were re-logged by Dr Deirdre Lewis in holes GHDD-029 to GHDD-040 and this logging scheme was used for the model. No material irregularities were documented by CSA in the re-logging exercise, giving confidence as to the accuracy for the database as a whole.

The original interpretation of the model was that of CSA s original interpretations of a

VMS or Bulyanhulu type deposit for this orebody. However, successive drilling and review indicated that a silicified shear hosted deposit was indeed correct with mineralisation related to disseminated pyrrhotite-pyrite and trace sphalerite.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

VENMYN
Independence you can trust
Tanzanian Royalty NI 43-101
FIGURE 10

3D OREBODY MODEL OF GHR

MAIN LODE AND FOOTWALL LODE WIREFRAMES WITH DRILLHO PIERCE-POINTS

LEGEND:

- Main Lode
- Footwall Lode
- Drillhole

MAIN LODE AND FOOTWALL LODE GRADE BLOCK MODEL

LEGEND:

Grade (g/t)

- 0.104062.1 - 1.01267
- 1.01267 - 1.20244
- 1.20244 - 1.39784
- 1.39784 - 1.58919
- 1.58919 - 1.85818
- 1.85818 - 2.21311
- 2.21311 - 2.80446
- 2.80446 - 3.58523
- 3.58523 - 5.050311
- 5.050311 - 25.9159

INDICATED AND MEASURED RESOURCE CLASSIFICATION

LEGEND:

- Indicated
- Inferred

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1116M_TanRoyltetemia_2012

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

VENMYN
Independence you can trust
Tanzanian Royalty NI 43-101
FIGURE 11

REPRESENTATIVE CROSS-SECTIONS THROUGH THE GHR

SECTION ONE

LOCAL GEOLOGY SHOWING POSITIONS OF SECTIONS

Section1
Section2
Section3

SECTION TWO

SECTION THREE

LEGEND:

GEOLOGY
- Basalt
- Andesite/Intermediate crystal tuff
- Felsic Volcanic (dacite, rhyodacite)
- Felsic/Intermediate crystal tuff
- Felsic lapilli tuff
- Mafic tuff
- Argillite
- Granite, Granodiorite
- Quartz feldspar porphyry
- Mineralised envelope
- Project Area
- Drill Holes
- Cross Section Profile
- Surface
- Depth of Oxidation
- Depth of fresh Rock

GRADE (g/t)
- 0.104062.1 - 1.01267
- 1.01267 - 1.20244
- 1.20244 - 1.39784
- 1.39784 - 1.58919
- 1.58919 - 1.85818
- 1.85818 - 2.21311
- 2.21311 - 2.80446
- 2.80446 - 3.58523
- 3.58523 - 5.050311
- 5.050311 - 25.9159

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1116M_TanRoyltetemia_2012

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No further interpretations are considered, nor is there reasonable possibility that the current interpretation is unfounded or poses potential risks to the project.

Indirect geological discounts were applied to the model during construction of the wireframes which included, in places, interstitial lower grade domains within a Lode. There is no evidence of inclusion of un-mineralised or low grade domains between the Main and Footwall Lodes. Appendix 4 demonstrates an example of included low grade domain in the Main Lode.

Geostatistical estimation techniques were carried out on the two interpreted mineralisation domains (Main and Footwall Lode). Variography was carried out on the mineralised zone using the Snowden Supervisor software and the parameters imported back into Datamine for estimation with variography indicating ranges of around 150m. Block sizes of 2.5m x 10m x 5.0m were selected. Block grades were estimated using OK on 1.0m composites with the applied top-cuts.

The block size was selected as approximately half the spacing of the infill drilling, with a parent cell size of 2.5m x 10m x 5.0m for the grade estimation. Sub-blocks, to a minimum of 0.625m x 1.0m x 0.25m, were set to replicate the wireframe volumes. Venmyn consider that the block size fits suitably to the average sample spacing and given the narrow near-vertical geometry of the orebody, is considered appropriate. Inverse Distance Squared (ID2) estimates were also carried out as a general cross-check, with no irregularities documented.

Variograms were modelled using Normal Scores transforms and the resulting parameters then back transformed into normal space. Directional variography for the Main Lode produced good interpretable variograms, although, the minor axis did not produce reliable variograms due to the narrow nature of the orebody. As a consequence, the downhole variogram model was applied to the minor axis model. No correlations were made between variables nor subsequently used to interpolate values, nor were any assumptions or inclusions made regarding by-products or deleterious elements. The processes of checking and validating were conducted by CSA in several ways:- • cross-checks were made to ensure that the block model volumes were not significantly different from the mineralised zone wireframes; • visual checks were made of the block model grades against the drillhole composites; and • block model-composite grade profiles were generated for the main estimated grade. Venmyn conducted a reconciliation of the estimated model results against the project database and found the results to be closely correlated. See Appendix 4 for the comparison of model information to sample data

6.11.2.	Mineral Resource Statements

As described in Sections 6.3, several Mineral Resource estimates have been completed on the GHR shear hosted gold deposit. The previous and current Resource Estimates presented below have not had modifying factors applied, are inclusive of reserves and are quoted in-situ. The GHR has been considered for both underground and opencast mining. A preliminary high level optimisation document indicates that opencast mining is technically feasible (Section 6.19). No recent studies have been completed on the underground potential.

Venmyn consider that there is no known geological data that could materially influence the estimated quantity and quality of the Mineral Resource. The reliability of the current geological model, resource model key assumptions and reliability of the classifications are believed to be high.

The most pertinent and recent external and independent reviews/audits, apart from Venmyn s current review, would be those conducted by CSA over the preceding several years of involvement. These reviews included, but were not limited to:-

	●	geological, structural, geochemical and physical re-interpretations;

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●	compilation of historical information into MapInfo for re-interpretation;
●	re-logging of some 518m of core and RC chips to establish clearer paragenisis, alteration and naming nomenclature of lithologies;
●	re-surveying of historical drillhole collars with differential GPS;
●	examination of SG results and instigation of an additional SG sampling campaign;
●	compilation of historical QA/QC and interpretation of results; and
●	elementary database analysis and checks.

Overall conclusions for the most part were positive, recommendations for remedial actions such as re-logging and additional SG determination have already been carried out and are no longer material shortcomings in Venmyn s view. The majority of these reviews were carried out by SLR s Dr Deirdre Lewis and CSA s Mr Steve Le Brun.

Previous Mineral Resource Statement

CSA declared a JORC compliant Mineral Resource on the GHR as at 31st August 2009. This Mineral Resource Statement was re-issued and published by Kibo in February 2010. This statement was based upon the sampling, drilling and QAQC results described in Section 6.7 and the subsequent geological modelling and block modelling completed by CSA (Section 6.11.1). The Mineral Resource Estimate was conducted by Competent Person, Mr Steve Le Brun (MAusIMM) as in Table 11:-

Table 7: JORC Mineral Resource Statement for the Itetemia Project 1.0g/t cut- off at 1st February 2010

		VOLUME	TONNES	GRADE	OUNCES
DOMAIN	CLASSIFICATION	(m3)	(t)	(g/t)	oz
Main Lode
	Indicated	816,000	2,390,000	3.14	241,000

	Inferred	355,000	1,053,000	3.68	125,000
TOTAL MAIN LODE		1,171,000	3,443,000	3.31	366,000
Footwall Lode	Indicated	141,000	409,000	1.92	25,000
	Inferred	128,000	380,000	2.57	31,000
TOTAL FOOTWALL LODE		269,000	789,000	2.23	57,000
	TOTAL INDICATED	957,000	2,799,000	2.96	266,000
	TOTAL INFERRED	483,000	1,433,000	3.39	156,000
	GRAND TOTAL	1,440,000	4,232,000	3.11	422,000

Rounding results in computational discrepancies

The JORC compliant Mineral Resource Statement, above, was independently verified and data validated by Venmyn as part of their March 2011 review. At the time of their review, Venmyn was comfortable that having performed necessary reviews and checks on the GHR model and Mineral Resource estimation techniques and results, that the previous JORC Mineral Resource Statement was SAMREC compliant (with the JORC and SAMREC codes essentially comparable). Given that there had been no material changes since the issue of the JORC Mineral Resource Statement, the JORC Mineral Resource Statement could be considered the Mineral Resource Statement as at 8th March 2011, which is additionally SAMREC compliant. Table 12 presents the SAMREC compliant estimate as it was in the March 2011 CPR prepared for Kibo.

Table 8: SAMREC Mineral Resource Statement for the Itetemia Project 1.0g/t cut-off at 8th March 2011

DOMAIN	CLASSIFICATION	VOLUME	TONNES	GRADE	OUNCES
		(m3)	(t)	(g/t)	oz
Main Lode	Indicated	816,000	2,390,000	3.14	241,000
	Inferred	355,000	1,053,000	3.68	125,000
	TOTAL MAIN LODE	1,171,000	3,443,000	3.31	366,000
Footwall Lode	Indicated	141,000	409,000	1.92	25,000
	Inferred	128,000	380,000	2.57	31,000
TOTAL FOOTWALL LODE		269,000	789,000	2.23	57,000
	TOTAL INDICATED	957,000	2,799,000	2.96	266,000
	TOTAL INFERRED	483,000	1,433,000	3.39	156,000
	GRAND TOTAL	1,440,000	4,232,000	3.11	422,000
Rounding results in computational discrepancies

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Current Mineral Resource Statement

No additional drilling or sampling has occurred on the Itetemia Project since the issue of the 8th March 2011 Mineral Resource Statement. Venmyn consider therefore, that no re-estimate of the Mineral Resources is required. In terms of the requirements for this Technical Report however, Venmyn have re-presented the Previous Mineral Resource Statement, in order to ensure NI43-101 compliance.

The NI43-101 compliant Mineral Resource Estimate, as at 31st January 2012 is presented in Table 9:-

Table 9: NI43-101 Mineral Resource Statement for the Itetemia Project 1.0g/t cut-off at 31st January 2012

DOMAIN	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Main Lode	Indicated	816,000	2,390,000	3.14	241,000
Footwall Lode		141,000	409,000	1.92	25,000
	TOTAL INDICATED	957,000	2,799,000	2.96	266,000
Main Lode	Inferred	355,000	1,053,000	3.68	125,000
Footwall Lode		128,000	380,000	2.57	31,000
	TOTAL INFERRED	483,000	1,433,000	3.39	156,000
Rounding results in computational discrepancies
TRX have a 90% interest in Itetemia, and consequently only 90% of these resources accrue to TRX

The sensitivity and nature of the resource for Itetemia can be illustrated by the grade tonnage curve in Figure 12. The curve is moderately robust for cut-offs up to 1.5g/t at which point tonnage drops moderately with successive cut-off increases and flattens out. The average grade at this point is >3.0g/t.

Preferred cut-off for Resource Estimation is 1.0g/t
Preferred cut-off for Resource Estimation is 1.0g/t

6.11.3.	Mineral Resource Classification

The criteria and methodology used as the basis for classification of the Mineral Resources into varying confidence categories was based upon the data density, and supported by geostatistical applications and checking of results. Based on these confirmations, resource category allocation was effectively:-

●	Indicated Resource: material drilled on a 40m x 40m drill spacing above ~800 RL; and
●	Inferred Resource: material drilled on >40m x 40m drill spacing above
●	~650 RL (noting that an “Unclassified: category was declared on drill spacing greater than ~40m x 100m).

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●
Material deeper than ~650 RL, despite suitable drilling densities, was delineated “Unclassified” and does not form part of the Mineral Resource. No material exceptions to this classification scheme exist.

The Mineral Resource Estimate results appropriately reflect the Competent Persons view of the deposit. It is Venmyn s opinion that appropriate account has been taken of all relevant factors, including (but not limited to) relative confidence in tonnage/grade computations, density, and distribution of primary data and information, confidence in continuity of the geological and mineralisation models.

6.12.	Mineral Reserve Estimates (NI 15)

No formal and compliant Mineral Reserve estimates have been made for the GHR.

6.13.	Mining Methods (NI 16)

While a Mineral Reserve has not been declared for the GHR (Section 6.12), and no formal Modifying Factors have been applied, a Preliminary Assessment, by Saint Barbara LLP (Saint Barbara) in September 2010, of potential open pit mining of the GHR is presented in this section in the interests of transparency and in order to further demonstrate reasonable prospects for eventual economic extraction .

This assessment considered the open pit mining of the near surface part of the deposit using a local earth moving contractor and the processing of the material through a heap leach/carbon in column (CIC) facility as the Base Case. Two options to this Base Case were also presented:-

● Option 1 considered the project on the basis of second hand process equipment; and
● Option 2 considered the sale of mined material to African Barrick Gold (Barrick) at their Bulyanhulu Mine, approximately 5km to the west of GHR.

Saint Barbara based their Preliminary Assessment on a pit optimisation conducted by Auralia Mining Consultancy Pty Limited (Auralia) in August 2009, based on CSA s 2009 block model.

The Auralia optimised pit allowed for the extraction of only 128,186oz of gold from the upper most portion of the Mineral Resource. The inputs used in the Auralia optimisation are summarised in Table 10. No capital costs were used in the optimisation.

Table 10: Preliminary Optimisation Parameters

INPUT	UNIT	QUANTUM
Pit Slope Angle	Degree	50
Mining Cost (Ore and Waste)	USD/t	2.19
Ore Haulage Cost	USD/t	0.54
Process Cost	USD/t	12.67
G&A	USD/t	2.16
Mining Dilution	%	5
Mining Recovery	%	95
Royalty	%	3
Gold Price	USD/oz	900
Dore Transport/Refining	USD/oz	1.5
Gold Marketing	USD/oz	1.0

The optimised pit contains 1.22Mt of ore at a diluted grade of 3.45g/t gold. The waste is 14.6Mt giving a strip ratio of 12.0. The pit has dimensions of 440m in length, 250m width and 150m depth. While the input parameters are preliminary, Saint Barbara did not consider it necessary to refine them further given the level of their study. However Saint Barbara did note that royalties at the time of their report were in fact 4% and that other royalties are payable to TRX, and that the gold price at the time of the Saint Barbara study was USD1,270/oz. Venmyn note that the gold price at the time of this Technical Report was ~USD1,670/oz.

Saint Barbara defined a 4 year life-of-mine (Table 11) using manual methods and noted that waste mining had not been optimised, and assumed a 92.5% recovery of gold.

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Table 11: Conceptual Mine Schedule

INPUT	UNIT	YEAR -1	YEAR 1	YEAR 2	YEAR 3	YEAR 4	TOTAL/ AVE
ROM	000t	0	300	300	300	300	1,200
Grade	g/t		3.45	3.45	3.45	3.45	3.45
Waste	000t	3,500	4,000	4,000	3,100	-	14,600
Waste Ore Ratio			13.3	13.3	10.3	0	12.2
Total Tonnes Moved	000t	3,500	4,300	4,300	3,400	300	15,800
Contained Gold	kg		1,035	1,035	1,035	1,035	4,140
Recovered Gold	kg		957	957	957	957	3,828
Recovered Gold	oz		30,780	30,780	30,780	30,780	123,120

Saint Barbara estimated the following fleet size for the mining contractor:-

Table 12: Conceptual Mining Fleet

VEHICLE	NO.
40t Articulated Haul Truck	6
4m3 Bucket Hydraulic Excavator	4
Blasthole Drill	1
D8 Track Dozer	1
CAT824 Wheel Dozer	1
CAT12H Motor Grader	1
Water Cart	1
Service Truck	1
Explosive Truck	1
General Truck	1
Tyre Handler	1
40t Crane	1
Supervisors Pick Up	3
General Pick Up	2

Saint Barbara reviewed the metallurgical testwork results reported by Minestart, and applied a process recovery of 92.5%. While the 2011 metallurgical testwork had not yet been conducted, the latest metallurgical results are consistent with the Saint Barbara assumption.

The only mining currently taking place at GHR is small-scale artisanal mining (Figure 7).

6.14.	Recovery Methods (NI17)

The only metallurgical testwork undertaken on the GHR material is that discussed in Section 6.10. From this limited metallurgical testwork, it was established that grinding and agitated tank cyanide leaching would be best to maximise gold. The GHR material is also amenable to gravity concentration. Flotation tests were less successful.

No studies have yet been conducted to determine flow sheets or process plant designs for this gold recovery. Nor have any studies been undertaken to determine requirements for energy, water and process materials.

Saint Barbara, during their Preliminary Assessment, considered the processing of the GHR material through a heap leach/carbon in column (CIC) facility as the Base Case.

6.15.	Project Infrastructure (NI 18)

No studies have yet been conducted to determine infrastructure and logistics requirements for the project.

6.16.	Market Studies and Contracts (NI 19)

No studies have yet been conducted to determine markets for possible future production. The only economic study that has been conducted on the Itetemia Project is that discussed in Section 6.19.

The only material contact in place over the Itetemia Project is that related to the Tancan-Stamico JV, which is discussed in detail in Section 6.1.2.

No other contracts are in place concerning property development, mining, processing, transportation, handling, marketing, or sales, etc.

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6.17.	Environmental Studies, Permitting and Social or Community Impact (NI 20)

No Environmental Impact Studies (EIAs) or Social or Community impact studies have been conducted on the licences at this stage, nor are any required at present. No environmental provisions have been made for the licences at this stage nor are any required at present.

Should application for a Mining Licence be made however, the applicant must submit a feasibility report including environmental and health safeguards, plans for local sourcing of goods, services, employment and training of Tanzanians. The licence holder must submit regular reports according to regulations.

Venmyn are not aware of any environmental factors that could have a material effect on the likelihood of eventual economic extraction on any of the licences.

Venmyn understand that TRX is currently not engaged in, or subject to any legal disputes in relation to its ground holdings at the Itetemia Project, or in relation to any other matter. Venmyn understand that there are no known impediments to obtaining the right to operate in any of the licence areas.

	6.18.	Capital and Operating Costs (NI 21)

Saint Barbara, as part of their Preliminary Assessment of the GHR in September 2010, estimated the following potential mine operating costs:-

Table 13: Conceptual Mine Operating Costs

ITEM	COST (USD)

Total Contract Operating Cost Per Year (USD)	5,697,459
Contractor’s Capital Retrieval Per Year (USD)	2,500,000
Owner’s Personnel Costs Per Year (USD)	262,080
Owners General Costs Per Year (USD)	250,000
TOTAL PROJECT OPERATING COSTS PER YEAR (USD)	8,709,539
Total Variable Operating Cost (USD/t Rock)	1.04
Total Variable Operating Cost (USD/t Ore)	14.89
Total Mine Fixed Costs Per Year (USD)	4,242,000

Although Saint Barbara has assumed that a mining contractor will be used for the open pit mining, they assumed the following start up costs:-

Table 14: Conceptual Owners Capital Cost

ITEM	NO.	COST (USD)
Operations Set Up, Offices and Equipment Etc	1	200,000
Owners Vehicles	3	150,000
Contract Charges and Mobilisation	1	300,000
TOTAL		650,000

Saint Barbara estimated the following processing and infrastructure costs:-

Table 15: Conceptual Processing and Infrastructure Costs

ITEM	COST
Capital Cost (USDm)	25.50
Variable Operating Cost (USD/t)	15.04
Fixed Cost, Labour (USD/Mpa)	4.37

6.19.	Economic Analysis (NI 22)

Saint Barbara in September 2010, conducted a Preliminary Assessment of potential open pit mining of the GHR, in consideration of two options:-

Option 1 considered the use of second-hand equipment in order to reduce the process plant capital, by assuming that second-hand equipment costs between 25%-33% of the new item, and that the cost of an operating plant is 2.4 times the landed purchase price of the installed equipment. Using the average of these factors, Saint Barbara used a revised capital cost for the process plant of 70% of the new equipment.

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Option 2 considered the value of sending the ROM from GHR to the neighbouring Bulyanhulu Mine for treatment in order to save the capital cost of designing and building a process plant. In this case, the capital costs of the process plant were removed, except for a rehandling area, and an additional operating cost was input to reflect the haulage costs from GHR to Bulyanhulu. Saint Barbara assumed that Barrick would accept an income of 20% of the gold revenue from the delivered ore less their process variable costs, which were assumed to be the same as the variable process costs of Kibo s potential operation.

Saint Barbara ran a series of DCF analyses, one for each of the various options using the inputs summarised above, a 12% discount and a gold price of USD1,000/oz. Saint Barbara also included a 2% royalty payment for TRX. Kibo subsequently modified the Saint Barbara DCF models to adjust for the March 2011 gold price (USD1,400/oz) as reported in the March 2011 CPR. The affect of the increase in gold price, as well as the results from Saint Barbara s Preliminary Economic Assessment are summarised below:-

Table 16: Summary of Conceptual DCF Results

	SAINT BARABARA (USD1,000/oz)		KIBO (USD1,400/oz)
CASE	Pre-Tax NPV12 (USDm)	IRR (%)	Pre-Tax NPV12 (USDm)	IRR (%)
Base	(9.4)	0.20	17.8	30.9
Option 1	(2.9)	7.70	24.3	42.5
Option 2	12.7	46.40	34.1	96.7

It is important to note that this Preliminary Assessment was preliminary in nature. It includes Inferred Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorised as Mineral Reserves, and there is no certainty that the assessment will be realised. In addition none of the Mineral Resources have been converted to Mineral Reserves, and therefore do not have demonstrated economic viability. The Assessment does, however, demonstrate, reasonable prospects for eventual economic extraction , and therefore meets the requirement for the declaration of Mineral Resources.

From their results, Saint Barbara concluded that:-

•	the open pit project is technically feasible; and
•	that the only case worth considering, at the time, was Option 2 (supply of ore to Barrick).

It must be noted that Saint Barbara only considered a gold price of USD1,000/oz. Table 16 demonstrates, however, that at higher gold prices, the economics of all three scenarios become significantly more favourable, and demonstrate that at USD1,400/oz, there is no specific reliance on Option 2. The sensitivity of the potential project economics to gold price is further illustrated in Figure 13. The full dynamics of the various DCF models for the Base Case, Option 1 and Option 2, at a gold price of USD1,400/oz are presented in Appendix 3 for completion.

Venmyn recommend that the Saint Barbara study is formally updated to reflect the value potential in TRX s hands, and to include, inter alia, the following:-

•	the current gold price (~USD1,650/oz);
•	revised cut-off grades, in light of the increased; • current operating cost and capital cost estimates;
•	the fact that the project is no longer subject to an addition royalty to TRX, as was the case if the project was under Kibo s control;
•	an updated geological model, additional interpretations and pit design; and
•	the possibility of utilising an unused plant from TRX s nearby Buckreef Project.

In addition Venmyn recommend, given the potentially favourable economics of Option 2 of the Saint Barbara study, that detailed metallurgical testwork be commissioned from GHR in order to more definitively establish the possible ore characteristics and to test for the suitability of feeding ore to the Bulyanhulu Mine. In addition, formal negotiations with Barrick are recommended. This should be done in conjunction with further exploring TRX s ability to establish a small operation without reliance on processing at Bulyanhulu.

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6.20.	Adjacent Properties (NI 23)

The Itetemia Project is located ~5km east of Barrick s world-class, underground, Bulyanhulu Gold Mine (Figure 5).

Barrick acquired the Bulyanhulu project in 1999 when it purchased Sutton Resources, which was a mineral exploration company. The Bulyanhulu Gold Mine opened in 2001, and was built for a capital cost of USD280m. Following the opening of Bulyanhulu, Tanzania became the third largest producer of gold in Africa, behind South Africa and Mali.

Bulyanhulu consists of an underground mine, a process plant, waste rock dumps, tailing containment, water management ponds, and associated facilities.

The Bulyanhulu Gold Mine exploits a gold VMS deposit, associated with silver and copper.

As at 31st December 2010, Barrick reported Indicated Resources of 9.01Mt at a grade of 0.236oz/t and 2.13Moz and Inferred Resources of 7.18Mt at a grade of 0.344oz/t and 2.47Moz. Mineral Reserves were reported as 23.9Mt at a grade of 0.341oz/t and 8.1Moz.

The authors of this Technical Report have been unable to verify the technical information concerning the Bulyanhulu Gold Mine, and this information is not necessarily indicative of the mineralisation of the Itetemia Project. In fact a specifically different (shear zone hosted) geological model is proposed for the Itetemia Project. As a consequence, a detailed review of the geology of the Bulyanhulu Gold mine is not warranted in this Technical Report.

The significance of the proximity of the Bulyanhulu Gold Mine is limited therefore to the regional infrastructure and the possibility of a future toll treatment arrangement with Bulyanhulu for the GHR ore.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

7.	THE LUHALA PROJECT

The Luhala Project is an advanced stage exploration project focussing on the development of the Luhala property which consists of five anomalous hilltops, namely:-

•	Kisunge Hill;
•	Shilalo West Hill;
•	Shilalo South Hill;
•	Kiginga West Hill; and
•	Kiginga East Hill.

The Kisunge Hill and both Shilalo hills are of primary economic interest and have Inferred Resources declared on them (Section 7.11).

7.1.	Property Description and Location (NI 4)
	7.1.1.	Location

The Luhala Project is situated in the central region of the LVG, within Buhungukira Greenstone Belt, 75km south of Mwanza (Figure 4 and Figure 5).

The Project comprises three active PLs. The size and coordinates of each of the PL s are listed in Table 17.

Table 17: Luhala PL Size and Boundary Coordinates

CURRENT CO-
					EXPIRY	AREA	ORDINATES
PROJECT	PL NO.	STATUS	COMPANY	(%)
					DATE	(km2)
							(S)	(E)
			Tancan				03°06'13"	33°02'30"
			Mining				03°06'13"	33°05'00"
	PL5278/09	Current		100%	2017/02/12	13.9
			Company				03°07'51"	33°05'00"
			Limited				03°07'51"	32°02'30"
			Tancan				03°08'39"	33°02'30"
			Mining				03°08'39"	33°05'00"
Luhala	PL6949/11	Current		100%	2020/02/21	7.0
			Company				03°09'28"	33°05'00"
			Limited				03°09'28"	33°02'30"
			Tancan				03°07'51"	32°31'55"
			Mining				03°07'51"	32°32'27"
	PL3315/05	Current		100%	2012/06/13	6.9
			Company				03°08'39"	32°32'27"
			Limited				03°08'39"	32°31'55"
		LUHALA TOTAL CURRENT LICENCES				27.7

The property boundaries have been located using a GIS software package (MapInfo), using standard geographical co-ordinates as indicated in Table 17. The boundaries have not been surveyed or pegged as there is no requirement to do so for application purposes. TRX record their position within the PLs by way of hand held GPS.

7.1.2.	Legal Aspects and Mineral Tenure

Venmyn understand that all governmental requirements and permits required for the current operations have been approved and that there is a reasonable basis to believe that all future authorisations required for the Project can be obtained.

As at 31st January 2012, the Luhala Project consisted of 3 active PL s, covering

~27.7km2 (Table 17). The PL s have been acquired by Tancan. The status of the licenses are summarised in Table 17 and illustrated graphically in Figure 5, Figure 14 and Figure 15.

TRX manage the Luhala PLs and applications under its two subsidiary companies Tancan and Tanzam 2000. In order to retain important areas within the project area, any mandatory relinquishments to the MEM are re-applied for by one or other of the subsidiary companies (i.e. if Tancan relinquishes an area, Tanzam 2000 makes an application for the area relinquished, and visa versa).

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

The turn-around time for renewals and applications by the MEM is generally between six and 24 months. Before a renewal or application is formally granted, however a so called “Letter of Offer” is received from MEM which all but guarantees the applicant s licence once the licence fee has been paid. It then takes a minimum of three months before the licence is formally issued. In the case of a renewal, the applicant may commence ground work as soon as the Letter of Offer has been received. However, in the case of new licence applications, exploration can only commence once the new licence has been formally issued.

TRX, through its wholly owned subsidiaries Tancan and Tanzam, have a 100% interest in the Luhala Project.

On 27th January 2007, Sloane Developments Limited (Sloane) entered into an option agreement with TRX (Sloane-TRX JV) over the Luhala Project. This option agreement entitled Sloane to acquire a 100% of TRX s interest in the Luhala Project.

In terms of the agreement, Sloane were required to make cash payments to TRX at various anniversaries of the agreement, undertake all exploration work on the area up to a minimum of USD1.0m within 2 years, completing 30,000m of diamond drilling within 3 years, funding a feasibility study within 5 years, and commencing production within 7 years. Should Sloane have decided to progress to mining, TRX would have been entitled to a Royalty of up to 2% of net smelter revenue from any future mine production. The royalty was defined on a scale based on gold price. In December 2011, however Sloane announced that it would no longer exercise its option over the Luhala Project and subsequently withdrew from the Sloane-TRX JV.

As a consequence of Sloane s withdrawal from the agreement, Venmyn understand that all data and attributable resources for the Luhala Project have accrued to TRX.

7.2.	Accessibility, Climate, Local Resources, Infrastructure & Physiography (NI 5)
	7.2.1.	Accessibility

Access to the project site from Dar es Salaam is by air to Mwanza and then by tarred and dirt roads of varying quality to the project (Figure 5). The drive takes approximately 3 hours, depending on road and weather conditions.

Parts of the project area can at times, during the wet season, be inaccessible due to flat lying, mbuga covered areas that occasionally flood and block certain areas.

On average, five flights per day are scheduled between Dar es Salaam and Mwanza on commercial airlines (Precision Air and Tanzanian Airlines), with a Boeing 737 being the largest plane used.

The railway line between Mwanza and Dar es Salaam is operational for both freight and passengers. This line ends 30km to the southeast of Kahama, where a dry port siding is situated at Isaka.

7.2.2.	Climate

The Tanzanian climate is primarily controlled by altitude. The narrow coastal plain in the east is tropical, i.e. very hot and humid. The high lying inland plateau is generally temperate, whilst the mountainous areas at very high altitudes exhibit alpine climates.

The Itetemia Project area is situated on the inland plateau and has a temperate climate with a single rainy season between November and April. Most rainfall is associated with thunderstorms. There are no detailed climate statistics available for Itetemia. The nearest weather station is situated at Mwanza (Figure 5). The average midday temperatures for Mwanza range from 26°C in April to 32°C in January and the average monthly rainfall figures vary from 5mm in July to a maximum of 190mm in April. The average minimum temperatures range from 17°C in July to 21°C in October. The average monthly rainfall figures vary from 5mm in July to 150mm in March.

The exploration activities can generally be carried out year round. However, access to the wetland or marshy areas can at times not be achieved during the rainy season.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

7.2.3.	Local Resources

Geita, located along the southern banks of Lake Victoria, can, and has, provided limited supplies for mining and exploration operations in the area. Dwellers in the area of the Luhala Project, are traditionally farmers and ranchers.

The large, relatively flat terrain surrounding the known gold mineralization may be suitable for potential tailings and waste rock storage and for heap leach pads and a potential processing plant.

7.2.4.	Infrastructure

There is no mining infrastructure available on site and power and water for the purpose of mining and processing is not readily available in the region.

7.2.5.	Physiography

The Project area is characterised by numerous greenstone ridges as hills set between intervening flat stretches of grass covered mbuga (Figure 14). The low lying areas are cultivated and grazed. Woodland and thick bush occur over the greenstone hills where this has not been cleared for farming. Perennial steams bisect the mbuga landscape with an average elevation of approximately 1,225m above sea level.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

7.3.	History (NI 6)

Remaining evidence of small pits and historical documentation suggests that Kisunge Hill was prospected by the Germans some 100 years ago and an unknown quantity of gold produced. Sporadic artisanal workings have occurred since that time, although no workings are currently occurring.

Commercial exploration at the Luhala Deposit began with various regional activities on the five hills by Tancan (Table 18) with early results directing more attention towards the Shilalo and Kisunge hills. Exploration activities were focused on identifying similar mineralisation potential to the Barrick Geita Mine which also forms part of the Buhungukira Greenstone Belt on which the Luhala Project is located.

Recent exploration on the Luhala Deposit has been considered by Venmyn to include all work subsequent to the Sloane TRX Joint Venture in 2007, as summarised in Table 18. The recent exploration commenced with a re-examination of all work compiled to-date and a Resource Estimation by CSA in 2007 as discussed in Section 7.11.

Table 18: Exploration, Results and Development of the Luhala Project

DATE	ACTIVITY	OPERATOR	RESULTS/COMMENTS
1995-	Mapping, trenching, and DC drilling of West		3 DC holes - 505m. No significant
Tancan
1997	Shilalo. Geodass regional Aeromag survey		intersections.
Regional MMI Geochem and IP survey,
		Tancan - JCI	5 DC holes - 549m. Best intersection:
1997	mapping and grab sampling, DC drilling on
		JV	1.63g/t over 26.4m
West Shilalo
106 RAB holes. Numerous significant
Regional RAB drilling
		Tancan -	intersections.
2000
		Newmont JV	135 Kisunge Hill RAB holes. Numerous
Kisunge Hill RAB drilling
significant intersections.
36 trenches - 3,348m - Numerous
Trenching Shilalo South and West Hill
significant intersections
3 DC holes- 361m. Best intersection:
DC drilling Shilalo South
29.6g/t over 1m
8 DC holes- 1,293m. Best intersection:
DC drilling Kisunge plus 1 RC twin
5.7g/t over 14.4m
15 trenches - 3,528m - Numerous
Trenching Kisunge
significant intersections
2001-
		Tancan	49 RAB holes. 1,969m - Numerous
2002
	Regional RAB drilling		significant intersections. Follow-up soil
anomalies
17 RC holes. 1,127m - Numerous
	RC drilling Shilalo South and West Hill		significant intersections. Follow-up
trenching anomalies
Regional and detailed mapping, regional
	conventional soil survey, re-logging of holes		Confirmed MMI.
and soil logs
120 RC holes - ~7,000m. Outlined in detail
	RC drilling Kisunge 25m x 40m grid		the geometry and grade of gold
2004-		Tancan
mineralisation at Kisunge.
2006		(TRX)
9 DC holes. Best intersection: 4.4g/t over
DC drilling Kisunge
8.4m
	Review of all previous exploration work and		Refined structural model with
	field visit by CSA		recommendations for further drilling.
2007
		Sloane -	111,900oz. 1.86Mt @ 1.9g/t and a 1.0g/t
Resource estimate (2007, CSA)
		TRX JV	cut-off.
12 RC holes. Numerous significant
2010	RC drilling Kisunge East
intersections.
* ‘Regional’ in this context means across all five Luhala Hills.

There has been no large-scale commercial production from the project area. Mining by the Germans in the 1900 s and intermittent mining by artisanals has removed an unknown quantity of gold from the area.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

7.4.	Geological Setting and Mineralisation of the Luhala Project Area (NI 7)

The rocks at the Luhala Project have been divided into three geologic packages, namely:-

•	a lower mafic package of fine grained chlorite-rich ferruginised basalt with local semi-massive to massive pyrite assemblages (not carrying grade);

•
a felsic package of silicified or porphyritic and commonly flow banded and brecciated rhyolite flows, cherts and argillites which are weathered to kaolinite-sericitic clay assemblages which may or may not be ferruginous; and

•	an upper intrusive package of dolerite/gabbro.

The rocks have been further cross-cut by Karoo-aged dykes. The rocks are all deeply weathered exhibiting abundant limonite-haematite stained kaolin alteration as well as local silica-carbonate alteration. The units are cross-cut by north-south trending faults as well as regional west-northwest/east-southeast faults (Figure 15).

One of these north-south faults separates Kisunge Hill from the Shilalo West and Shilalo South hills. The rocks are relatively flat lying on the eastern side of this fault, but in the west, there is clear evidence that the package is part of a fold with its nose plunging to the southwest and sides dipping at approximately 40° to the southeast. Discussions as to whether this fold is anticlinal or a synclinal have been discussed historically and with Venmyn on-site, who believe the anticlinal version better represents the lithological sequence of a lower mafic package followed by the felsics.

Mineralisation at Luhala occurs in five areas, namely:-

•	Kisunge Central Zone (Zone 1) with surface mineralisation of ~400m strike and ~30m depth on top of the Kisunge Hill;

•	Kisunge Eastern Zone (Zone 2) with surface mineralisation of <30m deep dipping 25° east on the eastern flank of Kisunge Hill;

•	Kisunge Southern Zone (Zone 3) which dips at 40°-50° south over ~200m strike on the southeast flank of Kisunge Hill;

•	Shilalo South (Zone 4) dipping at ~40° south; and

•	Shilalo West (Zone 5) dipping at 70° degrees to the southeast.

7.5.	Deposit Type (NI 8)

The mineralisation was historically misunderstood until the diamond and RC holes were re-logged consistently and then the information tidied up and remodelled in Micromine early in 2006. Subsequent drilling and a Dipole-Dipole IP survey tested/relied on this theory, of stratabound and shear-zone hosted gold mineralisation (stratigraphic and structural control) within a distinct unit of felsic rocks, and results were consistent with expected intersections and anomalous extensions.

No further interpretations are considered.

A potential risk to the current geological interpretation is the nature of the mapped fold within the area. While there is clear evidence that the geological package is part of a fold with its nose plunging to the southwest and sides dipping at approximately 40° to the southeast, it remains unclear whether the fold is anticlinal or a synclinal. Current interpretations are that the fold is synclinal. Venmyn, however suggest an anticlinal version of the model better represents the lithological sequence of a lower mafic package followed by the felsics. This would have a significant impact on the potential for the discovery of additional mineralisation.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

7.6.	Exploration (NI 9)

Limited detailed information concerning the early exploration of the Luhala Project area has been made available, however various internal reports have summarised the early exploration work conducted and has been reported herein.

Table 18 and Figure 15 summarise the nature and extent of all relevant recent exploration work conducted within the Luhala Project area, to the extent that the information has been made available.

Grassroots exploration was carried out between 1995 and 1997, and included the following:-

•	trenching and sampling over siliceous and brecciated rhyolite-ironstone gave encouraging gold grades in the range 1-4g/t over widths of 1 to 13m;

•
aeromagnetic survey in 1996. Geodass of South Africa flew a helicopter-borne magnetometer survey over the licence area. The line direction was 130°, which is near parallel to the strike of the local greenstones. This misjudgement led to a poor quality survey, but numerous structural trends can still be inferred from the data;

•
MMI Survey in 1997. A regional MMI sampling program was carried out over the entire license area. Sample lines were spaced 200m apart, with a sample spacing of 50m along each line. A total of 5,700 samples were collected. It was found that the three main hills at Luhala are highly anomalous in gold;

•
mapping and grab sampling in 1997. A detailed mapping program was undertaken to cover the three principal hills at Luhala. Line mapping was undertaken on 200m spaced lines, and some 243 grab samples were collected, and assayed for Au, Cu and Ag. The results of this program suggest that surface mineralisation is confined to siliceous breccias, chert and rhyolite;

•
IP survey in 1997. In March 1997 a gradient array IP survey was conducted over all three hills at Luhala by Spectral Geophysics, Botswana. Three chargeable zones and two isolated chargeability anomalies were detected;

In 2001, exploration activities focussed on gridding, where the detailed Kisunge grid was extended to cover Shilalo South, and extensive trenching and channel sampling was undertaken at both Shilalo South and Shilalo West. The objective of this campaign was on identifying targets in the flat lying areas off the main hills. The main focus was to geochemically map out the felsic rock units, in particular the chert and rhyolte that is characterized by elevated gold values.

The prospective brecciated rhyolite-ironstone horizon at Shilalo West Hill was also recognised at Shilalo South Hill from soil sampling, mapping and grab sampling during the mid to late nineties. A trenching programme in early 2001 gave very encouraging results over an approximate strike length of 700m, the best intersections of which of which were 33.4g/t over 5m and 5.6g/t over 13m in trenches 7100E and 6900E.

Between 2001 and 2002, regional mapping, detailed mapping, relogging and a limited soil survey was undertaken on the Luhala Project. The regional mapping covered all the hills encountered in the area while the detailed mapping covered the Kisunge, Shilalo, Luhala and Ikungumulu Hills. During the same periods, the relogging of the previous diamond drill holes (DDH) and chips of the reverse circulation (RC) and rotary air blast holes (RAB) was also done. Finally, limited conventional soil surveys were carried out to overlap two MMI anomalies, respectively to the East of Kisunge and to the West of Ikungumulu Hills

Detailed mapping covered the areas of Ikungumulu, Kisunge, Shilalo South, Shilalo West and Luhala Hills. A total of 335 samples were collected and analyzed for Au.

Some 3,800 soil samples have been collected over an area of 14km by 9km as part of the early gold exploration project in the Luhala area. The samples were collected on lines trending north-south in some areas, and east-west in other areas. In most cases the sample intervals are 25m. Regional-scale sampling has been completed in the northern part of the area, with lines spaced at 500m. In the central part of the area the sample density is much higher, with lines spaced as close as 50m. Samples were collected at depths of 50 cm.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Several types of field data were recorded during the sampling, including soil colour, soil type, and the lithology of float or outcrop at the sample sites.

In 2001, Tancan conducted a review of gold geochemical data for 3,820 soil samples from the Luhala area. Strong gold anomalies were identified along three northeasterly trends in the central part of the area, and there was evidence for additional anomalies in the area. The two largest anomaly patterns are in the order of 1,000m along strike and 200m to 300m across strike, and each is characterized by numerous samples with more than 200ppb gold. The highest gold levels are over 1,000ppb.

While there are significant differences in the gold levels of the different soil types, there is evidence to suggest that these differences are more strongly controlled by the spatial patterns of soil type, than by the influence of soil formation on gold geochemistry. For example, the soils from the northern part of the study area, which are consistently low in gold, are almost all sandy and lateritic. It could be argued that these samples have low gold concentrations simply because they are sandy and lateritic, but it appears more likely that they are gold-poor because they are outside of the area of gold enrichment. This assertion is supported by the observations that some of the sandy and lateritic soils collected from within the area of detailed sampling have strongly elevated gold levels, and that the anomaly patterns in this region do not, in general, appear to be controlled by the soil type.

Venmyn could not review or verify the physical exploration as no sampling was being undertaken at the time of Venmyn s site visit. However, Venmyn has interviewed relevant staff, reviewed all available internal and independent reports and has, in recent years, conducted several drilling, sampling and laboratory audits for TRX on its other LVG projects, and is familiar with their sampling procedures and operations. All drilling prior to 2007 was performed by TRX. Since 2007, drilling was conducted by Aardvark, and subsidiary of Sloane (Table 18).

Venmyn, based on discussions with TRX, have confirmed that the same procedures as audited and witnessed by Venmyn in the past were applied at Luhala. Venmyn has audited and found these procedures to be suitable for the declaration of Mineral Resources. Venmyn has not witnessed the exploration by Aardvark, although, the procedures have been reviewed by Venmyn and are considered suitable for the declaration of Mineral Resources. The methodologies for TRX and Aardvark are very similar.

Venmyn understand that all geochemical sampling programmes were managed by suitably trained and qualified professionals assisted by technicians and/or task specific labour. Typically soil samples of between 1.0 2.0kg were taken from a hole dug to a depth of 0.5m. All organic material was cleared from the sample site prior to excavation. Where the laterite or ferricrete layer was not covered by soil, a surface sample was taken. Transported soils, especially those associated with mbugas, were not sampled. Each sample was placed in a plastic bag, labelled with a unique and consecutive ticket number, and then closed using a tie. The samples were transported under the supervision of the Senior Project Geologist.

Relevant drilling conducted within the Luhala Project area is discussed separately in Section 7.7.

7.7.	Drilling (NI 10)

Drilling at the Luhala Project has been concentrated on the Luhala Hills (Luhala Hill, Kisunge Hill, Shilalo Hill South and Shilalo Hill West) where early exploration results from soil and rock sampling indicated high gold prospectivity. These drilling campaigns have culminated in the current resource estimate discussed in detail in Section 7.11.

Figure 15 shows the positions of all resource delineation drilling conducted at the Luhala Project.

Significant RAB drilling has also been conducted over the Luhala Project area. The details of the RAB drilling are also documented in this section.

The purpose of the RC drilling was to obtain knowledge with respect to lithology and gold mineralisation at shallow depth, whilst the purpose of the DC drilling was to obtain information on the vertical continuity of the mineralisation at depth and the associated grades.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Venmyn could not review or verify the physical drilling as no drilling was being undertaken at the time of Venmyn s site visit. However, Venmyn has interviewed relevant staff, reviewed all available internal and independent reports and has, in recent years, conducted several drilling, sampling and laboratory audits for TRX on its other LVG projects, and is familiar with their sampling procedures and operations. All drilling prior to 2007 was performed by TRX. Since 2007, drilling was conducted by Aardvark (Table 18).

Venmyn, based on discussions with TRX, have confirmed that the same procedures as audited and witnessed by Venmyn in the past were applied at Luhala. Venmyn has audited and found these procedures to be suitable for the declaration of Mineral Resources. Venmyn has not witnessed the exploration by Aardvark, although, the procedures have been reviewed by Venmyn and are considered suitable for the declaration of Mineral Resources. The methodologies for TRX and Aardvark are very similar.

7.7.1.	Reverse Circulation Drilling

Between 2000 2001, 17 RC holes were drilled totalling 1,127m. A total of 561 samples were collected including 26 standards. Samples were collected on a one and two meter basis in the favourable zone and as three meter composites in zones that were interesting. There were a number of significant intersections, including:-

•	1.09g/t over 4m in hole LRC-002;
•	3.14g/t over 2m in hole LRC-003;
•	1.56g/t over 12m in hole LRC-004; and
•	1.67g/t over 5m in hole LRC-016

From late 2004 to 2006 Tancan undertook a 7,000m RC drilling programme on an approximate 25m X 40m grid pattern to outline in detail, zones of shallow oxide gold mineralisation to approx. 80m depth. Drill lines were orientated northwest-southeast and inclined to the northwest to intersect north-south faulting, which was interpreted to control gold mineralisation. The results of this drilling enabled two zones of mineralisation to be outlined at Kisunge Central (Zone 1) and Kisunge Main (Zone 2 and 3).

Based on recommendations from the CSA reports, an internal drill proposal plan was compiled in 2008 with proposed positions for RC testing of Kisunge East and South as well as Shilalo South. However, only Kisunge East has been followed up to-date in line with these proposals. In mid 2010,12 RC holes were drilled, by Aardvark, to the east of previous drilling at Kisunge East to test depth and extension of this zone. This programme determined the following:-

•	gold mineralisation intersected in 6 out of the 12 holes drilled;
•	most significant intersections included 2.99g/t over 8m, 2.54g/t over 3m and 2.03g/t over 2m; and
•	extension of Kisunge East mineralised structure at depth confirmed.

These boreholes and their results are not included in the current Resource Model. Venmyn recommend that this new data is incorporated into an updated geological model for Luhala in order to assess any potential additions to the Mineral Resource estimate.

Figure 15 shows the location of all relevant sampling and drilling at the Luhala Project hills to-date.

The sampling of the RC chips was completed by suitably trained and qualified professionals assisted by technicians and/or task specific labour under the supervision of the project manager to ensure quality control.

7.7.2.	Diamond Core Drilling

Phase 1 DC drilling, comprised a short drilling programme, conducted towards the end of 1996. This drilling programme was initiated to test the depth extensions to the mineralisation intersected in trenches on the Shilalo West Hill.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

A total of 505m were drilled comprising two boreholes (LU-1 and LU-2), both of which were prematurely abandoned, and LU-2 had to be re-drilled as LU-2A. No depth extensions to surface mineralisation were encountered.

Phase 2 DC drilling, was conducted in 1997 in order to test the IP conductors on the Shilalo West Hill. A total of five holes were drilled along section line 3,600E, totalling 549m. A significant intersection of 1.63g/t over 26.4m was reported in hole LU-5A.

Phase 3 drilling, conducted between 2001 and 2002, targeted the best three RAB section lines (7400E, 7600E and 8000E) on Kisunge Hill, as well as tested a lower ranked target on the Shilalo South Hill. The fundamental purpose of the drilling was:-

•	to test the down-dip depth extent of the mineralized zones;
•	to check for stratigraphic integrity, based on surface mapping and RAB chip sampling;
•	to obtain more accurate grades on the gold mineralization, and to compare with RAB intersections;
•	to obtain important structural data, and to see how these are related to mineralisation; and
•	to confirm the underlying geology within the fresh/unweathered rock.

Three holes were drilled on RAB line 7400E the highlight of which was an intersection of 5.72g/t over 14.4m in Hole LKD-01. This significant intersection occurred in strongly weathered feruginised saprock after a silicified felsic rock (chert or rhyolite). Drill hole LKD-02, drilled 75m further south, had a best intersection of 1.92g/t over 7.8m whilst LKD-03 drilled 25m north of LKDD-01 returned no significant gold grades. Hole LKD-04, drilled 200m further east on RAB line 7600E, and LKD-05 to LKD-07 on RAB line 800E had patchy anomalous gold with a best intersection of 4.08g/t over 2m in LKDD05.

In late 2001, three diamond drill holes (LSD-01 to 03) and two RC holes (LRC 002 & 003) were completed to test for down dip extensions of the trench gold mineralised intersections at Shilalo South Hill. LSD-01 and LSD-02 were drilled close together at the south-western end of the prospect whilst LSD-03 was drilled at the north-east end. The best gold intersections were 29.6g/t over 1m (LSD-01), 2.8g/t over 2m (LSD-02) and 1.8g/t over 4.3m (LSD-03). LRC-002 and LRC-003 tested the central part of the prospect and the best gold intersection was 1.09g/t over 4m in LRC-002 and 1g/t over 3m & 3.14g/t over 1m in LRC 003.

Phase 4 DC Drilling took place between 2004 and 2006. Kisunge Main showed best potential for dip and strike extension of gold mineralisation and was followed up with a diamond drill programme along its eastern margin (Zone 2). Five holes LKD-08 to LKD-10, LKD11 and LKD-14 were drilled and, with the exception LKD11 (no significant intersection), reported gold mineralised intervals in the range 1-5 m with gold grades of 1-3 g/t. A mineralised shoot of at least 150m strike, plunging at a shallow angle to the north was indicated and remains open in this direction. Four holes LKD-12, 13, 15 and 16, drilled approximately 200m further south over a strike length of 150m gave slightly better gold intersections. The best result was 4.35g/t over 8.40m in LKD-13 and 6.87g/t over 3.07m in LKD-15. This zone remains open to the north and south.

All holes were collared using PQ-size, and core was recovered using a triple tube core barrel. Where ground conditions were suitable, the holes were reduced to HQ size, and further reduced to NQ size as a cost-effective measure. As far as possible, appropriate coring conditions were maintained to ensure the maximum possible core recovery.

All geotechnical observations were made on site, with RQD and core recovery measurements being made by a Tancan geo-technician, whilst the core was still in the triple tube. The same crew was responsible for the collection of sludge samples, which was achieved by placing a 20l plastic bucket (with an overflow cut into the base of the bucket), in the flow path of the return drill water leading to the sump.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Sludge samples were retrieved for each core run, and were bagged into porous manila bags, and hung up to drain.

Where possible, the holes were surveyed using an Eastman single-shot down-the-hole survey instrument, and core orientations were attempted where the core was seen to be competent and contiguous.

All core was transferred to the field camp for logging, cutting and sampling. Samples were bagged and submitted to the SGS laboratory in Mwanza for assay. Details concerning the submission of duplicate samples, standards and analytical method, are described in Section 7.8.

The sampling of the DC core was completed by suitably trained and qualified professionals assisted by technicians and/or task specific labour under the supervision of the project manager to ensure quality control.

7.7.3.	Rotary Air Blast Drilling

The purpose of RAB drilling is to obtain a sample at the soil/rock interface and assess its gold content. This, in effect, is very similar to a soil sample, but is more effective as it is deeper and negates the effect of any travelled or masking soils, i.e. the black cotton soils present in the mbugas.

After the Phase 2 DC drilling program, exploration at the Luhala Project entered a period of dormancy. However, the property was revisited in 2000, with the signing of an agreement between Newmont Mining and Tan Range.

Before RAB drilling started around Kisunge Hill, all previously obtained data including the conventional and MMI soil surveys, topographic surveys, the magnetic survey and assays from the first phase of RAB drilling were collected and compiled using Interdex 5.21 version exploration software. Some 25 maps, cross-sections and diagrams were compiled to better understand the geology, tectonics and gold mineralization of the explored area and consequently to optimize an outcome for the follow up drilling program.

A strong correlation between gold-in-soil anomalies and drilling assays was indicated and the data also indicated a high possibility for the existence of economic concentrations of gold within the Kisunge Hill.

Two RAB programs (totalling 241 holes) were conducted. The first program was focused on testing MMI anomalies over the project area, and essentially intersected sub-economic gold mineralisation, with the best intersected zones being on Kisunge Hill. The second program focused on the Kisunge Hill area.

The two phases of RAB drilling succeeded in intersecting various zones of economic gold mineralization, predominantly associated with quartz veins within the saprolite/saprock profile, and some five target areas were defined. Of these targets, the Kisunge Hill area was regarded as the target with the greatest resource potential.

Samples of approximately 3kg -5kg each were collected at the cyclone over one-meter intervals but only chosen intervals were sampled for analysis. Three meter intervals were usually adopted for composite sampling, however interesting sections were sampled every meter. The samples were assayed using the 50FA procedure at the SGS Lab in Mwanza. All samples were dried, pulverized to -200 mesh and then fire assayed with a 5ppb detection limit. For the laboratory control, Newmont standards were submitted at approximately one standard per twenty samples.

Each shipment between the field and the laboratory had a covering dispatch form that was filled out in duplicate, one for the Tancan files and one for the laboratory. Any discrepancies were dealt with immediately.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

The RAB sampling was completed by suitably trained and qualified professionals assisted by technicians and/or task specific labour under the supervision of the project manager to ensure quality control.

7.8.	Sample Preparation, Analysis and Security (NI 11)

Venmyn could not review or verify the sample preparation, analysis and security of the Luhala Project by TRX or Aardvark, as no sampling or analysis was being undertaken at the time of Venmyn s site visit. However, Venmyn has interviewed relevant staff, reviewed all available internal and independent reports and has, in recent years, conducted several drilling, sampling and laboratory audits for TRX on its other LVG projects, and is familiar with their sampling procedures and operations. All drilling prior to 2007 was performed by TRX. Since 2007, drilling was conducted by Aardvark (Table 18).

Venmyn, based on discussions with TRX, have confirmed that the same procedures as audited and witnessed by Venmyn in the past were applied at Luhala. Venmyn has audited and found these procedures to be suitable for declaration of Mineral Resources. Venmyn has not witnessed the drilling by Aardvark, although, the procedures have been reviewed by Venmyn and are considered suitable for the declaration of Mineral Resources. The methodologies for TRX and Aardvark are very similar (as discussed in Section 6.8), with certain exceptions as discussed below:-

•
DC drilling from the start of exploration through to and including 2001 (first three phases totalling 18 holes) made additional use of sludge samples as a QA technique by placing a 20l plastic bucket (with an overflow cut into the base of the bucket), in the flow path of the return drill water leading to the sump. Sludge samples were retrieved for each core run, bagged into porous manila bags and hung up to drain. The ratio of these bags sampled, methodology and results thereof is undocumented;

•	four commercial standards were originally used at a rate of one every 40 samples, with duplicate samples being submitted every 20 samples translating into a ratio of 7.5% QA/QC samples; and

•
RC drilling from the start of exploration through to and including 2001 (first two phases totalling 18 holes) collected samples on a 1.0m basis for target mineralised material and a 2.0m or 3.0m composite for less prospective material. Standards and duplicates were submitted on the same basis as the con-current DC campaign.

Venmyn is aware of various audits conducted and documented by CSA on the Luhala work including comparative re-logging of drillholes, attempted QA/QC analysis, re-interpretation of results and validation of data. The detail and findings of these with recommendations, many of which have already been conducted, are mainly comprised in the CSA CPR and Resource Estimation report of 2007. The result of these audits found no material irregularities, although, made minor recommendations.

The geometry of the orebody and mineralisation constraints has only recently been resolved. It was previously uncertain what was controlling the mineralisation and this is reflected in numerous drillholes drilled at odds with each other. Since Aardvark commenced exploration and subsequent to the re-interpretation of data, true widths are now known from drillhole intercepts and have been accounted for in modelling.

As with the Itetemia Project (Section 6.8), several laboratories were used for the various phases of drilling and sampling on the Luhala Project, namely, SGS and Humac in Mwanza Tanzania. Accreditation status and numbers are tabulated in Table 5.

The assay techniques, preparation and procedures are documented in Section 6.8 for these two laboratories. Sample sizes are appropriate to the grain size of the material being sampled and having reviewed the procedures and laboratories, Venmyn feels it is unlikely that inadequate or non-representative sampling was performed. Acceptable levels of accuracy (i.e. lack of bias) and precision have been established at these laboratories by their internal levels of QA/QC and any failed batches were re-tested and recorded for the client.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

According to internal documentation, these laboratories were checked extensively by external QA/QC methodologies including standards, blanks, and duplicates. Although these reports provide summaries and commentary on the QA/QC performance for early stages of sampling, the datasets are not all available and only a portion could be verified and are presented in Appendix 4. Recent drilling by Aardvark, was however, extensively documented and therefore reviewed and ratified by Venmyn (see Appendix 4). The data available to Venmyn from the pre-Aardvark drilling included 75 pulp duplicates of which 65 were also represented by RC rejects (140 total duplicates) and 58 instances of commercial standards being used representing 10 standards ranging from low to high grades. The Aardvark drilling consisting of 26 blanks, 25 pulp crush duplicates and 26 instances of standards being used representing four standards ranging from low to medium range. The results of these QAQC samples are as follows:-

•
13 standards out of the 14 used performed very well (84 instances in total) all falling within accepted limits prescribed with very few exceptions or instances of tested standards falling outside. Standard WCM PM-403 performed the worst, relatively speaking, this being the lowest grade standard with an expected assay result of 0.17g/t +/- 0.02g/t. Of the four instances used, two assayed at 0.2g/t or 0.01g/t above suggested assays. The general performance of the other standards and small error with regards to WCM PM-403 gives Venmyn confidence in the standards used;

•	of the 75 pulp duplicates and 80 reject duplicates, both crush and pulp duplicates showed a good repeatability and have a good correlation and acceptable R2 errors; and
•	all 26 blanks performed well assaying at below detection level, in this case <0.01g/t.

Assay plots for normal and log-normal space grade histograms, modelled data comparisons to drillhole data and regression plots are attached in Appendix 4.

Sample analysis and internal laboratory QA/QC procedures and methodologies can be viewed in Section 6.8.

7.8.1.	Specific Gravity Sampling Methodology

No SG testwork has been conducted on the Luhala Deposit. A bulk density value of 2.1g/cm3 was assumed and applied to weathered rock and 2.7 g/cm3 for fresh rock for the Luhala Resource Estimation model (Section 7.11.1). While Venmyn considers the representivity of the assumed SG measurements suitable for the declaration of the Inferred Mineral Resources at Luhala (Section 7.11.3), Venmyn would suggest that a suitable SG campaign be performed in future to raise the level of confidence.

7.9.	Data Verification (NI 12)

Internal QA/QC results were examined and flagged by the laboratories and if erroneous, the entire batch was then re-tested and the client notified of such an occurrence.

All aspects of the sampling were overseen and/or supervised by a qualified geologist. Sample bags were sealed on-site appropriate ties. Security seals were not used. These sample bags were then stored in a designated (un-gated) storage areas until they were transported to the respective laboratories. The samples were transported in a company vehicle by a senior employee. All transported samples were accompanied by a dispatch form which is signed off on receipt at the laboratory.

Following digital receipt of results from the laboratory, the project geologist reviewed and graphically analysed the analytical results for the standards, blanks and duplicates. Standards results were expected to be within 3 standard deviations of the quoted value. Should the results of the quality review have indicated unacceptable variation, the issues were brought to the laboratory s attention and resolution methods discussed.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

This validation and verification method has been illustrated to Venmyn who is confident it has taken place suitably. The level and results of blanks, duplicates standards and re-sampled core gives Venmyn reasonable confidence in the sampling campaign and processes, although, the entire QA/QC database as reported for earlier work needs to be located to ensure reasonability. Sample recoveries have been properly recorded and results assessed, the level of detail collected by logging and sampling has been captured with a reasonable degree of confidence and reported on further in Section 7.9.1.

7.9.1.	Database Management

Please refer to Section 6.9.1 for detail on database management. The only exception to Section 6.9.1 that need be mentioned is that the early phase DC drilling (First three phases to 2001) utilised an Eastman single-shot down-hole survey instrument. This is not a gyroscopic instrument which would have been better suited to the ferruginised and iron rich lithologies of the Luhala Project, although, is suitably accurate for the classification of Inferred Resources.

Trench traverses were surveyed with handheld GPS, with an accuracy of <10.0m.

7.10.	Mineral Processing and Metallurgical Testing (NI 13)

No mineral processing or metallurgical testwork has been completed for the Luhala Deposit nor are there any obvious processing factors identified to-date.

7.11.	Mineral Resource Estimates (NI 14)
	7.11.1.	Orebody Modelling and Interpretation

Venmyn conducted a review of the orebody modelling and Mineral Resource estimation undertaken by CSA on the Luhala Project. Venmyn s review included the following:-

•	interpretation of models;
•	construction of wireframes;
•	standard Datamine import validation/verification checks;
•	confirmed data statistics where available;
•	confirmed variography and ellipsoid search parameters where available;
•	check on correct and suitable compositing of data for modelling;
•	checked block size suitability for drill spacing and volume declarations;
•	examined effects of top-cutting and confirmed appropriateness;
•	commented on suitability of classification techniques and drill spacing;
•	examined appropriateness of estimation techniques for datasets available; and
•	commented on other aspects that arose based on the independent review.

The following sections summarise Venmyn s findings subsequent to the review of the orebody modelling and Mineral Resource estimation.

The geological model of the Luhala Project was developed by Mr David Williams (MAusIMM) of CSA. Mr David Williams utilised the drillhole logs, collar, survey, lithology (including re-logged holes), assay and geotechnical data in the construction of the wireframe modelling of various ore zones in DatamineTM, Studio 3.0TM. All original files are stored at CSA s offices in Australia. Additionally, Mr David Williams completed the compositing of assay data to 2.0m samples within domains; application of top-cuts on domain by domain basis; Ordinary Kriging (OK) block model estimations to infer grade and tonnages and lastly, a results validation by visual assessment and moving window statistics (grade profiles).

Apart from the assumptions on SG already discussed in Section 7.8.1, a top cut was imposed at 20g/t for the entire dataset (all domains) of Luhala Deposit.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

The basis for this assumption was not presented in the CSA report, although, Venmyn consider that this is an acceptable assumption for this level of data, although, top-cutting may have a potential underestimating effect. Setting a ceiling value may be more appropriate, although, only a low impact would be expected. Additionally, the Mineral Resource was estimated using wireframes constructed at cut-offs of >0.7g/t, the effect of which would possibly decrease tonnages and increase grades of the estimate marginally.

The model comprises 3D surveyed drillholes and trench traverses, wireframes of the various resource zones and an OK grade block model. No supporting statistics for the top-cut and un-cut data sets or accompanying variography is presented. The level of investigation was to define JORC compliant resources and inferences made from this model were the Mineral Resources Estimates quoted by CSA in their 2007 report.

Data density can best be described by the drilling grid dimensions and sample lengths of drilling RC and DC. Drilling was conducted at variable spacing on the various resource zones, a 25m x 40m grid was used over the main resource target of Kisunge Hill. There is still significant potential to add to the Mineral Resources along strike and to test depth of mineralisation at the Luhala Project.

Sampling length of drilling, as discussed in Section 7.8, was originally at 1.5m for earlier campaigns, although the bulk of sampling was conducted at 1.0m for the mineralised zone for most of the drilling and 2.0m or 3.0m composites for unlikely mineralised zones. A 2.0m composite was used for modelling purposes, variography and interpolation, after determining that the majority of samples were either 1.0m or 2.0m length. All drillholes were surveyed with either a Differential GPS or Theodolite systems for collar locations and Sperry Sun, Eastman or EzShot systems for downhole surveys. Expected accuracies are approximately 0.2° and 0.5° for dip and azimuth readings respectively for magnetic/gravimetric survey instruments.

Given the density and distribution of sampling and the reliability of the surveying techniques, Venmyn consider the quality and quantity of information are sufficient to support statements made or inferred, concerning the estimation and classification procedures applied to the Luhala Project. The 3D orebody model and representative cross-sections with drillhole distribution and intersections is shown in Figure 16 and Figure 17, respectively.

The current database as described in Section 7.9 is composed of, logged intervals on lithology, weathering, colour, texture, alteration vein and sulphide proportions. As various logging regimes were used over the years, drill core and chip samples were re-logged by SLR s Dr Deirdre Lewis during the 2006 and 2008 reviews by CSA. This logging scheme was used for the Resource Estimation model. No material irregularities were documented by CSA in the re-logging exercise, giving confidence as to the accuracy for the database as a whole.

The interpretation of the model is that of stratabound and shear-zone hosted gold mineralisation (stratigraphic and structural control) within a distinct unit of felsic rocks in a ferruginised mafic to felsic sequence. No further interpretations are considered, nor is there reasonable possibility that the current interpretation is unfounded or poses potential risks to the project given the history and extent of drilling and sampling conducted to this point.

Indirect geological discounts were applied to the model during construction of the wireframes which included, in places, interstitial lower grade domains between mineralised values as a function of the wireframes constructed.

Geostatistical estimation techniques were carried out on the entire Luhala dataset and applied to the various local zones. Topography was re-modelled using the provided contours plus the drill collars. Mineralised envelopes were digitised from drill sections, which ranged from 20m to 50m spacing in different parts of the deposit.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Envelopes were drawn according to a lower cut-off grade of 0.7g/t which was digitised in Datamine to create the mineralisation wireframes zones. Trench samples were used in informing wireframes but were excluded for grade estimation purposes.

Drill intervals were composited to 2.0m for variography and interpolation. The best direction was interpreted along strike, and down dip and normal and log variograms were generated for the grade variable. Variograms were not obtained for zones 3, 4 and 5 and the search parameters were set up using those from Zone 1 rotated to the plane of each orezone which is questionable. Search parameters used soft not hard boundaries between domains resulting in likely poor local estimates, cross domain estimating is never recommended, although, given the spatial distribution, orientation and number of data points for each zone, it is possibly understandable why this was done.

The block model created in Datamine contained block sizes of 25m x 25m x 10m. Sub-blocking was used to ensure the domain wireframes were filled with blocks, although, this had limited success from examination of the block model which appears mesh-like in places (Figure 16). Block grades were estimated using OK on 2.0m composites with the applied top-cuts and checked with the ID2 method with no irregularities documented. The block size was selected at approximately half the spacing of the infill drilling, for the grade estimation.

No correlations were made between variables nor subsequently used to interpolate values, nor were any assumptions or inclusions made regarding by-products or deleterious elements. The processes of checking and validating were conducted by CSA in several ways:-

•	cross-checks were made to ensure that the block model volumes were not significantly different from the ore zone wireframes;
•	visual checks were made of the block model grades against the drillhole composites; and
•	block model-composite grade profiles were generated for the main estimated grade, no irregularities were documented.

Venmyn conducted a reconciliation of the estimated model results against the project database and found the results to be acceptable (Appendix 4).

A general opinion on the resource model is that while suitable for Inferred Resources, several issues preclude building on this model and upgrading to higher classifications or use of this model for even preliminary assessments on optimisation or pit designs.

Venmyn bases this opinion based on the following issues:-

•	the number of data points for individual orezones were often too low to justify geostatistical application;
•	mixed RAB and RC without any twin comparisons or documentation;
•	no basis for the top-cut applied or the 0.7g/t mineralised envelope;
•	log histograms show several populations from the data;
•	block sizes are inappropriate for accurate volumes;
•	the issue of assumed densities and no real SG campaign is worrisome; and
•
poor quality of the estimate indicated by the negative krigging efficiency calculations and large LeGrange multipliers (ranging from 0.25 to 0.33). Venmyn feels that geostatatistics was ineffective at estimating values for this orebody and that a straightforward mean grade per domain would have been better suited.

In conclusion, Venmyn confirms the Inferred Resource as meeting the standards of NI43-101 requirements. However, future modelling for Indicated and Measured classifications will require more drilling and more appropriate means of estimation. CSA made its own reservations with regards to the data and method of modelling and for this reason limited the classification to only Inferred even though drill spacing for some zones was as tight as 20m x 20m.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

VENMYN
Independence you can trust
Tanzanian Royalty NI 43-101
FIGURE 17

REPRESENTATIVE CROSS SECTIONS THROUGH LUHALA DEPOSIT

NORTH-SOUTH SECTION THROUGH KISUNGE CENTRAL ZONE (ZONE 11)
655150
655250
NORTH-SOUTH SECTION THROUGH KISUNGE CENTRAL ZONE (ZONE 12)
655000
655250
LONG SECTION THROUGH KISUNGE EASTERN ZONE
655250
655500
LONG SECTION THROUGH KISUNGE SOUTHERN ZONE
655050
655100
CROSS SECTION THROUGH SHILALO SOUTHERN ZONE
654200
654100
CROSS SECTION THROUGH SHILALO WESTERN ZONE
654344.9
LEGEND:
Absent
0.225,1
1,1.25
1.25,1.36225
1.36225,1.49507
1.49507,1.66227
1.666227,1.79109
1.79109,2.00859
2.00859,2.33529
2.33529,3.13115
3.13115,10.0552

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D1116M_TanRoyltetemia_2012

7.11.2.	Mineral Resource Statements

The previous and current Mineral Resource estimates presented below have not had modifying factors applied, are inclusive of reserves and are quoted in-situ. The Luhala Project has not been considered for optimisation or economic assessment yet, although, an opencast methodology would seem most likely for any potential future mining operations.

Venmyn consider that there is no known geological data that could materially influence the estimated quantity and quality of the Mineral Resource apart from possibly the low level of confidence in the SG applications. The reliability of the current geological model, resource model key assumptions and reliability of the classifications are believed to be moderate.

The most pertinent and recent external and independent reviews/audits, apart from

Venmyn s current review, would be those conducted by CSA and SLR over the preceding several years of involvement. These reviews include, but are not limited to:-

•	geological, structural, geochemical and geophysical re-interpretations;
•	compilation of historical information into GIS for re-interpretation (MapInfo);
•	re-logging of some core and RC chips to establish clearer paragenisis, alteration and naming nomenclature of lithologies;
•	re-surveying of historical drillhole collars with a Differential GPS;
•	compilation of historical QA/QC work and interpretation of results; and
•	elementary database analysis and checks.

Overall, conclusions for the most part were satisfactory. Recommendations for remedial actions such as re-logging have already been carried out and are no longer material shortcomings in Venmyn s view. The last remaining issue at this level of Mineral Resource classification is the accuracy of the SG and incomplete QA/QC data. The majority of these reviews were carried out at the same time as the Itetemia reviews by SLR s Dr Deirdre Lewis and CSA s Mr Steve Le Brun who compiled the documents presented to Venmyn.

No known reason or geological data exists that could materially influence the estimated quantity and quality of the Mineral Resource.

Previous Mineral Resource Statement
CSA declared a JORC compliant Mineral Resource on the Luhala Project as at April 2007. This Mineral Resource Statement was re-issued and published by Kibo in February 2010. This statement was based upon the sampling, drilling and QA/QC results described in Section 7.8 and the subsequent modelling and block modelling completed by CSA described in Section 7.11.1. The resource estimate was conducted by Competent Person, Mr David Williams (MAusIMM). The previous Mineral Resource Statement is presented in Table 19:-

Table 19: JORC Mineral Resource Statement for the Luhala Project 1.0g/t cut- off at 1st February 2010

DOMAIN / ZONE	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Kisunge Central		410,000	870,000	1.76	48,900
Kisunge East		110,000	240,000	2.15	16,800
Kisunge South	Inferred	60,000	120,000	1.68	6,300
Shilalo South		100,000	200,000	2.47	15,900
Shilalo West		200,000	430,000	1.73	23,900
	TOTAL LUHALA PROJECT	880,000	1,860,000	1.87	112,000
	TOTAL INFERRED	880,000	1,860,000	1.87	112,000
	GRAND TOTAL	880,000	1,860,000	1.87	112,000
Rounding results in computational discrepancies

The JORC compliant Mineral Resource Statement was independently verified and data preliminarily validated by Venmyn as part of their March 2011 review.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

At the time of their March 2011 review, Venmyn was comfortable that having performed necessary reviews and checks on the Luhala model and Mineral Resource estimation techniques and results, that the previous JORC Mineral Resource Statement was SAMREC compliant (with the JORC and SAMREC codes essentially comparable). Given that there had been no material changes since the issue of the JORC Mineral Resource Statement, the JORC Mineral Resource Statement could be considered the Mineral Resource Statement as at 8th March 2011, which is additionally SAMREC compliant.

The SAMREC compliant Mineral Resource Estimate, as at 8th March 2011 is presented in Table 20, as it was in the March 2011 CPR.

Table 20: SAMREC Mineral Resource Statement for the Luhala Project 1.0g/t cut-off at 8th March 2011

DOMAIN / ZONE	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Kisunge Central		410,000	870,000	1.76	48,900
Kisunge East		110,000	240,000	2.15	16,800
Kisunge South	Inferred	60,000	120,000	1.68	6,300
Shilalo South		100,000	200,000	2.47	15,900
Shilalo West		200,000	430,000	1.73	23,900
	TOTAL LUHALA PROJECT	880,000	1,860,000	1.87	112,000
	TOTAL INFERRED	880,000	1,860,000	1.87	112,000
	GRAND TOTAL	880,000	1,860,000	1.87	112,000
Rounding results in computational discrepancies

Current Mineral Resource Statement

No additional drilling or sampling has occurred on the Luhala Project since the issue of the 8th March 2011 Mineral Resource Statement. Venmyn consider therefore, that no re-estimate of the Mineral Resources is required. In terms of the requirements for this Technical Report however, Venmyn have re-presented the Previous Mineral Resource Statement, in order to ensure compliance with the requirements of NI43-101.

The NI43-101 compliant Mineral Resource Estimate, as at 31st January 2012 is presented in Table 21:-

Table 21: NI43-101 Mineral Resource Statement for the Luhala Project 1.0g/t cut-off at 31st January 2012

DOMAIN / ZONE	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz

Kisunge Central		410,000	870,000	1.76	48,900
Kisunge East		110,000	240,000	2.15	16,800
Kisunge South	Inferred	60,000	120,000	1.68	6,300
Shilalo South		100,000	200,000	2.47	15,900
Shilalo West		200,000	430,000	1.73	23,900
	TOTAL INFERRED	880,000	1,860,000	1.87	112,000
Rounding results in computational discrepancies
TRX have a 100% interest in Luhala, and consequently 100% of these resources accrue to TRX

The sensitivity and nature of the resource for the Luhala Project can be illustrated by the grade tonnage curve in Figure 18. The curve is moderately sensitive for cut-offs below 1.5g/t at which point tonnage drops sharply to a fraction of the orebody tonnage with each successive cut-off increases to a point where there are effectively no resources at a 2.5g/t cut-off. The curve is significantly less robust that the GHR resource curve in Figure 12.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

7.11.3.	Mineral Resource Classification

The criteria and methodology used as the basis for classification of the mineral resources into the Inferred category was based principally on the drill hole spacing and number of holes piercing individual mineralised envelopes.

An Inferred Mineral Resource classification was applied to this resource due to the general absence of complete QA/QC data, density data and feedback from local geologists on the interpretation.

The Mineral Resource estimate results appropriately reflect the Competent Persons view of the deposit. It is Venmyn s opinion that appropriate account has been taken of all relevant factors, including (but not limited to) relative confidence in tonnage and grade computations, density, quality, value and distribution of primary data and information, confidence in continuity of the geological and mineralisation models.

7.12.	Mineral Reserve Estimates (NI 15)

No formal and compliant Mineral Reserve estimates have been made for the Luhala Project.

7.13.	Mining Methods (NI 16)

No economic assessment studies or optimisation studies have been completed on the Luhala Project, although, given the shallow nature and large lateral surface extent of the various zones of mineralisation, pitting and opencast mining would be the most likely option for any potential future mining.

7.14.	Recovery Methods (NI17)

No mineral processing or metallurgical testwork has been completed for the Luhala Project.

7.15.	Project Infrastructure (NI 18)

No studies have been conducted to determine infrastructure and logistics requirements for the project.

7.16.	Market Studies and Contracts (NI 19)

No studies have been conducted to determine markets for possible future production.

No contracts are in place concerning property development, mining, processing, transportation, handling, marketing, or sales, etc.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

7.17.	Environmental Studies, Permitting and Social or Community Impact (NI 20)

No Environmental Impact Studies (EIAs) or Social or Community impact studies have been conducted on the licences at this stage, nor are any required at present. No environmental provisions have been made for the licences at this stage nor are any required at present.

Should application for a Mining Licence be made however, the applicant must submit a feasibility report including environmental and health safeguards, plans for local sourcing of goods, services, employment and training of Tanzanians. The licence holder must submit regular reports according to regulations.

Venmyn are not aware of any environmental factors that could have a material effect on the likelihood of eventual economic extraction on any of the licences.

Venmyn understand that TRX is currently not engaged in, or subject to any legal disputes in relation to its ground holdings at the Luhala Project, or in relation to any other matter. Venmyn understand that there are no known impediments to obtaining the right to operate in any of the licence areas.

7.18.	Capital and Operating Costs (NI 21)

No studies have been conducted to assess the potential future capital and operating costs of the development of the Luhala Project.

7.19.	Economic Analysis (NI 22)

No economic studies have been conducted to assess the potential future economic viability of the Luhala Project.

7.20.	Adjacent Properties (NI 23)

The Luhala Project is located ~15km south of Tasman Goldfields (ASX: TGX) Kitongo Project (Figure 5).

Tasman Goldfields acquired Kitongo from IamGold Corporation under a Project Acquisition Agreement executed in 2010, through a wholly owned subsidiary, Carlton Resources (Pty) Ltd.

Gold mineralisation has been identified in three areas:-

•	the Main Zone;
•	Esegenghe South (northwest of the Main Zone); and
•	Kitongo Hill.

In 2006, resources were estimated on the Kitongo Main Zone by Multiple Indicator Kriging incorporating block support adjustment to reflect likely open pit mining selectivity. The estimates are classified as Inferred in accordance with JORC guidelines and cover 600m of strike extending to 135m depth, of which the upper 80m is oxidised.

The project reportedly has an inferred resource estimate of 4.4 Mt at 2.0g/t Au for 290,000oz of contained gold and includes 170,000oz of highly oxidised gold resource at 2.2g/t Au.

Exploration upside exists from oxide resource extensions, high grade sulphide extensions and a number of defined exploration targets.

Processing test work conducted on drill core in 2001 by Ammtec Perth suggests CIL (75 micron grind) recoveries of 92-94% Au recovery in oxidised ores and sulphide flotation recoveries of approximately 91% Au.

Preliminary metallurgical testwork on the oxidised ore also indicated potential for it to be amenable to low cost heap leaching.

The authors of this Technical Report have been unable to verify the technical information concerning the Kitongo Project, and this information is not necessarily indicative of the mineralisation of the Luhala Project, but does demonstrate the overall prospectivity of the region.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

8.	INTERPRETATION AND CONCLUSIONS (NI 25)
	8.1.	Itetemia Project

It is Venmyn s general opinion that the GHR represents a small, yet robust, medium-grade, near surface gold deposit, that warrants further feasibility investigations. While the resource is relatively small, and the potential extractable resource (by opencast mining) is small, Venmyn consider the ability to increase the resource base limited. While extension at depth may be possible, it would not necessarily improve the potential economics of the project (unless underground mining is technically feasible) and there is limited, if no scope, for an increase in resource along strike. Nevertheless, preliminary economic studies do indicate the feasibility of a small opencast operation, at the current high gold prices. At lower gold prices, studies show the possibility of toll treating the GHR ore at the neighbouring Bulyanhulu Mine.

There also remain limited potential for new resource areas based on review and reinterpretation of historical drilling and sampling data.

8.2.	Luhala Project

It is Venmyn s general opinion that the full potential of the Luhala Gold Deposit has not yet been adequately tested, and that potential exists to extend the current small, low-grade, near surface gold deposits already identified. This is particularly true for Shilalo South and Shilalo West where the resource appears open at depth and along strike.

9.	RECOMMENDATIONS (NI 26)
	9.1.	Itetemia Project

Given the current gold prices potential to improve project economics, Venmyn recommend that the Saint Barbara study is formally updated to include current economic considerations, a revised geological model and pit design which incorporates a lower cut-off grade (in light of higher gold prices), revised cost and capital estimates and the potential to utilise an unused plant at TRX s nearby Buckreef Project. In addition, Venmyn recommend, given the potentially favourable economics of Option 2, that metallurgical testwork be commissioned from GHR in order to more definitely establish the possible ore characteristics and to test for the suitability of feeding ore to the Bulyanhulu Mine. In addition, formal negotiations with Barrick are recommended. This should be done in conjunction with further exploring TRX s ability to establish a small operation without reliance on processing at Bulyanhulu. Venmyn consider the benefit of additional drilling and sampling at Itetemia, at this stage to be limited.

TRX are currently reviewing all reports and data on the project. A new exploration works programme and budget will then be formulated. TRX have indicated that they will issue a press release as soon as this process is complete in order to inform readers of the proposed work programme and budget.

9.2.	Luhala Project

Venmyn recommend that a programme of additional DD drilling be commissioned on Shilalo South and Shilalo West where the resource appears open at depth and along strike, in order to increase the resource base. Venmyn consider the benefit of additional drilling and sampling at Kisunge Hill, at this stage to be limited, as the resource appears to have been constrained on all sides and additional drilling may only result in an increase in confidence in the estimates, without necessarily increasing resource ounces.

Of general concern to Venmyn is the geological interpretation of the area and the sequence stratigraphy in particular. Conflicting geological interpretations will have a profound effect on the potential resource size and future economics of the project.

Consequently, Venmyn recommend that the exploration programme includes an element of detailed geological and structural mapping, re-logging of cores and detailed sequence stratigraphy.

The most recent data from the 12 RC holes drilled during 2010 should be incorporated into a revised geological model for Luhala, to test any additions of the Mineral Resource estimates. This revised model should also consider the effects of a lower cut-off grade, in light of higher gold prices.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

It is recommended that when this incorporation takes place that the geological model is reconstructed, to remove deficiencies in the current model and to facilitate resource upgrades in the future.

No prospecting work programme has yet been developed for the Luhala Project by TRX. TRX will only compile such a works programme once a full review of the available data has been completed.

10.	RISKS

The Itetemia and Luhala Projects constitute exploration projects, and are therefore, inherently exposed to normal operational risks associated with such exploration projects. The success of the projects depends largely on successful prospecting programmes and competent management. Profitability and asset values can be affected by unforeseen changes in operating circumstances and technical issues.

Certain licences within the Itetemia Project remain as applications. There is no guarantee that these will be awarded in their entirety or in part, and licence applications are currently experiencing considerable delays. TRX s licences and applications are however being managed by a competent team of personal at their Dar es Salaam offices in order to ensure the best possible chance of success. This team has a track record of successful applications and maintenance of awarded licences.

Factors such as political and industrial disruption, currency fluctuation and interest rates could have an impact on TRX s future operations, and potential revenue streams can also be affected by these factors.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

11.	REFERENCES (NI 27)

YEAR	AUTHOR	TITLE
2011	High Grade Review	Rumours of Tanzania mining Super Tax. www.highgradereview.com
2011	Reuters	Tanzania stumbles through 2011.
2011	Yager, T	The Mineral Industry of Tanzania. USGS
2011	Venmyn Rand (Pty) Ltd	Competent Persons Report (CPR) on the Mineral Assets of Kibo Mining Plc. (Kibo) in Tanzania, by Venmyn Rand (Pty) Limited (Venmyn)
2011	Freeman, F	DJ WGC: 2011 Global Gold Demand Strong After 2010 s 10-year High. http://news.tradingcharts.com
2011	USGS	Mineral Commodity Summaries. http://minerals.usgs.gov/
2011	The World Gold Council	Gold Investment Digest Fourth quarter and full year 2010. http://www.gold.org
2011	The World Gold Council	Gold Demand Trends Full year 2010. http://www.gold.org
2011	The World Gold Council	Prices. http://www.gold.org
2010	Proactive Investors Australia	Tasman Goldfields acquires Kitongo Gold Project in Tanzania
2010	Barrick Gold Corporation	Annual Report 2010
2010	Lawyers’ Environmental Action Team	Chapter 4.5 of Environmental Law Handbook for Business for Tanzania
2010	IMF	World Economic Outlook. http://www.resourceinvestor.com
2010	Mining Journal	New Tanzanian Mining Act
2010	Chaize, T	World Gold Production (2010)
2010	George	2008 Minerals Yearbook Gold. http://minerals.usgs.gov/
2010	Ryan, B	World gold production to stabilize. http://www.miningmx.com
2010	Saint Barbara LLP	Preliminary Economic Assessment of Open Pit Mining of the Golden Horseshoe Deposit, Tanzania
2009	Lewis, D & Cary, R.	Competent Persons Report KIBO MINING PLC Tanzanian Projects Central Tanzania East Africa Gold and Nickel-Copper-Platinum Group Elements
2009	Resource Information Unit	Register of African Mining
2009	Keers, A.,	Itetemia Preliminary Optimisation Short Report. Unpubl. Auralia Mining Consulting draft report to Kibo Mining Plc
2009	Cary, R.	Valuation of Gold and Nickel Mineral Assets Tanzania, East Africa
2009	SLR Consulting	Geological Model of Gold Mineralisation - Golden Horseshoe Reef, Itetemia Project
Resource Estimate Update Report, Itetemia Gold Deposit - Golden Horseshoe
2009	Le Brun, S	Project, Tanzania. Unpubl. CSA Global Pty Ltd Rpt R200.2009. Internal report to
Kibo Mining plc
2008	Le Brun, S	Summary Mineral Resource Report, Itetemia Gold Deposit, Golden Horseshoe Project, Tanzania. CSA Global Pty Ltd. Unpubl Rpt. to Kibo Mining plc
A New Terrane-based Tectonic Subdivision of the Precambrian Shield of Tanzania
2008	Kabete, J	and its Significance to Gold Metallogeny. Unpublished PhD Thesis, University of Dar
es Salaam.
2008	Yager, T	The Mineral Industry of Tanzania
2008	Lewis, D	Kibo Mining, Core Assessments Itetemia & Luhala Projects, Lake Victoria Goldfields, Tanzania. Unpubl. CSA (Ireland) Report CSA3702/04
2008	Lewis, D	Report on Visit to Itetemia Projects, Lake Victoria Goldfields, Tanzania. Unpubl. CSA (Ireland) Report CSA3702/03
2007	Lewis, D	Report on Field Visits to Itetemia & Luhala Exploration Projects, Lake Victoria Goldfield, Tanzania. Unpubl. CSA (Ireland) Report CSA3702/02
2007	Williams, D	Mineral Resource Summary Report Itetemia Au Deposit, Tanzania. Unpubl. CSA Australia Report
2003	C.M Chamberlain	Geology and Genesis of the Bulyanhulu Gold Deposit, Sukumaland Greenstone Belt, Tanzania
2001	SRK Consulting	Independent review of the Itetemia Deposit, Lake Victoria Greenstone Region Tanzania
2001	Earle, S.	Geochemistry of Soil Samples from the Luhala Area, Tanzania
2001	Deane, J.G.	Report on phase 2 RC and Phase 3 RAB Drilling, Luhala PL 1451/2000
2000	Deane, J.G.	RAB Drilling report on the Luhala Gold Concession PL30/92
1998	MineStart management Inc	Untitled metallurgical report for Itetemia Gold., Tanzania, TanRange Exploration Corporation
1994	G. Borg	The Geita Gold Deposit in NW Tanzania Geology, Ore Petrography, Geochemistry and Timing of Events.
1993	D.I. Groves and R.P Foster	Archaean lode gold deposits
1990	H. Barth	Explanatory Notes on the 1:500,000 Provisional Geological Map of the Lake Victoria Goldfields
1990	H. Barth	Geological Map of the Lake Victoria Goldfields
1984	B.W. Hester	Tanzania Opportunities for Mineral Resource Development

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

12.	DATE AND SIGNATURE PAGE

A.N.CLAY
M.Sc. (Geol.), M.Sc. (Min.Eng.), Dip.Bus.M.,
Pr.Sci.Nat., FGSSA, FAusIMM, MSAIMM,
MAIMA, MInst. D, MSPE.
MANAGING DIRECTOR

N. Mc KENNA
M.Sc. (Geol.), Pr.Sci.Nat.,
MAusIMM, MSAIMM, MGSSA,MIAS, M.Inst.D.
DIRECTOR

R TAYELOR
B.Sc.Hons (Geol.), GDE (Mining)
MGSSA, MGASA, MSAIMM
MINERAL PROJECT ANALYST

Signed on:- 31st January 2012.

Effective Date of Report:- 31st January 2012

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

13.	CERTIFICATES OF QUALIFIED PERSONS AND CONSENTS

I, Andrew Neil Clay, M.Sc.(Geol), M.Sc.(Min.Eng) Dip.Bus.M, MSAIMM, FAusIMM, FGSSA, MAIMA,SPE, Pr.Sci.Nat., do hereby certify that:-

1.	I am a Corporate Minerals Advisor of Venmyn Rand (Pty) Limited
First Floor, Block G
Rochester Place
173 Rivonia Road Sandton, 2146
South Africa

2.
I am responsible for the preparation of the Technical Report titled “NATIONAL INSTRUMENT NI43-101F ON THE ITETEMIA AND LUHALA GOLD PROJECTS IN THE LAKE VICTORIA GREENSTONE BELT, TANZANIA PREPARED FOR TANZANIAN ROYALTY EXPLORATION CORPORATION (TRX) BY VENMYN RAND (PTY) LTD (VENMYN)”. Effective date 31st January 2012.

3.
I have more than 30 years experience in the minerals industry, from field geology, research, and mineral resource management to commercial due diligence and evaluation of a wide range of local and international mineral assets. In addition, I have more than 20 years of experience working with commercial banks and financial institutions on transactions in the minerals industry, and have been involved in the preparation of numerous codes and rules for compliance and reporting in the public domain.

4.	I am a member/fellow of the following professional associations:

CLASS	PROFESSIONAL SOCIETY	YEAR REGISTRATION	OF
Member	Canadian Institute of Mining, Metallurgy and Petroleum	2006
Advisor	JSE Limited Listings Advisory Committee	2005
Issuer	JSE Issuer Services	2008
Member	JSE Issuer Mining Sub-committee	2009
Associate Member	American Association of Petroleum Geologists	2005
Member	South African Institute of Directors	2004
Fellow	Geological Society of South Africa	2003
Member	American Institute of Mineral Appraisers	2002
Member	South African Institute of Mining and Metallurgy	1998
Fellow	Australasian Institute of Mining and Metallurgy	1994
Member	Natural Scientist Institute of South Africa	1988
Member	Investment Analysts Society of South Africa	1990

5.
I have read the definition of “Qualified Person” set out in the NI43-101 Standards of Disclosure for Mineral Projects and certify that by reason of my education, affiliation with a professional association and past relevant work experience (as defined in NI43-101), I fulfill the requirements to be a Qualified Person.

6.
I have visited the Projects in February 2011, for a combined duration of 5 days (at least 2 days on each of Itetemia and Luhala). All active prospects were visited and infrastructure inspected on these visits.

7.
I, and Venmyn, are independent of the issuer, having only had prior involvement with the Projects in respect of the compilation of an independent technical report titled “COMPETENT PERSONS REPORT (CPR) ON THE MINERAL ASSETS OF KIBO MINING PLC (KIBO) IN TANZANIA BY VENMYN RAND (PTY) LIMITED (VENMYN)”, dated 8th March 2011, which included details of the Projects, as part of the documentation required for Kibo Mining plc s listing on the Johannesburg Stock Exchange Ltd (JSE). At the time Kibo Mining had an option agreement over the Projects with TRX. I have no bias with respect to the assets that are the subject of the technical Report, have no present or prospective interest in the subject, property or assets, or the parties involved with this assignment

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

8.
I have read NI43-101 and the Technical Report titled “NATIONAL INSTRUMENT NI43-101F ON THE ITETEMIA AND LUHALA GOLD PROJECTS IN THE LAKE VICTORIA GREENSTONE BELT, TANZANIA PREPARED FOR TANZANIAN ROYALTY EXPLORATION CORPORATION (TRX) BY VENMYN RAND (PTY) LTD (VENMYN)” has been prepared in compliance with this Instrument.

9.	To the best of my knowledge, information and belief, the report contains all scientific and technical information required to be disclosed to make the report not misleading.

10.	To the best of my knowledge, information and belief all facts presented in the report are correct.

Dated this 31st January 2012 at Johannesburg, South Africa

A.N. CLAY

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Appendix 1: Abbreviations

%	Percent
°	Degrees
°C	Degrees Celsius
Aardvark	Aardvark Exploration Ltd
ALS SA	ALS Chemex South Africa (Pty) Limited
amsl	Above mean sea level
Au	Gold
AusIMM	Australian Institute of Mining and Metallurgy
BIF	Banded Iron Formation
CIC	carbon in column
DC	Diamond Core
DCF	Discounted cash flow
CCM	Chama Cha Mapinduzi
CPR	Competent Persons Report
CSA	CSA Australia Pty Ltd
DTM	Digital Terrain Model
EIA	Environmental Impact Assessment
ESE	East South East
FeO	Iron Oxide
g	grams
g/t	grams per tonne
g/cm3	grams per cubic centimetre
GDP	Gross Domestic Product
GHR	Golden Horseshoe Reef
GIS	Geographic Information System
GPS	Global Positioning System
GSSA	Geological Society of South Africa
ID2	Inverse distance squared
IP	Induced polarisation
JORC	Joint Ore Reserves Committee
JSE	Johannesburg Stock Exchange
kg	Kilogram
km	Kilometre
km2	Kilometre Squared
Kibo	Kibo Mining plc
LEAT	Lawyers Environmental Action Team
LIMS	Laboratory Information Management System
LVG	Lake Victoria Goldfield
m2	Metres square
m3	Metres cubed
mm	Millimetre
MNRT	Ministry of Natural Resources and Tourism
n/a	Not Applicable
NE	Northeast
NO	Number
OK	Ordinary Krigging
oz	Ounces
PL No	Prospecting License Number
ppb	Parts Per Billion
ppm	Parts Per Million
QA/QC	Quality Assurance and Quality Control
RAB	Rotary Air Blast (drilling)
RC	Reverse Circulation
REG	Registration
RGB	Red, Green, Blue
RQD	Rock Quality Designations
SAIMM	South African Institute of Mining and Metallurgy
St. Barbara	St. Barbara LLP
SAMREC	South African Mineral Resources Code
SG	Specific Gravity
Sloane	Sloane Developments Limited
SLR	SLR Consulting
SW	Southwest
t	Tonnes
TRX	Tanzanian Royalty Corporation
TGS	Tanzanian Geological Survey
The Projects	Lake Victoria, Morogoro and Haneti Projects
TRA	Tanzania Revenue Authority
TZS	Tanzanian Shilling
UN	United Nations
USD	United States Dollar
USD/t	United States Dollar per tonne
USDm	Million United States Dollar
VAT	Value Added Tax
Venmyn	Venmyn Rand (Pty) Ltd
VMS	Volcanogenic massive sulphide
WNW	West North West

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Appendix 2: Definitions
Aeromagnetic	Magnetic survey conducted from the air. Usually by fixed wing aircraft of helicopter.
Alteration	A change in mineralogical composition of a rock commonly brought about by reactions with hydrothermal fluids or weathering
Alluvial	Deposited by the action of running water
Amphibolite	A metamorphic crystalline rock consisting mainly of amphibole.
Anastomosing	Braided, branching, interlacing, interconnecting, net-like
Andestite	Volcanic rock comprised mainly of andesine plagioclase feldspar and one or more mafic minerals
Anticline	Fold in rocks in which the convexity is toward the younger rocks in the sequence. See Syncline.
Archaean	A geological period older than 2,500Ma.
Arsenopyrite	Arsenopyrite is an iron sulphide mineral with arsenic (FEAsS)
Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.
Banded Iron Formation	A rock consisting of iron oxides and cherty silica, and possessing a prominent layered or banded appearance in shades of brown or red and black.
Cenozoic	The latest of the five eras into which geologic time is divided. Representing young rocks and deposits.
Basalt	A fine grained, dark coloured, extrusive mafic igneous rock comprised primarily of calcic plagioclase and pyroxene minerals
Blank	A sample containing undetectable concentrations of the elements being prospected for.
Block Model	Computer technique for estimation of grades for individual solid blocks in a regular three dimensional array using sample data from drill holes or underground sampling
Breccia	Rock comprised of coarse, angular fragments within a finer matrix
Chert	A cryptocrystaline silica.
Chip Sample	A regular series of ore chips or rock chips taken from an exposure or at uniform intervals.
Complex	An assemblage of rocks of any age or origin that has been folded together, intricately mixed, involved or otherwise complicated.
Contact	The place or surface where two different rock types meet.
Craton	Large, ancient stable mass of the earth s crust.
Cut-off	The lower value of an ore variable, generally metal content, used to discriminate between different grade ranges of material, particularly ore and waste
Deposit	Any sort of earth material that has accumulated through the action of wind, water, ice or other agents.
Deformation	Change in the form or in the dimensions of rock caused by stress.
Development	Underground work carried out for the purpose of opening up a mineral deposit. Includes shaft sinking, crosscutting, drifting and raising.
Dilution (mining)	That proportion of waste necessarily mined in the process of extracting ore from the ground
Dip	The angle at which a planar feature is depressed from the horizontal.
Domain	Zone within a region of a mineralised body exhibiting relatively consistent structural characteristics
Duplicate	A sample taken from the same place, or a sub-sample taken from the same sample.
Dyke	Tabular body of igneous rock which cross-cuts the structure of the rocks which it has intruded
Epithermal deposit
A mineral deposit formed from hydrothermal solutions at a range of temperatures and pressure. Epithermal deposits are formed within about 1km of the earth s surface in the range of 50 to 200oC. These deposits are typically found in volcanic rocks; the chief metals are gold, silver and mercury.

Estimation	The quantitative judgement of a variable.
Exhalative	A mineral deposit originating from a vapour or gas escaping through the earth through a conduit or fissure, or molten lava or a hot spring.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in the search for .
Fault	A fracture in earth materials, along which the opposite sides have been displaced parallel to the plane of the movement.
Felsic	A term applied to light coloured rocks composed predominantly of feldpathpoids and silica
Ferruginous	Containing iron.
Footwall	Rock mass below a fault or ore deposit
Formation	The ordinary unit of geological mapping consisting of a large and persistent stratum of some kind of rock.
Geochemical Anomaly	A concentration of one or more elements in rock, soil, sediment, vegetation, or water markedly different from the normal concentration in the surroundings.
Geochemistry	The relative and absolute abundances of the elements and atomic species (isotopes) in the earth or within samples.

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Geological mapping	Process of identifying and recording the surface distribution of rock types, their age relationships and the structures affecting their distribution
Gneiss	Group of rocks with banded or foliated fabric formed by regional metamorphism.
Granitoid	A term applied to the texture of holocrytsalline igneous or metasomatic rocks, such as granites, in which the constituents are mostly anhedral or xenomorphic and uniform in size.
Greenschist facies
Greenschist facies is determined by the particular temperature and pressure conditions required to metamorphose basalt to form the typical greenschist facies minerals chlorite, actinolite, and albite. Greenschist facies results from temperatures of approximately 400 to 500 °C and depths of about 8 to 50 kilometres.

Greenstone	A field name for those compact, igneous rocks and sedimentary metamorposhed rocks of Archaean age.
Gridding	Process of establishing survey control by laying out a grid, usually of pegs or stakes
Hanging-wall	Rock mass above a fault or ore deposit
Hydrothermal	A term applied to magmatic emanations high in water content and the rocks and ore deposits derived from them.
Induced polarisation (IP)	Geophysical survey technique in which a current is passed through the ground for the purpose of identifying conductive (chargeable) bodies and measuring the resistivity of sub-surface strata
Karoo	Of the same age of the Karoo rocks in South Africa. Generally between 400-200Ma.
Laterite
Residual soil developed in tropical and subtropical regions as a result of weathering.The soil is leached of silica and the residual material is enriched in hydrated oxides of iron, manganese, titanium, aluminium and nickel.

Lithologies	The description of the characteristics of rocks, as seen in hand-specimens and outcrops on the basis of colour, grain size and composition.
Lode	A mineral deposit consisting of a vein or zone of veins occurring in consolidated rocks, as opposed to alluvial or placer deposits
Mapping	See Geological mapping
Mafic	A term applied to dark coloured rocks composed predominantly of ferromagnesium rock forming silicates.
Mesothermal	A term applied to hydrothermal deposits formed at intermediate temperature and intermediate pressure.
Metallurgical Recovery	Overall proportion of the total content of individual metals within an ore recovered by processing.
Metasediment	Sedimentary rock that shows evidence of having been subjected to metamorphism.
Mineral Asset(s)
Any right to explore and / or mine which has been granted (“property”), or entity holding such property or the securities of such an entity, including but not limited to all corporeal and incorporeal property, mineral rights, mining titles, mining leases,intellectual property, personal property (including plant equipment and infrastructure),mining and exploration tenures and titles or any other right held or acquired in connection with the finding and removing of minerals and petroleum located in, on or near the earth s crust. Mineral Assets can be classified as Dormant Properties, Exploration Properties, Development Properties, Mining Properties or Defunct Properties.

Mineral Resource
A concentration of material of economic interest in or on Earth s crust in such form,quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geologicalcharacteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral Resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured categories. A deposit is a concentration of material of possible economic interest in, on or near the Earth s crust. Portions of a deposit that do not have reasonable and realistic prospects for eventual economic extraction must not be included in a Mineral resource.

Mineralisation	The presence of a target mineral in a mass of host rock.
OK	Ordinary kriging is the most commonly used type of kriging. It assumes a constant but unknown mean.
Orogenic	Formed as a result of mountain building processes and plate tectonics.
Outcrop	The part of a rock formation that appears on the earth s surface.
Perennial Stream	A stream which flows throughout the year.
Plateau	A upland, tableland, or elevated plain having a fairly smooth surface and bounded on at least one side but an escarpment separating it from the lower land.
Porphyry	Rocks containing conspicuous phenocrysts in a fine grained or aphanitic matrix.
Prospect	A deposit with the potential for economic extraction.
Proterozoic	A geological period before the first abundant complex life on Earth from 2,500-542Ma
Proximal	Close to.
Pyrite	Fool s gold a common yellow sulphide mineral, FeS. Pyrite forms under a wide range of pressure-temperature conditions, and so is found in many geological environments.
Pyritic	Pertaining to, resembling or having properties of pyrites.
Pyrrhotite	Pyrrhotite is an iron sulphide mineral with a variable iron content: Fe(1-x)S (x = 0 to0.2).

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Quartzite	A metamorphic rock consisting primarily of quartz grains, formed by the recrystallisation of sandstone by thermal or regional metamorphism or a sandstone composed of quartz grains cemented by silica.
RAB drilling
Rotational drilling technique in which the drill cuttings are returned to surface between the drilling rods and the wall of the hole by compressed air forced down the drill rods. The potential for sample contamination from wall rocks is possible.

Regolith	Layer of loose, incoherent rock material of any origin.
Reconnaissance	An exploratory or preliminary survey, inspection, or examination made to gain information.
Recovery	See Metallurgical Recovery
Reef	A load or vein.
Rock Quality Designations (RQD)	Measurement of core recovery percentage incorporating only pieces that are greater than 100mm in length. A quantitative index used to identify low-quality or weak rock zones
Rehabilitation
The process of restoring mined land to a condition approximating to a greater or lesser degree its original state. Reclamation standards are determined by the Department of Mineral and Energy Affairs and address ground and surface water, topsoil, final slope gradients, waste handling and re-vegetation issues.

Sample	The removal of a small amount of rock pertaining to the deposit which is used to estimate the grade of the deposit and other geological parameters.
Sampling	Taking small pieces of rock at intervals along exposed for assay(to determine the mineral content).
Sedimentary	Formed by the deposition of solid fragmental or chemical material that originates from weathering of rocks and is transported from a source to a site of deposition.
Shear Zone	A zone in which shearing has occurred on a large scale such that rock is crushed and brecciated.
Soil Sample	A small sample of the soil, representing the area from which it was removed.
Specific Gravity (SG)	Ratio of the mass of a body to the mass of an equal volume of water. SG has no units
Standard	A sample for which the specific concentrations of certain elements is know.
Stratabound	Confined to one stratum or layer in a rock sequence
Stratigraphy	The composition, sequence and correlation of stratified rocks within the earth s crust
Structure	The disposition of the rock formations, that is, the broad dips, folds, faults and unconformities at depth.
Subcrop	Rock formations occurring just below the earth s surface. Often covered by younger sediments and/or soils.
Sulphide	Many important metal ores are sulphides.
Syncline	Fold in rocks in which the convexity is toward the older rocks in the sequence. See Anticline
Terrain	A complex group of strata accumulated within a definite geological epoch.
Top-cut	Upper limit applied to sample assay data to reduce the influence of very high grades when averaging over an interval.
Trenching	Making elongated open-air excavations for the purposed of mapping and sampling.
Tuff	A rock formed of compacted volcanic fragments, generally smaller than 4mm.
Ultramafic (rock)	Igneous rock containing less than 45 per cent silica, composed essentially of ferromagnesian silicates and metallic oxides and sulphides, with virtually no quartz or feldspars
Variography	A numerical estimate of the relative variability of grade between pairs of samples with increasing distance apart
Veins	A tabular or sheet like body of one or more minerals deposited in openings of fissures, joints or faults, frequently with associated replacement of the host rock.
VMS	A type of metal sulphide ore deposit associated with volcanic derived hydrothermal events in submarine environments.
Wireframe	Computerised representation of a 3-dimensional solid by a series of conjoined straight lines

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Appendix 3: Full Dynamics of the Conceptual DCF Models for GHR (Kibo)

Base Case
Golden Horseshoe Project Production Summary and Pre-tax DCF Valuation - All Equity Mid 2010 Money Terms
ITEM	Year
	Year No.		-2	-1	1	2	3	4	5
Production (t)		DFS	Design &	Pre-strip, construction					Closure
Ore at a Aueq. cut-off of 0.75g/t		(Sunk	construction		300,000	300,000	300,000	300,000
Processed ore		Cost)		0	300,000	300,000	300,000	300,000		0
Waste (t)				3,500,000	4,000,000	4,000,000	3,100,000	-		-
Stripping ratio (t waste:ore)				-	13.3	13.3	10.3	0.0		0.0
Total material				3,500,000	4,300,000	4,300,000	3,400,000	300,000		0

Ore grades (to plant)
Au (g/t)					3.45	3.45	3.45	3.45		3.45
Ag (g/t)					-	-	-	-		-

Recoveries to dore (%)
Au	92.5				92.50	92.50	92.50	92.50		92.50
Ag	70				70.00	70.00	70.00	70.00		70.00

Gold Dore
Produced kg)					957	957	957	957		0
Kg (Au)					956.71	956.71	956.71	956.71		0.00
(Ag)					0.00	0.00	0.00	0.00		0.00
Oz (Au)					30,759	30,759	30,759	30,759		0
(Au equivalent from Ag))	100.00				0	0	0	0		0
(Total Au equivalent ounces)					30,759	30,759	30,759	30,759		0
Grade (%Au)					100.0	100.0	100.0	100.0		0.0
(%Ag)					0.0	0.0	0.0	0.0		0.0

Revenue ($M)
Gold price ($/oz)	1400.00				1400.00	1400.00	1400.00	1400.00	1400.00
Silver price ($/oz)	14.00				14.00	14.00	14.00	14.00		14.00
Gold Dore Revenue ($M)	0.991				42.675	42.675	42.675	42.675		0.000
Silver	0.95				0.000	0.000	0.000	0.000		0.000
Total Dore Revenue ($M)					42.675	42.675	42.675	42.675		0.000
Refining charge - gold ($/oz)	5.50				0.169	0.169	0.169	0.169		0.000
- silver ($/oz)	0.50				0.000	0.000	0.000	0.000		0.000
Transport & insurance ($/kg)	20.00				0.019	0.019	0.019	0.019		0.000
Tanzanian Royalty Royalty	2.00%				0.816	0.816	0.816	0.816		0.000
Government Royalty	4.00%				1.707	1.707	1.707	1.707		0.000
STAMICO Royalty	2.00%				0.854	0.854	0.854	0.854		0.000

Total Net Revenue ($M)					39.111	39.111	39.111	39.111		0.000

Operating Costs
Mining cost/t moved	1.04			1.040	1.040	1.040	1.040	1.040		1.040
Ore mining ($M)				0.000	0.312	0.312	0.312	0.312		0.000
rehandling	0.00			0.000	0.000	0.000	0.000	0.000		0.000
Waste mining ($M)				3.640	4.160	4.160	3.224	0.000		0.000
Mining fixed cost	4.240			4.240	4.240	4.240	4.240	4.240		0.000
Licence fees	0.015		0.015	0.015	0.015	0.015	0.015	0.015		0.000
Tailings disposal	0.00				0.000	0.000	0.000	0.000		0.000

Processing
Fixed ($M)	4.368				4.368	4.368	4.368	4.368		0.000
Variable ($/t)	15.04				4.512	4.512	4.512	4.512		0.000

Pre Production or G&A fixed cost	0.750		0.375	0.750	0.750	0.750	0.750	0.750		0.000

Total Operating Cost ($M)			0.390	8.645	18.357	18.357	17.421	14.197		0.000
$/oz Au (nett of Ag credidts)

Total Capex ($M)		2.000	14.400	13.750	0.000	0.000	0.000	0.000		0.000
Change in working capital ($M)			0.098	2.064	2.428	0.000	-0.234	1.375		0.000
Pre-tax Cashflow ($M)		-2.000	-14.888	-24.459	18.326	20.754	21.924	23.539		0.000
Cum. Pre-tax Cashflow ($M)		-2.000	-16.888	-41.346	-23.021	-2.267	19.657	43.196	43.196

Pre-tax NPV ($M)	17.808		Internal rate of return		30.9%
Sloane Dev. Share (90%)	16.027
At a discount rate of	12.00%		Open Pit Option

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Option 1
Golden Horseshoe Project Production Summary and Pre-tax DCF Valuation - All Equity Mid 2010 Money Terms
ITEM	Year
	Year No.		-2	-1	1	2	3	4	5
Production (t)		DFS	Design &	Pre-strip, construction					Closure
Ore at a Aueq. cut-off of 0.75g/t		(Sunk	construction		300,000	300,000	300,000	300,000
Processed ore		Cost)		0	300,000	300,000	300,000	300,000		0
Waste (t)				3,500,000	4,000,000	4,000,000	3,100,000	-		-
Stripping ratio (t waste:ore)				-	13.3	13.3	10.3	0.0		0.0
Total material				3,500,000	4,300,000	4,300,000	3,400,000	300,000		0

Ore grades (to plant)
Au (g/t)					3.45	3.45	3.45	3.45		3.45
Ag (g/t)					-	-	-	-		-

Recoveries to dore (%)
Au	92.5				92.50	92.50	92.50	92.50		92.50
Ag	70				70.00	70.00	70.00	70.00		70.00

Gold Dore
Produced kg)					957	957	957	957		0
Kg (Au)					956.71	956.71	956.71	956.71		0.00
(Ag)					0.00	0.00	0.00	0.00		0.00
Oz (Au)					30,759	30,759	30,759	30,759		0
(Au equivalent from Ag))	100.00				0	0	0	0		0
(Total Au equivalent ounces)					30,759	30,759	30,759	30,759		0
Grade (%Au)					100.0	100.0	100.0	100.0		0.0
(%Ag)					0.0	0.0	0.0	0.0		0.0

Revenue ($M)
Gold price ($/oz)	1400.00				1400.00	1400.00	1400.00	1400.00	1400.00
Silver price ($/oz)	14.00				14.00	14.00	14.00	14.00		14.00
Gold Dore Revenue ($M)	0.991				42.675	42.675	42.675	42.675		0.000
Silver	0.95				0.000	0.000	0.000	0.000		0.000
Total Dore Revenue ($M)					42.675	42.675	42.675	42.675		0.000
Refining charge - gold ($/oz)	5.50				0.169	0.169	0.169	0.169		0.000
- silver ($/oz)	0.50				0.000	0.000	0.000	0.000		0.000
Transport & insurance ($/kg)	20.00				0.019	0.019	0.019	0.019		0.000
Tanzanian Royalty Royalty	2.00%				0.816	0.816	0.816	0.816		0.000
Government Royalty	4.00%				1.707	1.707	1.707	1.707		0.000
STAMICO Royalty	2.00%				0.854	0.854	0.854	0.854		0.000

Total Net Revenue ($M)					39.111	39.111	39.111	39.111		0.000

Operating Costs
Mining cost/t moved	1.04			1.040	1.040	1.040	1.040	1.040		1.040
Ore mining ($M)				0.000	0.312	0.312	0.312	0.312		0.000
rehandling	0.00			0.000	0.000	0.000	0.000	0.000		0.000
Waste mining ($M)				3.640	4.160	4.160	3.224	0.000		0.000
Mining fixed cost	4.240			4.240	4.240	4.240	4.240	4.240		0.000
Licence fees	0.015		0.015	0.015	0.015	0.015	0.015	0.015		0.000
Tailings disposal	0.00				0.000	0.000	0.000	0.000		0.000

Processing
Fixed ($M)	4.368				4.368	4.368	4.368	4.368		0.000
Variable ($/t)	15.04				4.512	4.512	4.512	4.512		0.000

Pre Production or G&A fixed cost	0.750		0.375	0.750	0.750	0.750	0.750	0.750		0.000

Total Operating Cost ($M)			0.390	8.645	18.357	18.357	17.421	14.197		0.000
$/oz Au (nett of Ag credidts)

Total Capex ($M)		2.000	10.575	9.925	0.000	0.000	0.000	0.000		0.000
Change in working capital ($M)			0.098	2.064	2.428	0.000	-0.234	1.375		0.000
Pre-tax Cashflow ($M)		-2.000	-11.063	-20.634	18.326	20.754	21.924	23.539		0.000
Cum. Pre-tax Cashflow ($M)		-2.000	-13.063	-33.696	-15.371	5.383	27.307	50.846	50.846

Pre-tax NPV ($M)	24.272		Internal rate of return		42.5%
Sloane Dev. Share (90%)	21.845
At a discount rate of	12.00%		Open Pit Option

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Option 2
Golden Horseshoe Project Production Summary and Pre-tax DCF Valuation - All Equity Mid 2010 Money Terms
ITEM	Year
	Year No.		-2	-1	1	2	3	4	5
Production (t)		DFS	Design &	Pre-strip, construction					Closure
Ore at a Aueq. cut-off of 0.75g/t		(Sunk	construction		300,000	300,000	300,000	300,000
Processed ore		Cost)		0	300,000	300,000	300,000	300,000		0
Waste (t)				3,500,000	4,000,000	4,000,000	3,100,000	-		-
Stripping ratio (t waste:ore)				-	13.3	13.3	10.3	0.0		0.0
Total material				3,500,000	4,300,000	4,300,000	3,400,000	300,000		0

Ore grades (to plant)
Au (g/t)					3.45	3.45	3.45	3.45		3.45
Ag (g/t)					-	-	-	-		-

Recoveries to dore (%)
Au	92.5				92.50	92.50	92.50	92.50		92.50
Ag	70				70.00	70.00	70.00	70.00		70.00

Gold Dore
Produced kg)					957	957	957	957		0
Kg (Au)					956.71	956.71	956.71	956.71		0.00
(Ag)					0.00	0.00	0.00	0.00		0.00
Oz (Au)					30,759	30,759	30,759	30,759		0
(Au equivalent from Ag))	100.00				0	0	0	0		0
(Total Au equivalent ounces)					30,759	30,759	30,759	30,759		0
Grade (%Au)					100.0	100.0	100.0	100.0		0.0
(%Ag)					0.0	0.0	0.0	0.0		0.0

Revenue ($M)
Gold price ($/oz)	1400.00				1400.00	1400.00	1400.00	1400.00	1400.00
Silver price ($/oz)	14.00				14.00	14.00	14.00	14.00		14.00
Gold Dore Revenue ($M)	0.991				42.675	42.675	42.675	42.675		0.000
Silver	0.95				0.000	0.000	0.000	0.000		0.000
Total Dore Revenue ($M)					42.675	42.675	42.675	42.675		0.000
Refining charge - gold ($/oz)	5.50				0.169	0.169	0.169	0.169		0.000
- silver ($/oz)	0.50				0.000	0.000	0.000	0.000		0.000
Transport & insurance ($/kg)	20.00				0.019	0.019	0.019	0.019		0.000
Tanzanian Royalty Royalty	2.00%				0.816	0.816	0.816	0.816		0.000
Government Royalty	4.00%				1.707	1.707	1.707	1.707		0.000
STAMICO Royalty	2.00%				0.854	0.854	0.854	0.854		0.000

Total Net Revenue ($M)					39.111	39.111	39.111	39.111		0.000

Operating Costs
Mining cost/t moved	1.04			1.040	1.040	1.040	1.040	1.040		1.040
Ore mining ($M)				0.000	0.312	0.312	0.312	0.312		0.000
rehandling	0.00			0.000	0.000	0.000	0.000	0.000		0.000
Waste mining ($M)				3.640	4.160	4.160	3.224	0.000		0.000
Mining fixed cost	4.240			4.240	4.240	4.240	4.240	4.240		0.000
Licence fees	0.015		0.015	0.015	0.015	0.015	0.015	0.015		0.000
Ore transport to Bulyanhulu	1.90			0.000	0.570	0.570	0.570	0.570		0.000
Tailings disposal	0.00				0.000	0.000	0.000	0.000		0.000

Processing
Fixed ($M)	0.000				0.000	0.000	0.000	0.000		0.000
Variable ($/t)	15.04				4.512	4.512	4.512	4.512		0.000
Bulyanhulu revenue share	20%				6.920	6.920	6.920	6.920		0.000
Pre Production or G&A fixed cost	0.750		0.375	0.750	0.750	0.750	0.750	0.750		0.000

Total Operating Cost ($M)			0.390	8.645	21.479	21.479	20.543	17.319		0.000
$/oz Au (nett of Ag credidts)

Total Capex ($M)		2.000	1.650	1.200	0.000	0.000	0.000	0.000		0.000
Change in working capital ($M)			0.098	2.064	3.208	0.000	-0.234	-4.498		0.000
Pre-tax Cashflow ($M)		-2.000	-2.138	-11.909	14.424	17.632	18.802	26.290		0.000
Cum. Pre-tax Cashflow ($M)		-2.000	-4.138	-16.046	-1.623	16.009	34.811	61.101	61.101

Pre-tax NPV ($M)	34.058		Internal rate of return		96.7%
Sloane Dev. Share (90%)	30.652
At a discount rate of	12.00%		Open Pit Option

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Appendix 4: QAQC Investigation Plots

Zone 1: Cut Grades in Normal Space

Zn 1 Au cut Histogram
Number of Data 646
mean 3.3426
std. dev. 4.1214
coef. of var 1.2329
maximum 50.0000
upper quartile 4.1500
median 2.0580
lower quartile 1.0600
minimum .0230
Frequency

Zone 1: Cut Grades in Lognormal Space

Zn 1 Log Au Histogram
Number of Data 646
mean 3.3426
std. dev. 4.1214
coef. of var 1.2329
maximum 50.0000
upper quartile 4.1500
median 2.0580
lower quartile 1.0600
minimum .0230
Frequency

Zone 2: Cut Grades in Normal Space

Zn 2 Cut Au Histogram
Number of Data 148
mean 2.06
std. dev. 2.86
coef. of var 1.39
maximum 20.00
upper quartile 2.22
median 1.10
lower quartile .75
minimum .02
Frequency

Zone 2: Cut Grades in Lognormal Space

Zn 2 Log Cut Au Histogram
Number of Data 148
mean 2.06
std. dev. 2.86
coef. of var 1.39
maximum 20.00
upper quartile 2.22
median 1.10
lower quartile .75
minimum .02
Frequency

Low Grade Interstitial Inclusion
950
900
850
Legend

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Model Mean
Drill Mean
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Cut Au Grade (g/t)
111
113
313
314
315
317
318
319
414
416
417
418
419
516
517
518
519
618
619
719
4110
5110
6110
7110
75x75m Block No.

Model Vs Drill
Ideal
Linear (Model Vs Drill)
y = 0.7006x + 0.8382
R² = 0.7165
Model Grade (g/t)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Drill Grade (g/t)

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Model Mean
Drill Mean
Cut Au Grade (g/t)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
312
314
315
317
318
414
416
417
418
419
516
517
518
519
4110
5110
75x75m Block No.

Model Vs Drill
Ideal
Linear (Model Vs Drill)
y = 0.5545x + 0.8097
R² = 0.7194
Model Grade (g/t)
Drill Grade (g/t)
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Histogram for AU,MZONE 11
Total Records : 1116
Values > Trace : 337
Minimum : 0.060
Maximum : 15.991
Mean : 1.821
Variance : 2.098
StdDeviation : 1.448
% Frequency
AU
Log Histogram for AU,MZONE 11
Total Records : 1116
Values > Trace : 337
Minimum : 0.060
Maximum : 15.991
Mean : 1.821
Variance : 2.098
StdDeviation : 1.448
% Frequency
AU
Histogram for AU,MZONE 12
Total Records : 1116
Values > Trace : 268
Minimum : 0.020
Maximum : 18.000
Mean : 1.764
Variance : 4.548
StdDeviation : 2.133
% Frequency
AU
Log Histogram for AU,MZONE 12
Total Records : 1116
Values > Trace : 268
Minimum : 0.020
Maximum : 18.000
Mean : 1.764
Variance : 4.548
StdDeviation : 2.133
% Frequency
AU

Histogram for AU,MZONE 20
Total Records : 1116
Values > Trace : 244
Minimum : 0.018
Maximum : 7.745
Mean : 2.027
Variance : 2.234
StdDeviation : 1.495
% Frequency
AU
Log Histogram for AU,MZONE 20
Total Records : 1116
Values > Trace : 244
Minimum : 0.018
Maximum : 7.745
Mean : 2.027
Variance : 2.234
StdDeviation : 1.495
% Frequency
AU
Histogram for AU,MZONE 30
Total Records : 1116
Values > Trace : 74
Minimum : 0.030
Maximum : 9.200
Mean : 1.536
Variance : 2.111
StdDeviation : 1.453
% Frequency
AU
Log Histogram for AU,MZONE 30
Total Records : 1116
Values > Trace : 74
Minimum : 0.030
Maximum : 9.200
Mean : 1.536
Variance : 2.111
StdDeviation : 1.453
% Frequency
AU

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

Histogram for AU,MZONE 40
Total Records : 1116
Values > Trace : 107
Minimum : 0.120
Maximum : 96.424
Mean : 3.184
Variance : 94.479
StdDeviation : 9.720
% Frequency
AU
Log Histogram for AU,MZONE 40
Total Records : 1116
Values > Trace : 107
Minimum : 0.120
Maximum : 96.424
Mean : 3.184
Variance : 94.479
StdDeviation : 9.720
% Frequency
AU
Histogram for AU,MZONE 50
Total Records : 1116
Values > Trace : 86
Minimum : 0.045
Maximum : 7.947
Mean : 2.033
Variance : 1.572
StdDeviation : 1.254
% Frequency
AU
Log Histogram for AU,MZONE 50
Total Records : 1116
Values > Trace : 86
Minimum : 0.045
Maximum : 7.947
Mean : 2.033
Variance : 1.572
StdDeviation : 1.254
% Frequency
AU

Model vs Drill
Ideal
Linear (Model vs Drill)
y = 0.1121x + 1.636
R² = 0.1701
Model Grade (g/t)
Drill Grade (g/t)

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd

NI 43-101 on the Itetemia and Luhala Projects, Tanzania January 2012	Venmyn Rand (Pty) Ltd